Filed by: Seaspan Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-32591

Subject Company: Seaspan Corporation

Date: November 22, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019.

Item 1 – Information Contained in this Form 6-K Report

Holding Company Reorganization

Entry into Merger Agreement

On November 20, 2019, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlas Corp., a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas (“Merger Sub”), in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan will become a direct, wholly owned subsidiary of Atlas (the “holding company reorganization”).

Structure

Pursuant to the Merger Agreement, upon the satisfaction or waiver of the conditions precedent specified therein, at the effective time (the “Effective Time”) of the Merger (as defined below), Merger Sub will merge with and into Seaspan, with Seaspan continuing as the surviving corporation and a direct wholly owned subsidiary of Atlas (the

“Merger”). Upon the consummation of the Merger, all of the property, rights, privileges, agreements, powers and authority of Merger Sub will vest in Seaspan, all obligations and liabilities of Merger Sub will become the obligations and liabilities of Seaspan, as the surviving corporation, Merger Sub shares will be converted into Seaspan common shares, and Atlas will cancel Atlas common shares issued to Seaspan prior to the Merger.

Effect on Seaspan Common Shares, Seaspan Preferred Shares, Warrants and Equity Awards

At the Effective Time of the Merger, each outstanding Seaspan common share and Seaspan preferred share will be canceled. Seaspan, as the surviving corporation, will issue one new Seaspan common share to Atlas for each canceled Seaspan common share. In consideration of such issuance of shares of the surviving corporation to Atlas, Atlas will issue one Atlas common share to the holders of each canceled Seaspan common share. In addition, Seaspan, as the surviving corporation, will issue one new Seaspan common share to Atlas for each canceled Seaspan preferred share. In consideration of such issuance of shares of the surviving corporation to Atlas, Atlas will issue one Atlas preferred share of the corresponding series of preferred shares to the holders of each canceled Seaspan preferred share of the applicable series. Atlas will apply to list Atlas common shares and Atlas preferred shares on the NYSE upon the consummation of the Merger.

Atlas will assume all of Seaspan’s rights and obligations under the Warrant Agreement by and among Seaspan and the investors specified therein, dated as of July 16, 2018 (the “Warrant Agreement”), and each outstanding warrant issued pursuant to the Warrant Agreement. Accordingly, at the Effective Time, by virtue of the Merger, the reserve of Seaspan common shares issuable under each warrant will be converted on a one-share-for-one-share basis into Atlas common shares, and the terms and conditions of the Warrant Agreement and each outstanding warrant issued pursuant to the Warrant Agreement assumed by Atlas that are in effect immediately prior to the Merger will continue in full force and effect after the Merger, except that Seaspan common shares issuable under each such warrant will be Atlas common shares

Seaspan will transfer to Atlas, and Atlas will assume, sponsorship of all of Seaspan’s equity plans, and Atlas will agree to perform all obligations of Seaspan under such equity plans and each outstanding equity award granted thereunder. Accordingly, at the Effective Time, by virtue of the Merger, the reserve of Seaspan common shares under each equity plan will be converted on a one-share-for-one-share basis into Atlas common shares, and the terms and conditions that are in effect immediately prior to the Merger under each outstanding award assumed by Atlas will continue in full force and effect after the Merger, including the vesting schedule and applicable issuance dates, the per share exercise price, the expiration date and other applicable termination provisions, except that Seaspan common shares issuable under each such award will be Atlas common shares.

Governance

All members of the board of directors of Seaspan also serve as directors of Atlas, with Mr. David Sokol serving as Chairman of the Board of Directors of Atlas. Mr. Bing Chen serves as President and Chief Executive Officer and director of both Atlas and Seaspan, and Mr. Ryan Courson serves as Chief Financial Officer of both Atlas and Seaspan.

Articles of Incorporation and Bylaws of Atlas and Seaspan

Upon the consummation of the holding company reorganization, the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of Atlas that will be in effect will be substantially similar to the Seaspan Second Amended and Restated Articles of Incorporation (the “Seaspan articles of incorporation”) and Seaspan Second Amended and Restated Bylaws (“Seaspan bylaws”), except that the Atlas articles of incorporation (i) will not contain certain provisions of the Seaspan articles of incorporation that are no longer applicable and (ii) are proposed to include a provision stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder (as defined in the Atlas articles of incorporation) if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates (which is subject to the approval of holders of Seaspan common shares at the Special Meeting (as defined below) to reflect the current composition of top shareholders of Seaspan). In addition, the articles of incorporation and bylaws of Seaspan that will be in effect upon the consummation of the holding company reorganization will be the same as the Seaspan articles of incorporation and Seaspan bylaws immediately prior to consummation of the Merger Agreement.

Conditions to Completion of the Holding Company Reorganization

Unless another date and time is designated, completion of the holding company reorganization will occur on the second business day following satisfaction or, to the extent permitted by applicable law, waiver, of the following conditions:

•

The proposal to approve the Merger Agreement to be submitted to the vote of the holders of Seaspan common shares at a special meeting of shareholders (the “Special Meeting”) shall have been approved in accordance with Seaspan’s organizational documents, the Republic of the Marshall Islands Business Corporations Act and the rules and regulations of the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), as applicable;

•	All consents required to be obtained from or made with any governmental authority in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made;

•

All consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made;

•

No order by any governmental authority shall have been entered and shall continue to be in effect, and no law shall have been adopted or be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger, and no action shall have been brought by any governmental authority and remain pending, that seeks an order that would prohibit, enjoin or make illegal the consummation of the Merger;

•

The registration statement on Form F-4, which includes the proxy statement/prospectus, that Atlas intends to file with the SEC in connection with the offer of Atlas common shares and Atlas preferred shares to holders of Seaspan common shares and Seaspan preferred shares, as well as the Special Meeting, shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order; and

•	Atlas common shares and Atlas preferred shares shall have been approved for listing on the NYSE, subject to the completion of the Merger.

Termination of the Merger Agreement

Under the terms of the Merger Agreement, the Merger Agreement may be terminated and the holding company reorganization may be abandoned at any time prior to the Effective Time by action of the Seaspan board of directors. In the event of termination, the Merger Agreement will become void and have no effect, and neither Seaspan, Atlas, Merger Sub nor their respective shareholders, directors or officers shall have any liability with respect to such termination or abandonment. However, pursuant to the Acquisition Agreement (as defined below), the Merger Agreement cannot be terminated in any manner that would result in an adverse effect on any Seller in the Acquisition (as such terms are defined below under “APR Energy Acquisition—Entry into Acquisition Agreement”).

Amendments and Waivers

The Merger Agreement may be supplemented, amended or modified, whether before or after the adoption of the Merger Agreement by the holders of Seaspan common shares and/or the sole shareholder of Atlas or Merger Sub, by the mutual consent of Seaspan, Atlas and Merger Sub by action by their respective boards of directors; provided, however, that, no amendment will be effected subsequent to the adoption of the Merger Agreement by the sole shareholder of Atlas or Merger Sub or by the holders of Seaspan common shares that by law requires further approval or authorization by the sole shareholder of Atlas or Merger Sub or the holders of Seaspan common shares, as applicable, without such further approval or authorization. No amendment of any provision of the Merger Agreement will be valid unless it is in writing and signed by all of the parties. In addition, pursuant to the Acquisition Agreement, the Merger Agreement cannot be amended or modified in any manner that would result in an adverse effect on any Seller in the Acquisition.

Governing Law

The Merger Agreement is governed by the laws of the Republic of the Marshall Islands.

The Merger Agreement is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference. The description of the Merger Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Merger Agreement.

Seaspan issued a press release announcing the proposed holding company reorganization on November 21, 2019, a copy of which is attached to this Form 6-K as Exhibit 99.1.

APR Energy Acquisition

Entry into Acquisition Agreement

On November 20, 2019, Seaspan and Atlas entered into an Acquisition Agreement (the “Acquisition Agreement”) with Fairfax Financial Holdings Limited and certain affiliated companies (together, “Fairfax”), Albright Capital Management LLC (“ACM”), certain other shareholders of Target (as hereinafter defined) (together with ACM and Fairfax, “Sellers”), Apple Bidco Limited (“Target”), and Fairfax Financial Holdings Limited, as representative of Sellers. Under the Acquisition Agreement, Atlas has agreed to acquire (the “Acquisition”) 100% of the share capital of Target, a company incorporated under the laws of England and Wales that holds 100% of the shares of APR Energy Ltd., which in turn owns directly and indirectly all of the subsidiaries engaged in the operation of the APR Business (collectively with Target, “APR Energy”) for a purchase price equal to US$750 million minus the amount of APR Energy’s net debt and certain seller expenses on the closing date, subject to certain other customary purchase price adjustments, to be paid in newly issued Atlas common shares valued at US$11.10 per share. The Atlas common shares to be issued to the Sellers will be issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

The Acquisition Agreement contains representations, warranties, covenants and indemnification provisions that are customary for transactions of this type. Consummation of the Acquisition is subject to completion of the holding company reorganization described above and to customary closing conditions, including, among others, receipt of consents required to be obtained or expiration of required waiting periods under applicable competition laws, In connection with the Acquisition Agreement, Seaspan secured a buyer-side representation and warranty insurance policy, and a portion of the Atlas common shares issuable in satisfaction of the purchase price will be held back by Atlas, and reserved for issuance, for the purpose of securing the obligations of Sellers under certain of the purchase price adjustment and indemnification provisions of the Acquisition Agreement.

The Acquisition Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Seaspan or APR Energy. The representations, warranties and covenants contained in the Acquisition Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Acquisition Agreement and may be subject to limitations agreed upon by the contracting parties, including qualification by confidential disclosures exchanged between the parties in connection with the execution of the Acquisition Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Acquisition Agreement instead of establishing these matters as facts, and may be subject to contractual standards of “materiality” and “material adverse effect” applicable to the contracting parties that differ from those applicable to investors or under applicable securities laws. Investors are not third party beneficiaries under the Acquisition Agreement and should not rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of Seaspan or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in Seaspan’s or Atlas’s public disclosures.

The Acquisition Agreement is filed as Exhibit 4.2 to this Report on Form 6-K and is incorporated herein by reference. The description of the Acquisition Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Acquisition Agreement.

Seaspan issued a press release announcing the Acquisition on November 21, 2019, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Registration Rights Agreement

The Acquisition Agreement provides that upon the consummation of the Acquisition Agreement, Atlas will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Sellers (including any shareholders of Target that become parties to the Acquisition Agreement by joinder agreement). The Registration Rights Agreement will provide that on or prior to 75 days after the completion of the Acquisition (the “Issue Date”), Atlas will file a registration statement covering the resale of the Atlas common shares issued or issuable to the Sellers pursuant to the Acquisition Agreement (the “Registrable Securities”).

The Registration Rights Agreement further will provide the Sellers with the right to demand that Atlas register the Registrable Securities in an underwritten offering, as well as the right to include the Registrable Securities in any underwritten offering of Atlas common shares initiated by Atlas or any other shareholder, subject to customary exceptions and limitations.

Atlas will be obligated to pay cash payments to the holders of Registrable Securities, as applicable, if, among other things, (a) it fails to comply with its obligations to register the Registrable Securities within the time period specified in the Registration Rights Agreement, or (b) the applicable registration statements cease to be effective or Atlas suspends use of such registration statements by the holders of Registrable Securities under certain circumstances and beyond permitted time periods. The Registration Rights Agreement provides that all registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by Atlas.

Risks Related to the Holding Company Reorganization

The market price of Atlas common shares and Atlas preferred shares after the holding company reorganization may be affected by factors different from those affecting Seaspan common shares and Seaspan preferred shares currently.

Upon completion of the holding company reorganization, holders of Seaspan common shares will become holders of Atlas common shares, and holders of Seaspan preferred shares will become holders of Atlas preferred shares. Upon the consummation of the holding company reorganization, Atlas will be a holding company for Seaspan and its subsidiaries. Seaspan intends to implement the holding company reorganization to position the company to advance its objective of allocating capital selectively into synergistic opportunities in adjacent businesses (both horizontal and vertical) that create long-term shareholder value and provide strong risk-adjusted returns on capital. The business of Atlas will not be limited to that of Seaspan and, accordingly, the financial condition and results of operations of Atlas after the holding company reorganization, as well as the market price of the Atlas common shares and Atlas preferred shares, may be affected by factors different from those currently affecting the financial condition and results of operations of Seaspan.

After completion of the holding company reorganization, Atlas may fail to realize the anticipated benefits of the holding company reorganization, which could adversely affect the value of Atlas common shares and Atlas preferred shares.

Although we believe that the holding company reorganization will provide Atlas with future benefits, these expected benefits are not guaranteed and may not be obtained if market conditions or other circumstances prevent us from taking advantage of the investment, financing and structuring flexibility we expect to gain as a result of the holding company reorganization. The success of the holding company reorganization and the new corporate structure that will be created pursuant to such holding company reorganization will depend, in large part, on the ability of Atlas to realize the anticipated growth opportunities from the holding company reorganization and from the anticipated entry into new business lines outside of the current Seaspan business. The future acquisition and integration of new businesses into the Atlas holding company structure could require a significant amount of time, financial resources and management attention. The realization of the anticipated benefits of Atlas’ new corporate structure may be hindered, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include, but are not limited to:

•	difficulties in managing the potentially diverse activities and operations of companies or businesses Atlas may acquire;

•	failure to leverage Atlas’ corporate structure to realize operational efficiencies and to cross-sell multiple products and services;

•	difficulties in reorganizing personnel, operations, networks and administrative functions;

•	unforeseen contingent risks, including lack of required capital resources, relating to Atlas’ corporate structure that may become apparent in the future; and

•	unexpected business disruptions.

If Atlas is unable to successfully realize the benefits of the new corporate structure that will be created pursuant to the holding company reorganization within the anticipated time frame, or at all, the anticipated benefits of the holding company reorganization may not be realized fully or at all or may take longer to realize than expected, Atlas may not perform as expected and the value of the Atlas common shares and Atlas preferred shares may be adversely affected.

As a holding company, Atlas will be dependent on the operations and funds of its subsidiaries.

Upon completion of the holding company reorganization and the Acquisition, Atlas will be a holding company with no business operations of its own and its only significant assets will be the outstanding stock in Seaspan and APR Energy. As a result, Atlas will rely on payments from its subsidiaries to meet its obligations. We currently expect that a significant portion of the cash flows of Seaspan, which will become a wholly owned subsidiary of Atlas upon the completion of the holding company reorganization, will be used by it in its operations, including to service Seaspan’s current as well as any future debt obligations. In addition, in the future, subsidiaries may be restricted in their ability to pay cash dividends or to make other distributions to Atlas, which may limit the payment of cash dividends or other distributions, if any, to the holders of Atlas shares. Future debt obligations of Atlas, in addition to statutory restrictions, may limit the ability of Atlas and its subsidiaries to pay dividends.

Atlas may not be able to successfully implement its growth strategy and to invest in or integrate new lines of business.

Immediately following the holding company reorganization and, if consummated in accordance the Acquisition Agreement, the Acquisition, Atlas’ assets will be its wholly owned subsidiaries, Seaspan and APR Energy. Atlas’ strategy to grow its business is dependent, in part, on its ability to invest in additional businesses. Atlas believes that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition could involve the payment by Atlas of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. However, Atlas may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. In addition, Atlas may not be able to successfully identify target investments or consummate target acquisitions within the expected time line or budget.

Atlas’ future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. In addition, Atlas may not derive the expected financial returns on its investments in new businesses or such operations may not be profitable at all. Atlas cannot predict the effect that any failed expansion may have on its business. Regardless of whether Atlas is successful in identifying target investments, the negotiations for such investments could disrupt its ongoing business, distract management and increase its expenses. If Atlas is unable to successfully execute its plans for investing in new lines of business, whether as a result of unfavorable market conditions or otherwise, its future results of operations could be materially and adversely affected.

The holding company reorganization is subject to the approval of the Merger Agreement by holders of Seaspan common shares.

Before the holding company reorganization can be completed, holders of Seaspan common shares must adopt the Merger Agreement. There can be no assurance that this approval will be obtained. Failure to obtain the required approval may result in a material delay in, or the abandonment of, the holding company reorganization. Any delay in completing the holding company reorganization may materially adversely affect the timing and anticipated benefits that are expected to be achieved from the holding company reorganization.

The holding company reorganization is subject to the consent of Seaspan’s lenders and other financing sources.

Seaspan has obtained necessary consents to the holding company reorganization from almost all required lending syndicates. There can be no assurance that the outstanding consents will be obtained or that their receipt will not be subject to conditions (such as recourse to Atlas or other subsidiaries of Atlas, or partial prepayment). If the remaining consents are not received in a timely fashion, Seaspan may be required to prepay the financing and/or refinance the facility on less favorable terms.

Failure to complete the holding company reorganization could negatively impact the stock price and the future business and financial results of Seaspan.

If the holding company reorganization is not completed, Seaspan’s ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the holding company reorganization, Seaspan would be subject to a number of risks, including the following:

•	Seaspan may experience negative reactions from the financial markets, including negative impacts on its stock and bond prices, and from its customers, suppliers, financiers, regulators and employees;

•	Seaspan will be required to pay certain costs relating to the holding company reorganization, whether or not the holding company reorganization is completed; and

•

matters relating to the holding company reorganization require substantial commitments of time and resources by Seaspan management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Seaspan as an independent company.

If any of those risks materialize, they may adversely affect Seaspan’s businesses, financial condition, and results of operations.

Seaspan may choose to postpone or abandon the holding company reorganization.

Seaspan may postpone or abandon the holding company reorganization at any time prior to the Effective Time, even after the shareholders have approved the Merger Agreement at the Special Meeting, subject to the terms of the Acquisition Agreement providing that the Merger Agreement cannot be amended, modified or terminated in any manner that would result in an adverse effect on any Seller in the Acquisition. While Seaspan currently expects to complete the holding company reorganization as soon as practicable after obtaining shareholder approval of the Merger Agreement, the Seaspan board of directors may delay the holding company reorganization for a significant time or may abandon the holding company reorganization altogether after the Special Meeting (subject to the terms of the Acquisition Agreement) because, among other reasons, the holding company reorganization is no longer advisable or in the best interests of its shareholders or may not result in the benefits Seaspan expects, or its estimated cost of the holding company reorganization increases. Additionally, Seaspan may not be able to satisfy all of the other conditions to the completion of the holding company reorganization, including obtaining all consents necessary, desirable or appropriate in connection with the holding company reorganization and related transactions.

As a “foreign private issuer” under the rules and regulations of the SEC, Atlas is permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules.

Atlas will be, after the consummation of the holding company reorganization, considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. issuers. Moreover, Atlas will not be required to file periodic reports and financial statements with the SEC within the same time frames as U.S. companies with securities registered under the Exchange Act. Atlas will not be required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Atlas’ officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Atlas’ securities.

Atlas could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Atlas’ outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Atlas’ directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Atlas’ assets are located in the United States; or (iii) Atlas’ business is administered principally in the United States. If Atlas loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Atlas would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Atlas’ management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The expected withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” creates an uncertain political and economic environment in the United Kingdom and could have an adverse impact on the business, results of operation and financial condition of Atlas.

Upon completion of the holding company reorganization, Atlas will be U.K. tax resident and, consequently, subject to certain risks relating to the U.K. political and economic environment. In June 2016, the electorate in the U.K. voted to withdraw from the European Union (the “EU”) in a national referendum, commonly referred to as “Brexit.” Pursuant to a notice served under Article 50 of the Treaty on European Union on March 29, 2017, the U.K. gave notice that it would cease to be an EU Member State either on the effective date of a withdrawal agreement (entry into such a withdrawal agreement requires U.K. parliamentary approval) or, failing that, two years following the U.K.’s notification of its intention to leave the EU, referred to as the “Brexit Date,” unless the European Council (together with the U.K.) unanimously decides to extend the two year period.

In October 2019, the U.K. reached a provisional agreement with the E.U. (the “Withdrawal Agreement”) on transitional arrangements following Brexit (which are intended to enable the U.K. to remain within the EU single market and customs union for a transitional period through 2020), but this Withdrawal Agreement has not been endorsed by the U.K. House of Commons, and an extension to the Brexit Date was granted by the European Council to January 31, 2020.

At present, it is not possible to predict when the Brexit Date will occur or the nature of the future relationship the U.K. will have with the EU. Upon the consummation of the holding company reorganization, Atlas will be headquartered and tax resident in the U.K., and, depending on the terms of Brexit, Atlas may face new regulatory costs and challenges.

Future changes to tax laws could have an adverse impact on the business, results of operation and financial condition of Atlas.

Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where Atlas will be subject to tax upon the consummation of the holding company reorganization could increase the amount of tax payable by Atlas. In addition, the U.K. government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where Atlas and its affiliates will do business upon the consummation of the holding company reorganization have had an extended focus on issues related to the taxation of multinational corporations. One example is the OECD’s “base erosion and profit shifting” project, which focuses on limiting the ability of companies to shift income, losses, and deductions based on relative tax rates. A number of tax authorities have indicated that they will consider reforms to their tax laws in response to this project, and on June 20, 2016 the EU Council adopted the Anti-Tax Avoidance Directive (EU) 2016/1164, which requires member states to implement certain of the OECD’s recommendations. As a result of the OECD project and the focus on the taxation of multi-national corporations, the tax laws in the U.K., and other countries in which Atlas and its affiliates will do business upon the consummation of the holding company reorganization could change on a prospective or retroactive basis, and any such changes could have an adverse impact on the business, results of operation and financial condition of Atlas.

If U.K. tax residency of Atlas is not established or maintained, the amount of tax payable by Atlas could increase, which could have an adverse impact on the business, results of operation and financial condition of Atlas

Upon the consummation of the holding company reorganization, Atlas intends to be tax resident only in the U.K., and, as a result, Atlas will be subject to U.K. tax rules. Such rules include the obligation to pay corporation tax, tax reporting requirements and anti-avoidance rules, such as the controlled foreign companies rules. Exemption from U.K. corporation tax may be available in respect of the receipt of dividends by Atlas if certain conditions are met.

In addition, as a company incorporated in the Republic of the Marshall Islands, Atlas will not automatically be treated as U.K. resident for tax purposes. The directors of Atlas intend to meet all requirements of U.K. tax residency for Atlas by establishing that central management and control will be carried out in the U.K. upon the consummation of the holding company reorganization. If tax residency is not established or maintained solely in the U.K. or if Atlas does not meet the conditions for the exemptions from the U.K. corporation tax in respect of dividends, the amount of tax payable by Atlas could increase, which could have an adverse impact on the business, results of operation and financial condition of Atlas. In addition, were Atlas to be treated as tax resident in an alternative and/or additional jurisdiction, this could increase the aggregate tax burden on Atlas and its shareholders.

Risks Related to the APR Energy Acquisition

The integration of APR Energy following the Acquisition will present challenges that may reduce the anticipated potential benefits of the Acquisition.

Atlas will face challenges in consolidating functions and integrating APR Energy’s organization, procedure and operations in a timely and efficient manner, as well as retaining key personnel. The integration of APR Energy will be complex and time-consuming due to the location of its corporate headquarters, the features of its project acquisition, execution and administration processes, and the size and complexity of its organization. The principal challenges will include the following:

•	integrating information systems and internal controls over accounting and financial reporting;

•	preserving significant business relationships;

•	quality system integration;

•	conforming standards, controls, procedures and policies, business cultures and compensation structures between Seaspan and APR Energy; and

•	retaining key employees.

The management of Atlas will have to dedicate effort to integrating APR Energy’s business during the integration process. These efforts could divert management’s focus and resources from Atlas’s Seaspan legacy business, corporate initiatives or strategic opportunities. If Atlas is unable to integrate APR Energy’s organizational procedures and operations in a timely and efficient manner, or at all, the value of Atlas’s common shares may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transactions, as well as, any delays or adjustments or unplanned events encountered in the integration process, could also have an adverse effect upon the revenues, level of expenses and operating results of Atlas.

Uncertainties associated with the transactions may cause employees to leave APR Energy and may otherwise affect the future business and operations of Atlas.

Atlas’s success after completion of the transactions will depend in part upon its ability to retain key employees of APR Energy. Prior to and following the transactions, current and prospective employees of APR Energy may experience uncertainty about their future roles with Atlas and choose to pursue other opportunities, which could have an adverse effect on Atlas. If key employees depart, the integration of APR Energy may be more difficult and Atlas’s business following the transactions could be adversely affected.

The Acquisition is subject to conditions to closing, including certain conditions that may not be satisfied or completed on a timely basis, if at all.

Completion of the Acquisition is subject to certain closing conditions that make the completion and timing of the Acquisition uncertain. The conditions include, among others: the absence of any governmental order preventing the consummation of the Acquisition; receipt of consents required to be obtained or expiration of required waiting periods under applicable competition laws; and the consummation of the holding company reorganization described above. See “Entry into Acquisition Agreement.”

Although Seaspan, Atlas, the Sellers and Target have agreed in the Acquisition Agreement to use their commercially reasonable efforts to obtain the requisite approvals and consents, there can be no assurance that these approvals and consents will be obtained, and these approvals and consents may be obtained later than anticipated.

Failure to complete the transactions may negatively impact the share price of Atlas and its future business and financial results.

The Acquisition Agreement provides that either Seaspan or Sellers may terminate the Acquisition Agreement if the transactions are not completed on or before March 31, 2020.

If the Acquisition is not completed on a timely basis, Seaspan’s and APR Energy’s ongoing businesses may be adversely affected. If the Acquisition is not completed at all, Seaspan will be subject to a number of risks, including the following:

•	being required to pay costs and expenses relating to the Acquisition, such as legal, accounting, financial advisory and printing fees; and

•	time and resources committed by Seaspan’s management to matters relating to the Acquisition could otherwise have been devoted to pursuing other beneficial opportunities.

If the Acquisition is not completed, the price of Atlas’s common shares may decline to the extent that the current market price reflects a market assumption that the Acquisition will be completed and that the related benefits will be realized, or a market perception that the Acquisition was not completed due to an adverse change in Seaspan’s or APR Energy’s ongoing businesses.

Atlas will incur significant transaction and integration costs in connection with the transactions.

Seaspan expects that it and Atlas will pay significant transaction costs in connection with the Acquisition. These transaction costs include, but are not limited to, investment banking, legal and accounting fees and expenses, expenses associated with the new indebtedness that will be incurred in connection with the Acquisition to refinance APR Energy’s existing indebtedness and other related charges. A significant portion of the transaction costs will be incurred regardless of whether the transactions are consummated. Seaspan and Atlas will each generally pay their own costs and expenses in connection with the Acquisition. Atlas may also incur costs associated with integrating the operations of the two companies, and these costs could be significant and could have an adverse effect on Atlas’s future operating results. Although Seaspan expects that the realization of some efficiencies related to the integration of the two businesses should allow Atlas to offset incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

While the Acquisition is pending, APR Energy will be subject to business uncertainties as well as contractual restrictions under the Acquisition Agreement that could have an adverse effect on its business.

Uncertainty about the effect of the Acquisition on APR Energy, its employees and business relationships may have an adverse effect on APR Energy and, consequently, on Atlas following the consummation of the Acquisition. These uncertainties could impair the ability of Atlas to retain and motivate key personnel until and after the consummation of the Acquisition and could cause third parties who deal with APR Energy to seek to change existing business relationships with them. If key employees depart or if third parties seek to change business relationships with APR Energy, APR Energy’s business following the consummation of the Acquisition could be adversely affected. In addition, the Acquisition Agreement restricts APR Energy, without Atlas’s consent and subject to certain exceptions, from making certain future acquisitions, partnerships and taking other specified actions until the Acquisition is completed or the Acquisition Agreement terminates. The Acquisition Agreement also obligates APR Energy to generally operate its business in the ordinary course, consistent with past practice until the consummation of the Acquisition or the termination of the Acquisition Agreement. These restrictions may prevent APR Energy from pursuing otherwise attractive business opportunities that may arise prior to completion of the Acquisition or termination of the Acquisition Agreement, or APR Energy from making changes to its business outside of the ordinary course.

Seaspan shareholders will have a reduced ownership and voting interest after completion of the Acquisition in Atlas and will exercise less influence over its management.

Seaspan shareholders currently have the right to vote in the election of the members of its board of directors and on other matters affecting Seaspan. Upon the completion of the Acquisition, each former Seaspan shareholder that has become a shareholder of Atlas pursuant to Seaspan’s holding company reorganization will have a percentage ownership of Atlas that is smaller than such shareholder’s percentage ownership of Seaspan immediately prior to the holding company reorganization. It is currently expected that, upon completion of the holding company reorganization and the Acquisition, Seaspan’s former shareholders (other than Fairfax) will hold approximately 49%, Sellers (other than Fairfax) will hold approximately 4%, and Fairfax will hold approximately 46%, of the outstanding shares of Atlas common shares, calculated on a fully-diluted basis. Because of this, Seaspan’s former shareholders will have somewhat less influence on the management and policies of Atlas than they now have on the management and policies of Seaspan.

The market price of Atlas common shares after the Acquisition may be affected by factors different from those currently affecting the market price of Seaspan common shares.

Seaspan’s and APR Energy’s businesses differ in a number of respects. As such, there is a risk that various factors, conditions and developments that would not affect each of their independent results of operations (including the share price of Seaspan) could negatively affect the price of Atlas common shares.

In connection with the Acquisition, Atlas may be required to take write-downs or write-offs, restructuring and impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of Atlas.

Although Seaspan has conducted due diligence in connection with the Acquisition, we cannot assure you that this diligence revealed all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Seaspan’s control will not later arise. Even if Seaspan’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Seaspan’s preliminary risk analysis. Further, as a result of the Acquisition, purchase accounting, and the proposed operation of the combined company going forward, Atlas may be required to take write-offs or write-downs, restructuring and impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of Atlas.

Risks Related to APR Energy’s Business

APR Energy has a recent history of net losses and may not achieve or sustain profitability.

APR Energy has a recent history of net losses. The extent of APR Energy’s future losses or profits is uncertain, and it may not achieve profitability. If APR Energy is unable to achieve and then maintain profitability, the market value of Atlas’s common shares will likely decline.

APR Energy is subject to extensive governmental regulation in a number of different jurisdictions, and its inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on its and Atlas’s business, results of operations or financial condition

APR Energy is subject to extensive regulation of its business in the United States, Argentina, Australia, Bangladesh, Mexico and in each of the other countries in which APR Energy operates. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with the operations of APR Energy’s activities. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on APR Energy. In particular, the power plants that APR Energy installs, commissions, operates, maintains and demobilizes are subject to strict national, state and local regulations relating to their development, construction and operation (including, among other things, land acquisition, leasing and use of land, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy power transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements may result in substantial costs to APR Energy’s operations that may not be recovered. In addition, Seaspan cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect APR Energy’s, and therefore Atlas’s, business, margins and investments.

Further, similar changes in laws and regulations could increase the size and number of claims and damages asserted against APR Energy or subject APR Energy to enforcement actions, fines and even criminal penalties. In addition, changes in laws and regulations may, in certain cases, have retroactive effect and may cause APR Energy’s, and therefore Atlas’s, results of operations to be lower than expected.

APR Energy’s business is subject to stringent environmental regulation

APR Energy is subject to significant environmental regulation, which, among other things, requires it to obtain regulatory licenses, permits and other approvals and comply with the requirements of such licenses, permits and other approvals. There can be no assurance that:

•	governmental authorities will approve the issuance of such licenses, permits and other approvals;

•	public opposition will not result in delays, modifications to or cancellation of any proposed project or license; or

•	laws or regulations will not change or be interpreted in a manner that increases APR Energy’s costs of compliance or materially or adversely affects its operations or plants.

While Seaspan believes that APR Energy has implemented policies with regard to environmental regulation compliance, Seaspan can give no assurance that we APR Energy will continue to be in compliance or avoid material fines, penalties, sanctions and expenses associated with compliance issues in the future. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, and site closures. Generally, relevant governmental authorities are empowered to clean up and remediate releases of environmental damage and to charge the costs of such remediation and cleanup to the owners or occupiers of the property, the persons responsible for the release and environmental damage, the producer of the contaminant and other parties, or to direct the responsible parties to take such action. These governmental authorities may also impose a tax or other liens on the responsible parties to secure the parties’ reimbursement obligations.

Environmental regulation has changed rapidly in recent years, and it is possible that APR Energy will be subject to even more stringent environmental standards in the future. For example, APR Energy’s activities are likely to be covered by increasingly strict national and international standards relating to climate change and related costs, and may be subject to potential risks associated with climate change, which may have a material adverse effect on APR Energy’s, and therefore Atlas’s, business, financial condition or results of operations. Seaspan cannot predict the amounts of any increased capital expenditures or any increases in operating costs or other expenses that APR Energy may incur to comply with applicable environmental, or other regulatory, requirements, or whether these costs can be passed on to customers through product price increases.

APR Energy’s competitive position could be adversely affected by changes in technology, prices, industry standards and other factors

The markets in which APR Energy operates change rapidly because of technological innovations and changes in prices, industry standards, product instructions, customer requirements and the economic environment. New technology or changes in industry and customer requirements may render APR Energy’s existing power generation solutions obsolete, excessively costly or otherwise unmarketable. As a result, APR Energy must continuously enhance the efficiency and reliability of its existing technologies and seek to develop new technologies in order to remain at the forefront of industry standards and customer requirements. If APR Energy is unable to introduce and integrate new technologies into its power generation solutions in a timely and cost-effective manner, its competitive position will suffer and its prospects for growth will be impaired.

The delivery of APR Energy’s power generation solutions to its customers and its performance under its customer contracts may be adversely affected by problems related to its reliance on third-party contractors and suppliers

APR Energy’s customer contracts require services, equipment or software which it subcontracts to subcontractors or sources from third-party suppliers. The delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause APR Energy to be in default under its customer contracts. To the extent APR Energy is not able to transfer all of the risk or be fully indemnified by third-party contractors and suppliers, APR Energy may be subject to claims by its customers as a result of problems caused by a third-party that could have a material adverse effect on APR Energy’s, and therefore Atlas’s reputation, business, results of operations and financial condition.

APR Energy has international operations, including in emerging markets, that could be subject to economic, social and political uncertainties

APR Energy operates in a range of international locations, including Argentina, Australia, Bangladesh, Equatorial Guinea and Mexico, and expects to expand its operations into new locations in the future. Accordingly, APR Energy faces a number of risks associated with operating in different countries that may have a material adverse impact on its, and therefore Atlas’s business, financial condition and results of operations. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or political, social and economic instability, all of which can place disproportionate demands on APR Energy’s, and therefore Atlas’s management, as well as significant demands on APR Energy’s operational and financial personnel and business. As a result, Seaspan can provide no assurance that APR Energy’s future international operations will remain successful.

In addition, APR Energy conducts business in various emerging countries worldwide, including Argentina, Bangladesh, Equatorial Guinea and Mexico. APR Energy’s activities in these countries involve a number of risks that are more prevalent than in developed markets, such as economic and governmental instability, the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social problems, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities. For example, APR Energy’s contracts in Argentina and Bangladesh are denominated in U.S. dollars and payable in local currency at the exchange rate on or immediately prior to the payment date. In the event of a rapid devaluation or tightening of exchange or currency controls, such as those imposed by the Argentine central bank in the period since mid-August 2019, APR Energy may not be able to exchange the local currency for the agreed dollar amount, which could affect its, and therefore Atlas’s, liquidity position. Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain Latin American countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. In addition, in recent years, political upheaval, civil unrest and, in some cases, regime change and armed conflict, have occurred in certain countries in the Africa. Such events have increased political instability and economic uncertainty in certain countries where APR Energy currently operates or may seek to operate.

Although APR Energy’s activities in emerging markets are not concentrated in any specific country (other than Argentina and Bangladesh), the occurrence of one or more of these risks in a country or region in which APR Energy operates could have a material adverse effect on APR Energy’s, and therefore our, business, financial condition and results of operations.

APR Energy could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. APR Energy’s policies mandate compliance with these anti-bribery laws. APR Energy operates in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Seaspan has been advised that APR Energy trains its personnel concerning anti-bribery laws and issues, and also informs its partners, subcontractors, suppliers, agents and others who work for APR Energy or on its behalf that they must comply with anti-bribery law requirements. Seaspan has been advised that APR Energy has procedures and controls in place to monitor compliance. Seaspan cannot assure that APR Energy’s and its internal controls and procedures always will protect APR Energy from the possible reckless or criminal acts committed by its employees or agents. If APR Energy is found to be liable for anti-bribery law violations (either due to its own acts or its inadvertence, or due to the acts or inadvertence of others including its partners, agents, subcontractors or suppliers), APR Energy could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and loss of reputation, any of which could have a material adverse effect on its business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that APR Energy did not violate anti-bribery laws, could be costly and could divert management’s attention away from other aspects of its business.

APR Energy’s power plants are inherently dangerous workplaces at which hazardous materials are handled. If APR Energy fails to maintain safe work environments or causes any damage, it can be exposed to significant financial losses, as well as civil and criminal liabilities

APR Energy’s installation, construction, commissioning, operation, maintenance and dismantling activities in connection with the delivery of its power solutions to its customers often put its employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, heat or liquids stored under pressure and highly regulated materials. On most projects and at most facilities, APR Energy is responsible for safety and, accordingly, must implement safe practices and safety procedures. If APR Energy fails to design and implement such practices and procedures or if the practices and procedures it implements are ineffective, its employees and others may become injured and its and others’ property may become damaged. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to APR Energy’s customers or the operation of a facility, and raise APR Energy’s operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on APR Energy’s, and therefore Atlas’s, business, financial condition and results of operations.

In addition, APR Energy’s installation, construction, commissioning, operation, maintenance and dismantling activities in connection with the delivery of its power solutions to its customers can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject APR Energy to civil and criminal liabilities. APR Energy is also subject to regulations dealing with occupational health and safety. Although Seaspan has been informed that APR Energy maintains functional groups whose primary purpose is to ensure it implements effective health, safety, and environmental work procedures throughout its organization, including construction sites and maintenance sites, the failure to comply with such regulations could subject APR Energy to liability. In addition, APR Energy may incur liability based on allegations of illness or disease resulting from exposure of employees or other persons to hazardous materials that APR Energy handles or are present in its workplaces.

Seaspan believes that APR Energy’s safety record is critical to APR Energy’s reputation. Many of APR Energy’s customers require that it meet certain safety criteria to be eligible to bid for contracts, and many contracts provide for automatic termination or forfeiture of some, or all, of its contract fees or profit in the event it fails to meet certain measures. As a result, APR Energy’s failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on its, and therefore Atlas’s business, financial condition and results of operations.

APR Energy’s business may be adversely affected by catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of its plants, facilities and construction sites

If one or more of APR Energy’s plants, facilities or construction sites were to be subject in the future to fire, flood or a natural disaster, adverse weather conditions, terrorism, power loss or other catastrophe, or if unexpected geological or other adverse physical conditions were to develop at any of its plants, facilities or construction sites, APR Energy may not be able to carry out its business activities at that location or such operations could be significantly reduced. This could result in lost revenue at these sites during the period of disruption and costly remediation, which could have a material adverse effect on APR Energy’s, and therefore Atlas’s business, financial condition and results of operations. In addition, it is possible that its plants could be affected by criminal or terrorist acts. Any such acts could have a material adverse effect on APR Energy’s, and therefore Atlas’s, business, financial condition and results of operations.

Our insurance may be insufficient to cover relevant risks of operating APR Energy’s business and the cost of our insurance may increase

APR Energy’s business is exposed to the inherent risks in the markets in which it operates. Although we are informed that APR Energy seeks to obtain appropriate insurance coverage in relation to the principal risks associated with its business, we cannot guarantee that such insurance coverage is, or will be, sufficient to cover all of the possible losses we may face in the future following the completion of the Acquisition If APR Energy were to incur a serious uninsured loss or a loss that significantly exceeded the coverage limits established in its insurance policies, the resulting costs could have a material adverse effect on APR Energy’s, and therefore Atlas’s, business, financial condition and results of operations.

In addition, APR Energy’s insurance policies are subject to review by its insurers. If the level of premiums were to increase in the future, or certain types of insurance coverage were to become unavailable, APR Energy might not be able to maintain insurance coverage comparable to those that are currently in effect at comparable cost, or at all. If APR Energy were unable to pass any increase in insurance premiums on to its customers, such additional costs could have a material adverse effect on APR Energy’s, and therefore Atlas’s, business, financial condition and results of operations.

Unauthorized use of APR Energy’s proprietary technology by third parties may reduce the value of its services and brand, and impair its ability to compete effectively

APR Energy relies across its business on a combination of trade secret and intellectual property laws, non-disclosure and other contractual agreements and technical measures to protect its proprietary rights. These measures may not be sufficient to protect its technology from third-party infringement and, notwithstanding any remedies available, could subject it to increased competition or cause it to lose market share. In addition, these measures may not protect it from the claims of employees and other third parties. APR Energy also faces risks with respect to the protection of its proprietary technology because the markets where its services are sold include jurisdictions that provide less protection for intellectual property than is provided under the laws of the United States or the European Union. Unauthorized use of APR Energy’s intellectual property could weaken its competitive position, reduce the value of its services and brand, and harm its, and therefore Atlas’s, business, financial condition and results of operations.

APR Energy’s business may suffer if it is sued for infringing upon the intellectual property rights of third parties

APR Energy is subject to the risk of adverse claims and litigation alleging its infringement of the intellectual property rights of others. In the future, third parties may assert infringement claims, alleging infringement by APR Energy’s current, or future, services or solutions. These claims may result in protracted and costly litigation, may subject APR Energy to liability if it is found to have infringed upon third parties’ intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of its business.

Failure by APR Energy to successfully defend against claims made against it by customers, suppliers or subcontractors, or failure by it to recover adequately on claims made against customers, suppliers or subcontractors, could materially adversely affect its, and therefore, our business, financial condition and results of operations

APR Energy’s projects generally involve complex engineering, procurement of supplies and construction management. APR Energy may encounter difficulties in the engineering, equipment delivery, schedule changes and other factors, some of which are beyond its control, that affect its ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations. In addition, APR Energy relies on third-party partners, equipment manufacturers and subcontractors to assist it with the completion of its contracts. As such, claims involving customers, suppliers and subcontractors may be brought against APR Energy, and by it, in connection with its project contracts. Claims that may be brought against APR Energy include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project and claims for cancelled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums. Claims brought by APR Energy against customers include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between APR Energy’s and its suppliers, subcontractors and vendors include claims like any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims could materially adversely affect APR Energy’s, and therefore our, business, financial condition and results of operations.

The nature of APR Energy’s operations exposes it to potential liability claims and contract disputes which may reduce its profits

APR Energy engages in operations where failures in design, construction or systems can result in substantial injury or damage to third parties. In addition, the nature of its activities results in customers, subcontractors and vendors occasionally presenting claims against it for recovery of cost they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. APR Energy has been, and may in the future, be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to its projects or other matters. These claims generally arise in the normal course of APR Energy’s business. When it is determined that APR Energy has liability, it may not be covered by insurance or, if covered, the financial amount of these liabilities may exceed its policy limits.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas will file a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHEN FILED, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The definitive proxy statement/prospectus will be mailed to the holders of Seaspan shares prior to the Special Meeting. In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can be obtained without charge by accessing them on Seaspan’s web site at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Mr. Matt Borys

Investor Relations

Seaspan Corporation

Tel. +1-778-328-5340

Email: IR@seaspanltd.ca

Cautionary Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the proposed holding company reorganization and the benefits arising therefrom in terms of creating a leading global asset manager and the proposed Acquisition and the benefits arising therefrom in terms of growth potential and high returns on invested capital. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: potential for delays in the consummation of the proposed holding company reorganization and the proposed Acquisition;; challenges in integrating the operations of APR Energy; the possibility that we might not recognize the benefits of the Acquisition in terms of growth potential and high returns on invested capital; and the risk factors relating to the holding company reorganization and the Acquisition and the APR Business set forth above under “—Risk Related to the Holding Company Reorganization,”“—Risk Related to APR Energy Acquisition” and “—Risk Factors Related to APR Energy’s Business”; and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and Seaspan’s Report of Foreign Private Issuer on Form 6-K with the information for the quarter ended September 30, 2019. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Exhibit Index

Exhibit Number	Description

4.1	Agreement and Plan of Merger, dated as of November 20, 2019, by and among Seaspan Corporation, Atlas Corp., and Seaspan Holdco V Ltd.

4.2	Acquisition Agreement, dated as of November 20, 2019, among Seaspan Corporation, Atlas Corp., Fairfax Financial Holdings Limited and certain affiliated companies (together, “Fairfax”), Albright Capital Management LLC (“ACM”), certain other shareholders of Apple Bidco Limited (“Target”) (together with ACM and Fairfax, “Sellers”), Target, Atlas Corp. and Fairfax Financial Holdings Limited, as representative of Sellers.

99.1	Press release dated November 21, 2019 and titled “Seaspan Announces Proposed Holding Company Reorganization Forming Atlas Corp., a Leading Global Asset Manager, Enters into Agreement to Acquire APR Energy in $750 Million Transaction.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 22, 2019	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 4.1

AGREEMENT AND PLAN OF MERGER

by and among

SEASPAN CORPORATION,

ATLAS CORP.,

and

SEASPAN HOLDCO V LTD.

Dated as of November 20, 2019

A-i

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into, as of November 20, 2019, by and among (i) Seaspan Corporation, a corporation organized under the laws of the Republic of the Marshall Islands with limited liability (the “Company”), (ii) Atlas Corp., a corporation organized under the laws of the Republic of the Marshall Islands and a direct wholly-owned subsidiary of the Company (“Atlas”), and (iii) Seaspan Holdco V Ltd., a corporation organized under the laws of the Republic of the Marshall Islands and a direct wholly-owned subsidiary of Atlas (“Merger Sub”). The Company, Atlas and Merger Sub are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Parties desire and intend to effect a merger whereby Merger Sub will merge with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement, the “Transactions”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation of the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and a wholly-owned subsidiary of Atlas;

WHEREAS, the Company, directly and indirectly through its subsidiaries, engages in the business of containership management and ownership;

WHEREAS, Atlas and Merger Sub (i) are newly-formed Republic of the Marshall Islands corporations organized for the sole purpose of participating in the Transactions and actions related thereto, (ii) own no assets (other than Atlas’ ownership of one share of Merger Sub Common Stock and nominal capital) and (iii) do not operate any business;

WHEREAS, on the date hereof, the Company has the authority to issue 425,000,100 common shares, consisting of:

(i)	400,000,000 shares of Company Class A Common Stock, of which 215,713,377 shares were issued and outstanding as of the date hereof;

(ii)	25,000,000 Class B common shares, each with a par value of one United States cent (US$0.01), of which no shares were issued and outstanding as of the date hereof; and

(iii)	100 Class C common shares, each with a par value of one United States cent (US$0.01), of which no shares were issued and outstanding as of the date hereof;

WHEREAS, on the date hereof, the Company has authority to issue 150,000,000 preferred shares, each with a par value of one United States cent (US$0.01), of which:

(i)	315,000 shares are designated as 12% Cumulative Preferred Shares—Series A, of which no shares were issued and outstanding as of the date hereof;

(ii)	260,000 shares are designated as Cumulative Preferred Shares—Series B, of which no shares were issued and outstanding as of the date hereof;

(iii)	40,000,000 shares are designated as 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C, of which no shares were issued and outstanding as of the date hereof;

(iv)

20,000,000 shares are designated as 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D (“Company Series D Preferred Stock”), of which 5,093,728 shares were issued and outstanding as of the date hereof;

(v)

15,000,000 shares are designated as 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E (“Company Series E Preferred Stock”), of which 5,415,937 shares were issued and outstanding as of the date hereof;

(vi)	20,000,000 shares are designated as 6.95% Cumulative Convertible Perpetual Preferred Shares—Series F, of which no shares were issued and outstanding as of the date hereof;

(vii)

15,000,000 shares are designated as 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G (“Company Series G Preferred Stock”), of which 7,800,800 were issued and outstanding as of the date hereof;

(viii)

15,000,000 shares are designated as 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H (“Company Series H Preferred Stock”), of which 9,025,105 shares were issued and outstanding as of the date hereof;

(ix)

6,000,000 shares are designated as Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I (“Company Series I Preferred Stock”), of which 6,000,000 shares were issued and outstanding as of the date hereof; and

(x)	1,000,000 shares are designated as Series R Participating Preferred Stock, of which no shares were issued and outstanding as of the date hereof;

WHEREAS, on the date hereof, an aggregate of 1,282,974 shares of Company Class A Common Stock are reserved for issuance pursuant to the Awards under the Equity Plans, and an aggregate of 25,000,000 shares of Company Class A Common Stock are reserved for issuance upon the exercise of the Warrants issued pursuant to the Warrant Agreement;

WHEREAS, on the date hereof, Atlas has the authority to issue Five Hundred (500) registered shares, each with a par value of one United States cent (US$0.01), of which one share is issued and outstanding and such share is owned by the Company;

WHEREAS, as of the Effective Time, Atlas will have the authority to issue (i) 400,000,000 shares of Atlas Common Stock; and (ii) 150,000,000 shares of Atlas Preferred Stock, of which:

(i)	20,000,000 shares shall be designated as 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D (“Atlas Series D Preferred Stock”);

(ii)	15,000,000 shares shall be designated as 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E (“Atlas Series E Preferred Stock”);

(iii)	15,000,000 shares shall be designated as 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G (“Atlas Series G Preferred Stock”);

(iv)	15,000,000 shares shall be designated as 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H (“Atlas Series H Preferred Stock”); and

(v)	6,000,000 shares shall be designated as Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I (“Atlas Series I Preferred Stock”);

WHEREAS, on the date hereof, Merger Sub has the authority to issue Five Hundred (500) shares of Merger Sub Common Stock, of which one share is issued and outstanding and such share is owned by Atlas;

WHEREAS, in connection with the Merger and the other Transactions:

(i)	each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled;

(ii)

the Surviving Corporation shall issue one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock to Atlas for each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time which is canceled;

(iii)

in consideration of such issuance of shares of the Surviving Corporation Class A Common Stock to Atlas, Atlas shall (at the direction of the Surviving Corporation) issue (in respect of each such canceled share of Company Class A Common Stock) one validly issued, fully paid and nonassessable share of Atlas Common Stock to the holder of such canceled share of Company Class A Common Stock;

(iv)

each share of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled;

(v)

the Surviving Corporation shall issue one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock to Atlas for each share of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock issued and outstanding immediately prior to the Effective Time which is canceled;

(vi)

in consideration of such issuance of the Surviving Corporation Class A Common Stock to Atlas, Atlas shall (at the direction of the Surviving Corporation) issue (in respect of each such canceled share of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock) one validly issued, fully paid and nonassessable share of Atlas Series D Preferred Stock, Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock and Atlas Series I Preferred Stock, respectively, to the holder of such canceled share of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock, respectively;

(vii)

each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock (and the Parties intend that each share of the Surviving Corporation Class A Common Stock into which each share of Merger Sub Common Stock is converted should represent the fair market value of one share of Merger Sub Common Stock immediately prior to the Effective Time); and

(viii)	each share of capital stock of Atlas that is owned by the Company prior to the Effective Time shall be canceled,

all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the BCA.

WHEREAS, the respective boards of directors of each of the Company, Atlas and Merger Sub, by resolutions duly adopted, have adopted and approved, and authorized the execution and delivery of, this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Company and Atlas, as sole shareholders of Atlas and Merger Sub, respectively, have adopted and approved this Agreement; and

WHEREAS, certain capitalized terms used herein, and not otherwise defined in the Agreement, are defined in Section VII hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

SECTION I

THE MERGER

1.1    Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the BCA, the Company and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the BCA as the Surviving Corporation (provided, that references to the Company in respect of periods after the Effective Time shall include the Surviving Corporation).

1.2    Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Section IV hereof, the Company and Merger Sub shall cause the Merger to be consummated by filing the articles of merger (the “Articles of Merger”) with a Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, in accordance with the relevant provisions of the BCA (the time of such filing, or such later time (not to exceed thirty (30)  days) as may be specified in the Articles of Merger, being the “Effective Time”).

1.3     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the BCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, real and personal (including subscriptions to shares, causes of action and every other asset), rights, privileges, agreements, immunities, powers and franchises, debts, Liabilities, duties, obligations and penalties of Merger Sub shall become the property, rights, privileges, agreements, immunities, powers and franchises, debts, Liabilities, duties, obligations and penalties of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub set forth in this Agreement to be performed after the Effective Time.

1.4    Organizational Documents of the Parties.

(a)    At the Effective Time, the Articles of Incorporation of the Company and Bylaws of the Company, each as in effect immediately prior to the Effective Time shall be the respective Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b)    Atlas shall adopt and authorize for filing and cause to be filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, immediately following the Effective Time, (i) the Amended and Restated Articles of Incorporation of Atlas, including the Statement of Designation of each of 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D, 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E, 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G, 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H, and Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I, all in the form in all material respects set forth in Exhibit A attached hereto; and (ii) the Amended and Restated Bylaws of Atlas, in the form in all materials respects set forth in Exhibit B attached hereto, which shall be the respective Articles of Incorporation and Bylaws of Atlas until thereafter amended as provided therein or by applicable Law.

1.5    Directors and Officers of the Surviving Corporation and Atlas. At the Effective Time, the board of directors of the Surviving Corporation shall be constituted by three members, each of whom is an existing director of the Company, and the executive officers of the Company in office immediately prior to the Effective

Time shall be the executive officers of the Surviving Corporation, and any such executive officer, as the case may be, shall hold office from the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by Law. Atlas shall take all lawful action so that the directors of the Company serving immediately prior to the Effective Time shall be, immediately following the Effective Time, the directors of Atlas, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the Articles of Incorporation and Bylaws of Atlas in effect immediately following the Effective Time. Atlas shall take all lawful action so that prior to the Effective Time, the number of directors constituting the board of directors of Atlas shall be increased from seven to eight members, and a new director who is a resident of the United Kingdom shall be elected to the board of directors of Atlas.

1.6    Effect of Merger on Securities of Merger Sub, Atlas and the Company. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of any securities of any Party, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock. At the Effective Time, by virtue of this Agreement and without any action on the part of any Party or any holder of any securities of any Party, the Surviving Corporation shall issue one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock to Atlas for each share of Company Class A Common Stock, Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock issued and outstanding immediately prior to the Effective Time which is canceled. At the Effective Time, each share of the Surviving Corporation Class A Common Stock that is issued and outstanding shall be held by Atlas. Prior to the Effective Time, the Company and Atlas shall take any and all actions as are necessary to ensure that each share of capital stock of Atlas that is owned by the Company immediately prior to the Effective Time shall be canceled and cease to be outstanding at the Effective Time, and no payment shall be made therefor, and the Company, by execution of this Agreement agrees to forfeit such shares and relinquish any rights to such shares. See Section II of the Agreement for the description of the effect of the Merger on Company Securities.

1.7    Tax Consequences. The Parties hereby agree and acknowledge that, for United States federal income tax purposes, the Transactions, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code. In connection with the Merger, the Company shall deliver to Atlas an effective and timely filed election on Internal Revenue Service Form 8832 to treat the Company as disregarded as a separate entity from Atlas effective within five days after the date of the Merger. The Parties hereby agree to file all Tax and other informational returns on a basis consistent with such characterization. Each of the Parties acknowledges and agrees that it (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Transactions, taken together, do not qualify under Section  368(a) of the Code.

1.8     Taking of Necessary Action; Further Action. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either Merger Sub or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation hereby are authorized to execute and deliver, in the name and on behalf of each of Merger Sub and the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of Merger Sub and the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

SECTION II

EFFECT OF MERGER ON COMPANY SECURITIES

2.1    Effect of Merger on the Capital Stock of the Company.

2.1.1    At the Effective Time, by virtue of the Merger and the other Transactions and without any action on the part of any Party or any holder of any securities of any Party:

(a)    Each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of each share of the Surviving Corporation Class A Common Stock to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Common Stock.

(b)    Each share of Company Class A Common Stock held in the Company’s treasury immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore.

(c)    Upon cancellation thereof in accordance with this Section 2.1.1, all shares of Company Class A Common Stock shall no longer be outstanding and shall cease to exist, and each holder of a certificate representing any such shares of Company Class A Common Stock shall cease to have any rights with respect to such shares of Company Class A Common Stock, except as set forth in Section 2.2 herein. In addition, each outstanding book-entry that, immediately prior to the Effective Time, evidenced shares of Company Class A Common Stock shall, from and after the Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of Atlas Common Stock.

2.1.2    At the Effective Time, by virtue of the Merger and the other Transactions and without any action on the part of any Party or any holder of any securities of any Party:

(a)    Each share of Company Series D Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series D Preferred Stock.

(b)    Each share of Company Series E Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series E Preferred Stock.

(c)    Each share of Company Series G Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series G Preferred Stock.

(d)    Each share of Company Series H Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series H Preferred Stock.

(e)    Each share of Company Series I Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series I Preferred Stock.

(f)    Upon cancellation thereof in accordance with this Section 2.1.2, all shares of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock shall no longer be outstanding and shall cease to exist, and each holder of a certificate representing any such preferred shares shall cease to have any rights with respect to such preferred shares, except as set forth in Section 2.2 herein. In addition, each outstanding book-entry that, immediately prior to the Effective Time, evidenced shares of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock or Company Series I Preferred Stock shall, from and after the Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of Atlas Series D Preferred Stock, Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock or Atlas Series I Preferred Stock, as applicable.

2.2    Certificates. At and after the Effective Time until thereafter surrendered for transfer or cancellation in the ordinary course, each outstanding certificate that immediately prior thereto represented shares of Company Class A Common Stock shall be cancelled and shall be deemed for all purposes to evidence ownership of and to represent the shares of Atlas Common Stock to be issued upon the cancellation of the shares of Company Class A Common Stock represented by such certificate as herein provided and shall be so registered on the books and records of Atlas and American Stock Transfer & Trust Company, LLC (the “Transfer Agent”) for shares of Atlas Common Stock. At and after the Effective Time until thereafter surrendered for transfer or cancellation in the ordinary course, each outstanding certificate that immediately prior thereto represented shares of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock or Company Series I Preferred Stock, as applicable, shall be canceled and shall be deemed for all purposes to evidence ownership of and to represent the shares of Atlas Series D Preferred Stock, Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock or Atlas Series I Preferred Stock, as applicable, to be issued upon the cancellation of the preferred shares of the Company represented by such certificate as herein provided and shall be so registered on the books and records of Atlas and the Transfer Agent. At and after the Effective Time, the shares of capital stock of Atlas shall be uncertificated; provided, that, any shares of capital stock of Atlas that are represented by outstanding certificates of the Company pursuant to the immediately preceding sentence shall continue to be represented by certificates as provided therein and shall not be uncertificated unless and until a valid certificate representing such shares pursuant to the immediately preceding sentence is delivered to Atlas at its principal place of business, or an officer or agent of Atlas having custody of books and records of Atlas, at which time such certificate shall be canceled and in lieu of the delivery of a certificate representing the applicable shares of capital stock of Atlas, Atlas shall (i) issue to such holder the applicable uncertificated shares of capital stock of Atlas by registering such shares in Atlas’ and Transfer Agent’s books and records as book-entry shares, upon which such shares shall thereafter be uncertificated and (ii) take all action necessary to provide such holder with evidence of the uncertificated book-entry shares, including any action necessary under applicable Law in accordance therewith, including in accordance with the BCA. If any certificate that prior to the Effective Time represented shares of Company Class A Common Stock, Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock or Company Series I Preferred Stock, as applicable, shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the person or entity claiming such certificate to be lost, stolen or destroyed and the providing of an indemnity by such person or entity to Atlas, in form and substance reasonably satisfactory to Atlas, against any claim that may be made against it with respect to such certificate, Atlas shall issue to such person or entity, in exchange for such lost, stolen or destroyed certificate, uncertificated shares representing the applicable shares of Atlas Common Stock, Atlas Series D Preferred Stock,

Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock or Atlas Series I Preferred Stock, as applicable, in accordance with the procedures set forth in the preceding sentence.

2.3    No Dissenters Rights. In accordance with Section 100(c) of the BCA, no dissenters rights shall be available to any holder of shares of capital stock of the Company in connection with the Merger.

2.4    Assignment of Company Warrants. At the Effective Time, Atlas shall assume all of the Company’s rights and obligations under the Warrant Agreement by and among the Company and the investors specified therein, dated as of July 16, 2018 (the “Warrant Agreement”), and each outstanding Warrant issued pursuant to the Warrant Agreement. Accordingly, Atlas shall assume the Warrant Agreement, including (i) all unexercised Warrants that are outstanding under the Warrant Agreement at the Effective Time and (ii) the remaining unallocated reserve of Company Class A Common Stock issuable under each such Warrant. At the Effective Time, by virtue of the Merger, the reserve of shares of Company Class A Common Stock issuable under each Warrant shall be converted on a one-share-for-one-share basis into shares of Atlas Common Stock, and the terms and conditions of the Warrant Agreement and each outstanding Warrant issued pursuant to the Warrant Agreement assumed by Atlas that are in effect immediately prior to the Merger shall continue in full force and effect after the Merger, except that the shares of Company Class A Common Stock issuable under each such Warrant shall be shares of Atlas Common Stock.

2.5    Assumption of Equity Plans and Awards. At the Effective Time, the Company shall transfer to Atlas, and Atlas shall assume, sponsorship of all of the Company’s Equity Plans, and Atlas hereby agrees to perform all obligations of the Company under the Equity Plans and each outstanding Award granted thereunder. Accordingly, Atlas shall assume each of the Equity Plans, including (i) all unexercised and unexpired Awards, as applicable, that are outstanding under the Equity Plans at the Effective Time and (ii) the remaining unallocated reserve of Company Class A Common Stock issuable under each such Equity Plan. At the Effective Time, by virtue of the Merger, the reserve of shares of Company Class A Common Stock under each Equity Plan, whether allocated to outstanding Awards under such plan or unallocated at that time, shall be converted on a one-share-for-one-share basis into shares of Atlas Common Stock, and the terms and conditions that are in effect immediately prior to the Merger under each outstanding Award assumed by Atlas shall continue in full force and effect after the Merger, including the vesting schedule and applicable issuance dates, the per share exercise price, the expiration date and other applicable termination provisions, except that the shares of Company Class A Common Stock issuable under each such Award shall be shares of Atlas Common Stock. The adoption of the Merger by the requisite vote of the shareholders of the Company shall also constitute approval, without further action by holders of shares of Company Class A Common Stock of any amendments to the Equity Plans necessary, appropriate or advisable to authorize (i) the assumption by Atlas of the Equity Plans (including any existing share reserves), and the outstanding Awards under such plans, (ii) the future issuance of shares of Atlas Common Stock in lieu of shares of Company Class A Common Stock under each of the Equity Plans, and (iii) Atlas’ ability to issue Awards under the Equity Plans to the eligible participants in Equity Plans after the Effective Time.

SECTION III

CLOSING

Subject to the satisfaction or waiver of the conditions set forth in Section IV hereof, the consummation of the Transactions shall take place at the offices of Blank Rome LLP, 1271 Avenue of the Americas, New York, NY 10020, on the second (2nd) Business Day after all of such closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. Eastern Standard Time, or at such other date, time or place as the Company may agree.

SECTION IV

CONDITIONS TO THE MERGER

The respective obligations of each Party to effect the Merger and to consummate the other Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company of the following conditions:

(a)    Shareholder Approval. The Merger Agreement, including the Merger and other Transactions contemplated by the Merger Agreement, to be submitted to the vote of the holders of Company Class A Common Stock at the annual or special meeting of the holders of Company Class A Common Stock shall have been approved in accordance with the Articles of Incorporation of the Company and the Bylaws of the Company, the BCA and the rules and regulations of the SEC and NYSE, as applicable (the “Shareholder Approval”).

(b)    Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the Transactions contemplated by this Agreement shall have been obtained or made.

(c)    Requisite Consents. All Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the Transactions contemplated by this Agreement shall have been obtained or made.

(d)    No Legal Prohibition. No Order shall have been issued or entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger or of the other Transactions or any part thereof and (ii) no Action shall have been brought by any Governmental Authority and remain pending, that seeks an Order that would prohibit, enjoin or make illegal the consummation of the Merger.

(e)    Registration Statement. The registration statement on Form F-4 to be filed by Atlas with SEC (as amended or supplemented from time to time and including a proxy statement soliciting proxies in connection with the Shareholder Approval) shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order.

(f)    NYSE Approval. Shares of Atlas Common Stock, Atlas Series D Preferred Stock, Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock and Atlas Series I Preferred Stock shall have been approved for listing on the NYSE, subject to the completion of the Merger.

SECTION V

TERMINATION

Notwithstanding anything herein to the contrary, this Agreement may be terminated, and the Merger and the other Transactions provided for herein may be abandoned, whether before or after the adoption of this Agreement by the holders of Company Class A Common Stock and/or the sole shareholder of Atlas or Merger Sub at any time prior to the Effective Time, by action of the board of directors of the Company. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, and neither the Company, Atlas, Merger Sub nor their respective shareholders, directors or officers shall have any liability with respect to such termination or abandonment.

SECTION VI

MISCELLANEOUS

6.1    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This

Agreement shall not be assigned by operation of Law or otherwise, and any assignment without such consent shall be null and void.

6.2    Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the Transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

6.3    Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the Republic of the Marshall Islands without regard to the conflict of laws principles thereof.

6.4    Severability. The provisions of this Agreement are severable, and in the event any provision hereof is determined to be invalid or unenforceable, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

6.5    Amendment. At any time prior to the Effective Time, this Agreement may be supplemented, amended or modified, whether before or after the adoption of this Agreement by the shareholders of the Company and/or the sole shareholder of Atlas or Merger Sub, by the mutual consent of the Parties to this Agreement by action by their respective boards of directors; provided, however, that, no amendment shall be effected subsequent to the adoption of this Agreement by the sole shareholder of Atlas or Merger Sub or by the shareholders of the Company that by law requires further approval or authorization by the sole shareholder of Atlas or Merger Sub or the shareholders of the Company, as applicable, without such further approval or authorization. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties hereto.

6.6    Waiver. Each Party may in its sole discretion waive compliance by any other Party with any condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

6.7    Entire Agreement. This Agreement, including the documents and instruments referred to herein, constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

6.8    Interpretation. The table of contents and the Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (d) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (e) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; and (f) except as otherwise indicated, all references in this Agreement to the words “Section” and “Exhibit” are intended to refer to Sections and Exhibits to this Agreement.

6.9    Counterparts. This Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION VII

DEFINITIONS

For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Articles of Incorporation” means the Second Amended and Restated Articles of Incorporation of the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands on June 13, 2018, provided that references herein to the Articles of Incorporation for periods after the Merger includes the Articles of Incorporation of the Surviving Corporation.

“Atlas Common Stock” means common shares, with a par value of one United States cent (US$0.01) per share, of Atlas.

“Atlas Preferred Stock” means preferred shares, with a par value of one United States cent (US$0.01) per share, of Atlas.

“Award” means an Option, Restricted Stock, Phantom Share or Other Stock-Based Award (as such terms are defined in the Stock Incentive Plan) granted under the terms and conditions of the Stock Incentive Plan or any other equity award granted under, or pursuant to, any other Equity Plan of the Company or its subsidiaries.

“BCA” means the Part I of the Associations Law of the Republic of the Marshall Islands, being the Business Corporations Act, as amended from time to time.

“Business Day” means any day other than a Saturday, Sunday or legal holiday on which commercial banking institutions in New York, New York and Vancouver, British Columbia, Canada are authorized to close for business.

“Bylaws” means the Second Amended and Restated Bylaws of the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands on June 13, 2018, as amended and in effect under the BCA, provided that references herein to Bylaws for periods after the Merger includes the Bylaws of the Surviving Corporation.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Class A Common Stock” means the Class A common shares, each with a par value of one United States cent (US$0.01), of the Company.

“Company Securities” means, collectively, Company Class A Common Stock, Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock, the Awards and the Warrants.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Equity Plan” means the Stock Incentive Plan and any other equity plan of the Company or its subsidiaries or any agreement evidencing an option or other equity based award granted by the Company or its subsidiaries.

“Governmental Authority” means any domestic or foreign federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under applicable accounting standards), including in respect of Taxes due or to become due.

“Merger Sub Common Stock” means registered shares, with a par value of one United States cent (US$0.01) per share, of Merger Sub.

“NYSE” means the New York Stock Exchange.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Permit” means any permit, grant, easement, consent, approval, authorization, exemption, license, franchise, concession, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or order of any Governmental Authority or any other Person.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Incentive Plan” means the Seaspan Corporation Stock Incentive Plan, as amended and restated on December 19, 2017, and any and all appendices or addendums thereto, and any and all agreements evidencing Awards granted under the Stock Incentive Plan.

“Surviving Corporation Class A Common Stock” means the Class A common shares, each with a par value of one United States cent (US$0.01), of the Surviving Corporation.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value- added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Warrants” means warrants issued under the terms of the Warrant Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

SEASPAN CORPORATION

By:	/s/ Bing Chen

Name:	Bing Chen

Title:	Chief Executive Officer

ATLAS CORP.

By:	/s/ Bing Chen

Name:	Bing Chen

Title:	Chief Executive Officer

SEASPAN HOLDCO V LTD.

By:	/s/ Bing Chen

Name:	Bing Chen

Title:	Director

[Signature Page to Agreement and Plan of Merger]

Exhibit 4.2

EXECUTION VERSION

ACQUISITION AGREEMENT

AMONG

THE SELLERS PARTY HERETO,

APPLE BIDCO LIMITED,

SEASPAN CORPORATION,

ATLAS CORP.

AND

FAIRFAX FINANCIAL HOLDINGS LIMITED, AS THE SELLER REPRESENTATIVE

Dated as of November 20, 2019

- i -

(continued)

- ii -

(continued)

- iii -

(continued)

- iv -

EXHIBITS:

Exhibit A	Sellers; Company Shares; Percentage Interest
Exhibit B	Seaspan Reorganization Transactions
Exhibit C	Data Room Index
Exhibit D	Form of Joinder Agreement
Exhibit E	Form of R&W Policy
Exhibit F	Form of Registration Rights Agreement
Exhibit G	Form of Initial Press Release
Exhibit H	Form of No Claims Declaration

SCHEDULES:

Schedule 1.1(a)	Net Debt Schedule
Schedule 1.1(b)	Payoff Indebtedness
Schedule 1.1(c)	Permitted Liens
Schedule 1.1(d)	Specified Inventory
Schedule 1.1(e)	Working Capital Schedule
Schedule 1.1(f)	Argentina Contracts
Schedule 1.1(g)	Shareholder Loans
Schedule 1.1(h)	Eligible Operating Accounts
Schedule 2.7(k)	Lien Discharge/Release
Schedule 3.3(a)	Seller Governmental Consents
Schedule 3.3(b)	Seller Conflicts
Schedule 3.5	Seller Brokers
Schedule 4.1(a)	Company Organization and Authorization
Schedule 4.1(b)	Company Subsidiaries
Schedule 4.1(d)	Company Directors and Officers
Schedule 4.3(a)	Company Governmental Consents
Schedule 4.3(b)	Company Conflicts
Schedule 4.4(a)	Company Financial Statements
Schedule 4.4(b)	Company Undisclosed Liabilities
Schedule 4.4(c)	Company Accounts Receivable
Schedule 4.5	Company Absence of Certain Changes
Schedule 4.6	Company Title to and Condition and Sufficiency of Assets
Schedule 4.7(a)	Company Owned Real Property
Schedule 4.7(b)	Company Real Property Leases
Schedule 4.8(a)(i)	Company Trademarks
Schedule 4.8(a)(ii)	Company Patents
Schedule 4.8(b)	Company IP Licenses
Schedule 4.8(c)	Company Infringement Claims
Schedule 4.9(a)	Company Material Contracts
Schedule 4.9(b)	Company Purchase Orders
Schedule 4.10	Company Permits
Schedule 4.11(a)	Company Benefit Plans
Schedule 4.11(b)	Company Multiemployer Plan Liabilities
Schedule 4.11(h)	Company Union Matters
Schedule 4.11(i)	Company Independent Contractor Classifications
Schedule 4.11(j)	Company Employees under Visas
Schedule 4.11(k)	Company Employment Proceedings

- v -

Schedule 4.11(p)	Company Certain Consultants or Independent Contractors
Schedule 4.12	Company Environmental Matters
Schedule 4.13	Company Taxes
Schedule 4.14	Company Proceedings and Orders
Schedule 4.16	Company Brokers
Schedule 4.17(a)	Company Insurance Policies
Schedule 4.17(b)	Company Claims under Insurance Policies
Schedule 4.19	Company Affiliate Transactions
Schedule 4.21	Company Banks
Schedule 4.22	Company Powers of Attorney
Schedule 4.24(a)	Company Material Customers and Material Suppliers
Schedule 4.26(a)	Company Government Contracts
Schedule 4.26(b)	Company Governmental Security Clearance Contracts
Schedule 4.26(d)	Company Direct Sales to Governmental Authorities
Schedule 5.1(b)	Seaspan Party Subsidiaries
Schedule 5.2(c)	Contracts relating to Equity Interests of Seaspan
Schedule 5.2(d)	Contracts relating to Equity Interests of Purchaser
Schedule 5.3(a)	Seaspan Party Governmental Consents
Schedule 5.3(b)	Seaspan Party Conflicts
Schedule 5.5	Seaspan Party Absence of Certain Changes
Schedule 5.6	Seaspan Party Proceedings
Schedule 6.2	Conduct of Business Pending Closing
Schedule 6.11(a)	Debt Commitment
Schedule 6.19(b)	6.19(b) Shareholder
Schedule 7.1(a)(i)	Employees
Schedule 7.1(a)(ii)	Independent Contractor Census
Schedule 8.2(e)	Permitted Financing and Permitted Financing Amount
Schedule 10.2(i)	Seller Indemnified Taxes
Schedule 10.2(j)	Specified Indemnities
Schedule 10.3(a)	Special Indemnified Taxes

- vi -

ACQUISITION AGREEMENT

This ACQUISITION AGREEMENT is made as of November 20, 2019, among (i) the entities listed on Exhibit A under the heading “Fairfax”, including Fairfax Financial Holdings Limited, a company organized and existing under the laws of Canada (the “Fairfax Parties”), (ii) ACM Energy Holdings I Ltd. and ACM Apple Holdings I, LP (collectively, the “ACM Parties”), (iii) JCLA Cayman Limited (collectively with each of the Fairfax Parties, the ACM Parties and each Person who executes a Joinder Agreement, “Sellers” and each, a “Seller”), (iv) Apple Bidco Limited, a private limited company organized and existing under the laws of England and Wales (the “Company”), (v) Seaspan Corporation, a corporation organized and existing under the laws of the Republic of the Marshall Islands (“Seaspan”), (vi) Atlas Corp., a corporation organized and existing under the laws of the Republic of the Marshall Islands and, as of the date of this Agreement, a direct, wholly-owned Subsidiary of Seaspan (“Purchaser” and collectively with Seaspan, the “Seaspan Parties” and each, a “Seaspan Party”) and (vii) Fairfax Financial Holdings Limited, as representative of Sellers for certain purposes described in this Agreement (the “Seller Representative”). Sellers, the Company, the Seaspan Parties and the Seller Representative are each sometimes referred to in this Agreement as a “Party,” and collectively as the “Parties.” Certain capitalized terms used in this Agreement have the meanings set forth in ARTICLE I.

RECITALS

WHEREAS, the Persons set forth on Exhibit A collectively own, beneficially and of record, all of the issued and outstanding shares of common stock (the “Company Shares”), of the Company;

WHEREAS, in connection with the Transactions and as more particularly described by the transactions set forth on Exhibit B (the “Seaspan Reorganization Transactions”), Seaspan desires to reorganize by merging a wholly-owned, indirect, Subsidiary of Seaspan with and into Seaspan (the “Merger”), with Seaspan surviving as a wholly-owned Subsidiary of Purchaser;

WHEREAS, after the consummation of the Seaspan Reorganization Transactions and on the terms and subject to the conditions set forth in this Agreement, Sellers desire to sell the Company Shares and Purchaser desires to acquire such Company Shares from Sellers in consideration for the issuance to Sellers of the Final Purchaser Common Shares (the “Share Exchange”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms shall have the following meanings for purposes of this Agreement:

“6.19(b) Shareholder” has the meaning set forth in Section 6.19(b).

“AAA” has the meaning set forth in Section 12.13.

“Accounting Principles” means IFRS, applied using the same principles, policies and procedures used to prepare the (a) Working Capital Schedule, (b) the Net Debt Schedule and (c) the Interim Balance Sheet to the extent relating to Liabilities other than Current Liabilities.

“Accounts Receivable” of any Person means (a) all trade accounts receivable and other rights to payment from customers of such Person and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of good shipped, products sold or services rendered to customers of such Person, (b) all other accounts or notes receivable of such Person and the full benefit of all security for such accounts or notes, and (c) any claim, remedy or other right related to any of the foregoing.

“ACM Parties” has the meaning set forth in the preamble to this Agreement.

“Additional Long Term Liabilities” means, without duplication, all Liabilities other than Current Liabilities that would be required to be accrued on a balance sheet of the Company and its Subsidiaries prepared as of the Closing Date in accordance with the Accounting Principles, but only to the extent such Liabilities arise after the date of the Interim Balance Sheet; provided, that the Additional Long Term Liabilities shall exclude (i) decommissioning provisions; (ii) deferred tax liabilities; (iii) Liabilities under any customer Contracts to which the Company and its Subsidiaries are a party as of the date hereof or which are entered into, amended or modified by the Company and its Subsidiaries after the date hereof without breach or violation of this Agreement (including the provisions of Section 6.2); and (iv) Liabilities included in Closing Indebtedness.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is under common control with or is controlled by such specified Person. The term “control” (including its correlative meanings “under common control with” and “controlled by”) as used in the preceding sentence means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of securities or partnership or other interests, by Contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, none of the Fairfax Parties is (i) an Affiliate of the Company or any of its Subsidiaries or (ii) an Affiliate of any of the Seaspan Parties or their respective Subsidiaries; and (ii) neither the Company nor the Seaspan Parties nor any of their respective Subsidiaries is an Affiliate of any of the Fairfax Parties.

“Aggregate Holdback Amount” means the number of Purchaser Common Shares equal to the sum of the Specified Inventory and Adjustment Holdback Amount, the RW Retention Holdback Amount and the Special Indemnity Holdback Amount.

“Aggregate Holdback Threshold Amount” means the number of Purchaser Common Shares (rounded to the nearest whole number) equal to the quotient of (i) Thirty Five Million Dollars ($35,000,000) divided by (ii) the Deemed Purchaser Common Shares Value.

“Agreement” means this Acquisition Agreement, including all Exhibits and Schedules.

“APR” means APR Energy Limited, a private limited company organized and existing under the Laws of England and Wales.

“Argentina Contract” means the customer Contracts set forth on Schedule 1.1(f).

“Assets” of any Person means all assets and properties of any kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether accrued, contingent, fixed or otherwise, and wherever located), including the goodwill related thereto, operated, owned or leased by such Person. Any reference to Assets in this Agreement without specific reference to a Person shall be deemed to mean the Assets of the Company and its Subsidiaries.

“Audited Financial Statements” has the meaning set forth in Section 4.4(a).

“Authorized Action” has the meaning set forth in Section 11.3.

“BAML Account” means that certain operating account of the Company or its Subsidiaries in the United States with Bank of America Merrill Lynch set forth as item one on Schedule 1.1(h).

“Bangladesh Pledged Account” means that certain bank account containing approximately Ten Million Six Hundred Thousand Dollars ($10,600,000) required to back a Letter of Credit issued in support of the Company’s contract with Bangladesh Power Development Board.

“Bangladesh Pledged Cash” means an amount equal to Eight Million Dollars ($8,000,000).

“Benefit Plan” means (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA (other than a Multiemployer Plan), (b) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan, or (c) any other severance, deferred-compensation, retirement, welfare-benefit, bonus, incentive, change in control, bonus, vacation or benefit arrangement, insurance or hospitalization program, flexible benefit plan, cafeteria plan or dependent care plan for any current or former employee, director, consultant or agent, whether pursuant to a plan, policy, program, agreement or arrangement.

“Business” means the business of the Company and its Subsidiaries and such other businesses as the Company and its Subsidiaries are engaged on the date hereof.

“Business Day” means any day of the year other than (a) any Saturday or Sunday, (b) any other day on which banks located in New York, New York or London, England are authorized or required to be closed for business or (c) solely with respect to the condition set forth in Section 8.2(f), any other day on which banks located in Buenos Aires, Argentina are authorized or required to be closed for business.

“Business Information” has the meaning set forth in Section 5.14.

“Cash” means cash and cash equivalents (expressed in United States dollars) determined in accordance with the Accounting Principles, including checks on hand that have not been cashed, money orders, U.S. treasury bills, commercial paper, in time and demand deposits or similar accounts on hand, in lock boxes, or in financial institutions, but excluding any Restricted Cash.

“Central Bank Rate” means, as of any date, the wholesale exchange rate published by the Argentine Central Bank pursuant to Communication A 3500 as of such date.

“Claim Notice” has the meaning set forth in Section 10.7(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash” means the aggregate amount of Cash of the Company and its Subsidiaries on a consolidated basis calculated as of 12:01 a.m., Eastern Time, on the Closing Date, determined in accordance with the Accounting Principles and the Net Debt Schedule, which shall include the Bangladesh Pledged Cash so long as the Bangladesh Pledged Account contains at least Ten Million Six Hundred Thousand Dollars ($10,600,000).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Date Balance Sheet” has the meaning set forth in Section 2.4(a).

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Company and its Subsidiaries determined on a consolidated basis at Closing in accordance with the Accounting Principles; provided, that no Liabilities or items included in the final determination of Closing Net Working Capital shall be double counted in the calculation of Closing Indebtedness.

“Closing Net Working Capital” means the Net Working Capital as of 12:01 a.m., Eastern Time on the Closing Date, determined in accordance with the Accounting Principles.

“Closing Payment Shares” means a number of Purchaser Common Shares (rounded to the nearest whole number) equal to the remainder of:

(a) the quotient of: (i)(A) the Enterprise Value; minus (B) Estimated Net Debt; minus (C) the Estimated Unpaid Seller Transaction Expenses Amount; minus (D) the amount of any Estimated Net Working Capital Deficit, if applicable; plus (E) the amount of any Estimated Net Working Capital Surplus, if applicable; divided by (ii) the Deemed Purchaser Common Shares Value; minus

(b) the Aggregate Holdback Amount.

“Closing Statement” has the meaning set forth in Section 2.1(c).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights or other agreements or Contracts that could require the Company or any Subsidiary of the Company to issue any of its Equity Interests or that could require the Company or any of its Subsidiaries or any Seller to sell any Equity Interests he, she or it owns in the Company or any Subsidiary of the Company; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of the Company or any Subsidiary of the Company; (c) statutory pre-emptive rights or pre-emptive rights granted under the Organizational Documents of the Company or any of its Subsidiaries or any Contract to which the Company or any Subsidiary of the Company is a party or may otherwise be bound; (d) stock appreciation rights, phantom stock, profit participation, calls, purchase rights, subscription rights, stock appreciation rights, stock-based performance units, Contracts or other similar rights with respect to the Company or any of its Subsidiaries; and (e) any other rights or commitments obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any of the foregoing.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Accounts Receivable” has the meaning set forth in Section 4.4(c).

“Company Benefit Plan” means each Benefit Plan that is sponsored or maintained by or, in the case of a Benefit Plan set forth on Schedule 4.11(a), participated in by the Company or any of its ERISA Affiliates for the benefit of Employees (or their dependents and beneficiaries). Solely for purposes of Section 4.11, the term Company Benefit Plan also include Third Party Benefit Plans.

“Company Financial Statements” has the meaning set forth in Section 4.4(a).

“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company IT Systems” means all information technology and computer systems (including all software, source code, object code, information technology and telecommunication hardware) owned, leased or licensed by the Company or any Subsidiary and used in the conduct of the business of the Company or any Subsidiary.

“Company Patents” has the meaning set forth in Section 4.8(a).

“Company Real Property” has the meaning set forth in Section 4.7(b).

“Company Shareholders Agreement” means that certain Shareholders Agreement, dated as of January 5, 2016, as amended, by and among the Company and the shareholders thereto.

“Company Shares” has the meaning set forth in the recitals to this Agreement.

“Company Trademarks” has the meaning set forth in Section 4.8(a).

“Competition Law” means the Sherman Act, as amended, the Clayton Act, as amended, the FTC Act, as amended, the HSR Act, and all other Laws enacted to govern conduct having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition.

“Confidential Information” has the meaning set forth in Section 6.14.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of October 11, 2019, between Seaspan and APR.

“Consent” means a consent, authorization, ratification, notice or approval of or from, or a filing, lodgment, notarization or registration with, a Person.

“Contract” means any written or oral contract, agreement, lease, license, sales order, purchase order, indenture, mortgage, note, bond, guaranty, or other legally binding arrangement or commitment.

“Counsel” has the meaning set forth in Section 12.18.

“Current Assets” means the current assets of the Company and its Subsidiaries set forth in the Working Capital Schedule, determined on a consolidated basis as of 12:01 a.m., Eastern Time on the Closing Date and calculated in U.S. Dollars in conformity with the Accounting Principles, but for clarity excluding Cash and the Specified Inventory.

“Current Liabilities” means the current liabilities of the Company and its Subsidiaries set forth in the Working Capital Schedule, determined on a consolidated basis as of 12:01 a.m., Eastern Time on the Closing Date and calculated in U.S. Dollars in conformity with the Accounting Principles, but excluding (A) Seller Transaction Expenses and (B) Indebtedness.

“D&O Indemnitees” has the meaning set forth in Section 6.8(a).

“Data Room” means the virtual data room hosted by Intralinks, Inc., having the name “Project Gigawatt,” established by the Company in connection with the Transactions, the index of which as of the date of this Agreement is set forth in Exhibit C.

“Debt Commitment” has the meaning set forth in Section 6.11(a).

“Debt Refinancing Transaction” has the meaning set forth in Section 6.11(a).

“Deemed Purchaser Common Shares Value” means Eleven Dollars and Ten Cents ($11.10).

“Dollars” or numbers preceded by the symbol “$” mean amounts in United States Dollars.

“Eligible Lender” means any lender who is not (a) a Person listed in any Sanctions-related list of designated Persons maintained by any Sanctions Authority, (b) a Person operating, organized or resident in a Sanctioned Country in violation of Sanctions or (c) a Person more than twenty percent (20%) owned or controlled by any one or more Persons described in the foregoing clauses (a) or (b).

“Eligible Operating Account” means the BAML Account and the other operating accounts of the Company and its Subsidiaries set forth on Schedule 1.1(h).

“Employee Census” has the meaning set forth in Section 7.1(a).

“Employees” means those individuals employed by the Company or any of its Subsidiaries.

“Enforceability Limitations” means limitations on enforcement and other remedies imposed by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and other similar Laws relating to or affecting creditors’ rights generally from time to time in effect or general principles of equity.

“Enterprise Value” means an amount equal to Seven Hundred Fifty Million Dollars ($750,000,000).

“Environmental Law” means any applicable Laws (including common law) concerning the protection of human health or the environment (including ambient air, surface water, groundwater, sediment, land, surface or subsurface strata, and natural resources), including Laws (a) imposing Liability in connection with cleanup, investigation or remediation relative to any Release or threatened Release, (b) relating to exposure to Hazardous Substances and protection of worker health and safety, and (c) otherwise relating to the environmental aspects of the manufacture, processing, distribution, use, treatment, storage, disposal, emission, transport, or handling of Hazardous Substances. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs) to the extent applicable: the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Permit” means any Permit required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equity Interests” means (a) shares of capital stock or equity interests, (b) limited liability company membership interests or units, (c) partnership interests or units, (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (e) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities, (f) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities, (g) any other interest classified as an equity security of a Person, or (h) any Commitments with respect to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliates” means, with respect to any Person, any corporation, trade, or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of Sections 414(b) or 414(c) of the Code.

“Estimated Net Debt” has the meaning set forth in Section 2.1(c).

“Estimated Net Working Capital Deficit” has the meaning set forth in Section 2.1(c).

“Estimated Net Working Capital Surplus” has the meaning set forth in Section 2.1(c).

“Estimated Unpaid Seller Transaction Expenses Amount” has the meaning set forth in Section 2.1(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executory Contract” means a Contract that has any material obligation on the part of the Company or any Subsidiary of the Company remaining unperformed under such Contract, excluding (a) any Contract having as its sole remaining obligations warranty or confidentiality obligations that have not expired and (b) any purchase orders or sales orders entered into in the ordinary course of business.

“Fairfax Parties” has the meaning set forth in the preamble to this Agreement.

“Final Deficiency” has the meaning set forth in Section 2.4(d)(ii).

“Final Excess” has the meaning set forth in Section 2.4(d)(i).

“Final Net Debt” means the Net Debt as finally determined pursuant to Section 2.4.

“Final Net Working Capital Deficit” and “Final Net Working Capital Surplus” mean the Net Working Capital Deficit or Net Working Capital Surplus, respectively, as calculated based upon the Closing Net Working Capital as finally determined pursuant to Section 2.4.

“Final Purchaser Common Shares” means a number of Purchaser Common Shares (rounded to the nearest whole number) equal to the remainder of:

(a) quotient of (i)(A) the Enterprise Value, minus (B) Final Net Debt, minus (C) the Final Unpaid Seller Transaction Expenses Amount, minus (D) the amount of any Final Net Working Capital Deficit, if applicable, plus (E) the amount of any Final Net Working Capital Surplus, if applicable, divided by (ii) the Deemed Purchaser Common Shares Value; minus

(b) any Purchaser Common Shares that are forfeited and not issued pursuant to Section 2.4(e), Section 10.5(b) and Section 10.5(c).

“Final Specified Inventory Value” has the meaning set forth in Section 2.4(e)(iii).

“Final Unpaid Seller Transaction Expenses Amount” means the Unpaid Seller Transaction Expenses Amount as finally determined pursuant to Section 2.4.

“FLSA” has the meaning set forth in Section 4.11(l).

“Fraud” means actual fraud with respect to the making of a representation or warranty contained herein. For the avoidance of doubt, “Fraud” does not include negligent misrepresentation or omission or constructive fraud.

“Fundamental Representations” means (a) with respect to Sellers, the representations and warranties set forth in Section 3.1 (Authorization), Section 3.2 (Ownership of Company Shares), Section 3.4 (Proceedings) and Section 3.5 (Brokers); (b) with respect to the Company or any of its Subsidiaries, the representations and warranties set forth in Section 4.1 (Organization; Authorization), Section 4.2 (Capitalization of the Company) and Section 4.16 (Brokers), and (c) with respect to Seaspan Parties, the representations and warranties set forth in Section 5.1 (Organization; Authorization); Sections 5.2(b) through (f) (Reorganization; Capitalization), Section 5.8 (Issuance of Shares) and Section 5.13 (Brokers).

“GAAP” means generally accepted accounting principles in the United States as of the date hereof (or, for the purposes of Section 5.4, as of the date of the Seaspan Financial Statements referred to therein).

“GE Collections” has the meaning set forth in Section 10.6(a).

“GE Litigation” means the claims, counterclaims, and/or cross-claims asserted in General Electric Company v. APR Energy PLC, Civ. No.: 1:19-cv-03472-VM, pending in the United States District Court for the Southern District of New York, and APR Energy Holdings Limited v. General Electric International Operations Company, Inc., Case: 3:19-cv-00704-TJC-JBT, pending in the United States District Court for the Middle District of Florida, Jacksonville Division.

“GE Losses” has the meaning set forth in Section 10.6(a).

“Government Contract” means any Contract between the Company or any Subsidiary, on the one hand, and on the other hand (a) any Governmental Authority, (b) any prime contractor to any Governmental Authority, or (c) any subcontractor to either any Governmental Authority or any prime contractor to any Governmental Authority to provide products or property to, or to perform services for, a Governmental Authority.

“Governmental Authority” means any federal, state, provincial, local, foreign, national, international, multinational or supra-national government or other political subdivision thereof or any entity, body, authority, agency, commission, court, tribunal, or judicial body exercising executive, legislative, judicial, regulatory, or administrative law functions, including quasi-governmental entities established to perform such functions.

“Hazardous Substance” (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is defined as hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Holdback” has the meaning set forth in Section 2.3(c).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board as of the date hereof (or, for the purposes of Section 4.4, as of the date of the Company Financial Statements referred to therein).

“Indebtedness” means, with respect to any Person, without duplication, (a) all Liabilities of such Person for borrowed money and (b) all Liabilities evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, together, in the case of each of the foregoing clauses (a) and (b), with any accrued but unpaid interest thereon and any Prepayment Liabilities with respect thereto. The Indebtedness of the Company and its Subsidiaries as of September 30, 2019 is as set forth on the Net Debt Schedule.

“Indemnified Person” means the Person or Persons entitled to indemnification under ARTICLE X.

“Indemnifying Person” means the Person or Persons claimed by the Indemnified Person to be obligated to provide indemnification under ARTICLE X.

“Independent Accountant” means Deloitte Canada, or, if Deloitte Canada is unable to serve, Purchaser and Seller Representative shall appoint by mutual agreement a different nationally recognized accounting firm, who shall act as an expert and not an arbitrator for all purposes under this Agreement.

“Independent Contractor” has the meaning set forth in Section 7.1(a).

“Independent Contractor Census” has the meaning set forth in Section 7.1(a).

“Initial Press Release” has the meaning set forth in Section 6.6.

“Insurance Policies” has the meaning set forth in Section 4.17(a).

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing; (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, the content of websites and webpages, and social media accounts; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, Know-How, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein; (h) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; (i) rights of publicity; and (j) all rights to sue and collect damages for past, present and future infringement of any of the foregoing.

“Interim Balance Sheet” has the meaning set forth in Section 4.4(a).

“Interim Balance Sheet Date” has the meaning set forth in Section 4.4(a).

“Interim Period Specified Inventory Sales” has the meaning set forth in Section 2.4(e)(i).

“IP License” has the meaning set forth in Section 4.8(b).

“Joinder Agreement” means that certain Joinder Agreement to be entered into by, and enforceable against, a Person intending to become a Seller, pursuant to which such Person agrees to be bound by the provisions of this Agreement applicable to Sellers, substantially in the form attached hereto as Exhibit D.

“Know-How” means trade secrets, inventions, discoveries, formulae, practices, processes, procedures, ideas, specifications, engineering data, databases, and data collections.

“Knowledge” or any similar expression with regard to the knowledge or awareness of, or receipt of notice by, (a) the Company or any of its Subsidiaries means any matter, fact, or thing that is, as of the date hereof or the Closing Date, known to Chuck Ferry, Ron Crowell, Joe DiCamillo, Paul Marcroft, Manisha Patel and Ben See after due inquiry and reasonable investigation and (b) the Seaspan Parties, means any matter, fact, or thing that is, as of the date hereof or the Closing Date, known to Peter Li, Matthew Tinari, David Sokol, Bing Chen and Ryan Courson after due inquiry and reasonable investigation.

“Law” means each provision of any federal, state, local, municipal, foreign, national, multinational, supranational or other law, statute, treaty, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, decision, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 4.7(b).

“Liability” means any debt, liability, commitment, or obligation of any nature, whether pecuniary or not, asserted or unasserted, accrued or unaccrued, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, incurred or consequential, known or unknown, and whether due or to become due, including those arising under any Contract, Law or Order.

“Lien” means any lien, mortgage, pledge, security interest, imperfection of title, encroachment, lease, sublease, occupancy agreement, license, easement, right-of-way, covenant, condition, restriction, adverse claim, hypothecation, hypothec, title defect, title retention agreement, voting trust agreement, proxy, equity, option, lien, preemptive right, right of first offer or refusal, charge or other encumbrance.

“Liquidity Event Purchase” has the meaning set forth in Section 6.19(b).

“Losses” means all Liabilities, obligations, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, Taxes, fines, penalties, damages, costs and expenses (including reasonable fees and expenses of counsel); provided that except to the extent included in a Third Party Claim, Losses does not include punitive damages.

“Material Adverse Effect” means any event, change, effect, state of facts, development or occurrence that, when viewed on both a long-term and a short-term basis, has a material adverse effect on the (A) the business, business or commercial operations, results of operations, assets, condition (including financial, operational or legal) of the Company and its Subsidiaries, taken as a whole, whether or not foreseeable and whether or not arising in the ordinary course of business or (B) the ability of Sellers or the Company to consummate the transactions contemplated hereby on a timely basis, excluding any event, change, or adverse effect, development or occurrence directly or indirectly resulting, either alone or in combination, from: (a) effects generally affecting the industries or segments thereof in which the Company or any of its Subsidiaries operate (including economic or political changes, changes in general market prices and regulatory changes affecting such industries or segments generally); (b) events affecting the financial, credit, or securities markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates; (c) any outbreak or escalation of hostilities or declared or undeclared acts of war, sabotage, terrorist attack, or any other act of terrorism; (d) earthquakes, hurricanes, tornadoes, floods, or other natural disasters, weather conditions, or other force majeure events in any state, country, or region of the world; (e) any failure by the Company or any of its Subsidiaries to meet budgets, plans, projections, or forecasts (whether internal or otherwise) for any period (it being understood that the underlying cause of the failure to meet such budgets, plans, projections, or forecasts may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by this definition); (f) changes (or proposed changes) in Law or interpretation thereof or IFRS or GAAP or other accounting principles or interpretation thereof; (g) events attributable to the announcement of the execution of this Agreement or any Related Agreement, the announcement of the Transactions, or the consummation of the Transactions; (h) any act or omission of any Seaspan Party or any of its Representatives except as contemplated by this Agreement and the Related Agreement and the transactions contemplated hereby and thereby; and (i) any matter set forth on the Schedules (but only to the extent that the significance of such matter is fairly disclosed in the Schedules); provided, however, that with respect to clauses (a), (b), (c) and (d) above, such effect does not have a disproportionate effect on the Company and its Subsidiaries, individually or taken as a whole, as compared to other companies that conduct business in the industries and/or geographies in which the Company and its Subsidiaries conduct business.

“Material Contracts” has the meaning set forth in Section 4.9(a)(i).

“Material Customer” has the meaning set forth in Section 4.24(a).

“Material Permit” has the meaning set forth in Section 4.10.

“Material Supplier” has the meaning set forth in Section 4.24(a).

“Mayer Brown” has the meaning set forth in Section 12.17.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Agreement” has the meaning set forth Section 5.2(e).

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“ND/WC Purchaser Common Shares” means a number of Purchaser Common Shares (rounded to the nearest whole number) equal to the remainder of:

(a) the quotient of (i)(A) the Enterprise Value, minus (B) Final Net Debt, minus (C) the Final Unpaid Seller Transaction Expenses Amount, minus (D) the amount of any Final Net Working Capital Deficit, if applicable, plus (E) the amount of any Final Net Working Capital Surplus, if applicable, divided by (ii) the Deemed Purchaser Common Shares Value; minus

(b) the Aggregate Holdback Amount.

“Net Debt” means the amount by which the sum of Closing Indebtedness and Additional Long Term Liabilities exceeds Closing Cash.

“Net Debt Schedule” means the illustrative schedule attached hereto as Schedule 1.1(a) setting forth the calculation of Net Debt as of 12:01 a.m., Eastern Time on September 30, 2019.

“Net GE Deficit” has the meaning set forth in Section 10.6(a).

“Net GE Surplus” has the meaning set forth in Section 10.6(a).

“Net Working Capital” means Current Assets as of any given date of determination, minus the Current Liabilities as of such date.

“Net Working Capital Deficit” means the amount by which the Closing Net Working Capital is less than the Target Net Working Capital.

“Net Working Capital Surplus” means the amount by which the Closing Net Working Capital is greater than the Target Net Working Capital.

“Non-Party Shareholder” has the meaning set forth in Section 6.19(a).

“Non U.S. Benefit Plan” has the meaning set forth in Section 4.11(a).

“NYSE” means the New York Stock Exchange Inc.

“Order” means any order, writ, judgment, decree, injunction, stipulation, determination, consent order or award entered by, of or with any Governmental Authority.

“Organizational Documents” means the certificate or articles of incorporation, certificate of formation, bylaws, limited liability company agreement, shareholders’ agreement or other governing documents of an entity, as applicable, in each case as amended.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Owned Real Property” has the meaning set forth in Section 4.7(a).

“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.

“Patent” has the meaning set forth in the definition of “Intellectual Property.”

“Payoff Indebtedness” means the Closing Indebtedness listed on Schedule 1.1(b).

“Payoff Letter” has the meaning set forth in Section 2.7(f).

“Percentage Interest” means, with respect to any Seller, the percentage set forth opposite such Seller’s name on Exhibit A, as the same may be recalculated in accordance with the last two sentences of Section 6.19.

“Permit” means any permit, license, approval, exemption, concession, certification, registration, franchise, authorization, privilege and other similar right (or any waivers of the foregoing) issued by any Governmental Authority, and all pending applications therefor or renewals thereof, required to be obtained from any Governmental Authority.

“Permitted Financing” has the meaning set forth on Schedule 8.2(e).

“Permitted Financing Amount” has the meaning set forth on Schedule 8.2(e).

“Permitted Liens” means: (a) Liens for or in respect of Taxes; (b) workers’, mechanics’, materialmen’s, repairmen’s, suppliers’, carriers’, tenants’, or similar Liens arising in the ordinary course of business consistent with past practices or by operation of law with respect to obligations that are not yet delinquent and which are not, individually or in the aggregate, material to the business or operation of the Company or any of its Subsidiaries (or that are being contested in good faith by appropriate Proceedings and have been reserved against in the Interim Balance Sheet); (c) all covenants, conditions, restrictions (including any zoning, entitlement, conservation, restriction, and other land use and environmental regulations by Governmental Authorities), easements, charges, rights-of-way and other irregularities in title (including leasehold title) that do not materially impair the use of the real property, leases, or leasehold estates affected thereby or that would otherwise be shown or disclosed by a current, accurate survey, physical inspection or search of relevant public records related to Real Property; (d) Liens arising from leases of personal property disclosed to Purchaser as Material Contracts (or which are not required to be disclosed as Material Contracts); (e) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefitting or created by any superior estate, right or interest; (f) restrictions on the offer and sale of securities under applicable securities Laws; and (g) those Liens set forth on Schedule 1.1(c).

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, Governmental Authority, or other legal entity.

“Phantom Equity Plan” means the Apple Bidco Limited Phantom Equity Plan.

“Post-Closing Specified Inventory Consideration” has the meaning set forth in Section 2.4(e)(ii).

“Post-Closing Statement” has the meaning set forth in Section 2.4(a).

“Post-Closing Statement Components” means (a) separate calculations of each of (i) the Net Debt of the Company and its Subsidiaries as of 12:01 a.m., Eastern Time on the Closing Date, including separate calculations of the Closing Indebtedness, Closing Cash and Additional Long Term Liabilities; (ii) the Unpaid Seller Transaction Expenses Amount; and (iii) the Closing Net Working Capital and a calculation of the Net Working Capital Deficit or Net Working Capital Surplus resulting therefrom; and (b) based upon the foregoing, a calculation of the ND/WC Purchaser Common Shares and the number thereof to which each Seller is entitled in accordance with such Seller’s Percentage Interest.

“Pre-Closing Engagements” has the meaning set forth in Section 12.18.

“Pre-Closing Tax Period” has the meaning set forth in Section 6.7(c).

“Prepayment Liabilities” means any prepayment penalties, premiums, costs or fees arising or becoming due as the result of the prepayment of any Indebtedness.

“Privacy Policies” has the meaning set forth in Section 4.27.

“Privileged Communications” has the meaning set forth in Section 12.18.

“Proceeding” means any claim, action, cause of action, demand, hearing, audit, proceeding, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, formal or information, public or private, whether at law or in equity, commenced, brought, conducted or heard by or before any Governmental Authority.

“Prohibited Party” has the meaning set forth in Section 4.26(c).

“Property Taxes” has the meaning set forth in Section 6.7(b).

“Proposed Acquisition Transaction” has the meaning set forth in Section 6.13(a).

“Protest Notice” has the meaning set forth in Section 2.4(b).

“Purchase Consideration” has the meaning set forth in Section 2.1(a).

“Purchase Orders” has the meaning set forth in Section 4.9(b).

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Common Share” means a share of common shares of Purchaser, par value $0.01.

“Purchaser Indemnified Party” has the meaning set forth in Section 10.2.

“Purchaser Shares” has the meaning set forth in Section 5.2(c).

“R&W Insurer” has the meaning set forth in the definition of “R&W Policy”.

“R&W Policy” means the Representations and Warranties Insurance Policy, bound by Liberty Surplus Insurance Corporation (the “R&W Insurer”) as of the date hereof and effective as of the Closing Date, in the form attached hereto as Exhibit E, with policy number GTSTOABWGH7001.

“R&W Policy Cost Amount” means the premium and related fees, costs and Taxes for the R&W Policy, as set forth on invoice(s) delivered by Purchaser to Seller.

“Real Property” means a parcel or tract of land together with all fixtures and improvements located thereon, and all privileges, rights, easements, hereditaments and appurtenances belonging to or for the benefit of such land, including all easements appurtenant to and for the benefit of such land, and all rights existing in and to any streets, alleys, passages and other rights-of-way included thereon or adjacent thereto.

“Real Property Lease” has the meaning set forth in Section 4.7(b).

“Recapitalization Non-Party Shareholder” has the meaning set forth in Section 6.13(a).

“Registration Rights Agreement” means that certain Registration Rights Agreement to be entered into by and among Purchaser and Sellers, substantially in the form attached hereto as Exhibit F.

“Related Agreement” means the Registration Rights Agreement and any Contract that is to be entered into at the Closing or otherwise pursuant to this Agreement on or prior to the Closing Date. The Related Agreements executed by a specified Person shall be referred to as “such Person’s Related Agreements,” “its Related Agreements,” or other similar expression.

“Related Party Obligations” has the meaning set forth in Section 6.15.

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment or disposing into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Released Claims” has the meaning set forth in Section 6.16.

“Released Parties” has the meaning set forth in Section 6.16.

“Released Shares” means the Purchaser Common Shares actually issued to Sellers after the Closing Date pursuant to Section 2.4(d) or in connection with the Holdback pursuant to Section 2.4(e), Section 10.5(b) or Section 10.5(c).

“Releasor” has the meaning set forth in Section 6.16.

“Remaining Specified Inventory” has the meaning set forth in Section 2.4(e)(i).

“Remaining Specified Inventory Deficit” has the meaning set forth in Section 2.4(e)(iv).

“Remaining Specified Inventory Statement” has the meaning set forth in Section 2.4(e)(i).

“Remaining Specified Inventory Value” has the meaning set forth Section 2.4(e)(i).

“Remedial Action” means any action that is required under any Environmental Law to (a) investigate, clean up, remediate, remove, respond to, treat or in any other way address a Release, or a threat of Release, into the environment, including the performance of required studies, investigations, restoration or monitoring or (b) assess or restore the environment or natural resources.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents and advisors.

“Restricted Cash” means any cash not denominated in U.S. Dollars and immediately available for withdrawal in the BAML Account or another Eligible Operating Account, any cash needed to satisfy any outstanding check payable by the Company, APR or any of their respective Subsidiaries, ACH transaction and other wire transfers (exclusive of any cash held for, or on behalf of, a customer or client of the Company, APR or any of their Subsidiaries) and any cash which is subject to a restriction on use or access as of the Closing (including any cash held in escrow, cash securing letters of credit or otherwise as collateral, cash held as a security deposit, vendor deposit or other deposit, petty cash held at project sites, or cash subject to capital controls or restrictions on repatriation by any Governmental Authority). For the avoidance of doubt, Restricted Cash shall include any Cash held in an account or financial institution in Argentina but shall not include any Bangladesh Pledged Cash.

“Restricted Party” means the Sellers, the Sellers’ Representative and each of the respective Representatives of any of the foregoing.

“Restrictions” has the meaning set forth in Section 4.26(c).

“Review Period” has the meaning set forth in Section 2.4(b).

“RW Retention Holdback Amount” means a number of Purchaser Common Shares (rounded to the nearest whole number) equal to the quotient of (i) One Million Four Hundred and Six Thousand Two Hundred and Fifty Dollars ($1,406,250) divided by (ii) the Deemed Purchaser Common Shares Value.

“Sanctioned Country” means, at any time, a country, region or territory that is the subject or target of comprehensive Sanctions (which, as of the date of this Agreement, are Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any applicable Sanctions Authority.

“Sanctions Authority” means each of the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the United Nations Security Council, the European Union, and Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Seaspan” has the meaning set forth in the preamble to this Agreement.

“Seaspan Business Information” has the meaning set forth in Section 3.8.

“Seaspan Financial Statements” has the meaning set forth in Section 5.4(b).

“Seaspan Party” and “Seaspan Parties” have the meanings set forth in the preamble to this Agreement.

“Seaspan Reorganization Documents” has the meaning set forth Section 5.2(e).

“Seaspan Reorganization Transactions” has the meaning set forth in the recitals to this Agreement.

“Seaspan SEC Documents” has the meaning set forth in Section 5.4(a).

“Seaspan Shareholders Meeting” has the meaning set forth in Section 6.12(c).

“Seaspan Shares” has the meaning set forth in Section 5.2(b).

“SEC” means the U.S. Securities and Exchange Commission.

“Second Anniversary Purchaser Common Share Amount” means a number of Purchaser Common Shares (rounded to the nearest whole number) equal to the remainder of:

(a) the quotient of (i) Thirteen Million Five Hundred Ninety-Three Thousand Seven Hundred and Fifty Dollars ($13,593,750) divided by (ii) the Deemed Purchaser Common Shares Value; minus

(b) the quotient of (i) the amount of any Losses asserted in connection with any indemnification claims pursuant to any of Section 10.2(h), Section 10.2(i) and Section 10.2(j) which are pending as of the second (2nd) anniversary of the Closing Date divided by (ii) the Deemed Purchaser Common Shares Value.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” and “Sellers” have the meanings set forth in the preamble to this Agreement.

“Seller Indemnified Party” has the meaning set forth in Section 10.4.

“Seller Indemnified Taxes” has the meaning set forth in Section 10.2(i).

“Seller Representative” has the meaning set forth in the preamble to this Agreement.

“Seller Transaction Expenses” means all costs, fees and expenses (including legal, accounting, investment banking, broker’s, finder’s and other professional or advisory fees and expenses) incurred or to be incurred by the Company and its Subsidiaries arising from, in connection with, or incident to negotiating and preparing this Agreement and the Related Agreements and in Closing and carrying out the Transactions, including (a) the R&W Policy Cost Amount, (b) any bonus, termination, separation, severance, retention or other payment or other form of compensation that is created, accelerated, accrues or becomes payable by the Company (or the Sellers) to any current or former employees, officers, directors, of the Company as a result of the Transactions and (c) amounts for which Sellers are responsible pursuant to Section 2.9. For the avoidance of doubt, the Seller Transaction Expenses will not include any costs, fees or expenses incurred in connection with the Debt Refinancing Transaction.

“Share Exchange” has the meaning set forth in the recitals to this Agreement.

“Shareholder Loans” means the loans set forth on Schedule 1.1(g).

“Solvent” means that, when used with respect to any Person as of any particular date, (a) the amount of the “present fair saleable value” (as such term is generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors) of its assets will, as of such date, exceed the amount of all of its Liabilities, contingent or otherwise as of such date, (b) it will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged, and (c) it will be able to pay its debts as they mature.

“Special Indemnification Claims” any assertion of any claim, or the commencement or continuation of any Proceeding, by any Person who is not an Indemnified Person in respect any Special Indemnified Taxes, the GE Litigation.

“Special Indemnified Taxes” means any Taxes imposed on the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries may otherwise be liable and identified on Schedule 10.3(a).

“Special Indemnity Holdback Amount” means a number of Purchaser Common Shares equal to the remainder of (i)(A) the Aggregate Holdback Threshold Amount minus (B) the Specified Inventory and Adjustment Holdback Amount minus (C) the RW Retention Holdback Amount.

“Specified Inventory” means the reciprocal power module inventory specifically listed on Schedule 1.1(d).

“Specified Inventory Deficit” has the meaning set forth in Section 2.4(e)(iv).

“Specified Inventory and Adjustment Holdback Amount” means a number of Purchaser Common Shares (rounded to the nearest whole number) equal to the quotient of (i) Five Million Dollars ($5,000,000) divided by (ii) the Deemed Purchaser Common Shares Value.

“Specified Inventory Minimum Value” means an amount equal to the Remaining Specified Inventory Value less Five Million Dollars ($5,000,000).

“Straddle Period” has the meaning set forth in Section 6.7(b).

“Subsidiary” of any Person means another Person with respect to which the first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, greater than fifty percent (50%) of its Equity Interests or as stipulated under applicable Laws the first Person constitutes the board of directors in the other Person). The term Subsidiary shall include all Subsidiaries of such Subsidiary. For the avoidance of doubt, APR shall be deemed a Subsidiary of the Company for all purposes under this Agreement unless otherwise specified.

“Target Net Working Capital” means $41,398,092.00.

“Tax” or “Taxes” means all taxes and similar charges, fees, duties, levies, or other assessments (including income, gross receipts, net proceeds, ad valorem, withholding, turnover, real or personal property (tangible and intangible), occupation, customs, import and export, sales, use, franchise, excise, goods and services, value added, stamp, user, transfer, registration, recording, fuel, profit, excess profits, occupational, interest equalization, windfall profits, severance, payroll, unemployment, and social security or other taxes or fees) that are imposed by any Governmental Authority, in each case including any interest, penalties, or additions to tax attributable thereto (or attributable to the nonpayment thereof).

“Tax Contest” has the meaning set forth in Section 6.7(d).

“Tax Return” means any report, return, or other information or filing required to be supplied to a Governmental Authority in connection with any Taxes.

“Third Party Benefit Plan” means each Benefit Plan in which Employees (or their dependents and beneficiaries) participate as a result of being employed by a professional employer organization but which is not sponsored or maintained by the Company or any of its ERISA Affiliates.

“Third Party Claim” has the meaning set forth in Section 10.7(c).

“Third Party Financing” has the meaning set forth in Section 6.11(a).

“Trademark” has the meaning set forth in the definition of “Intellectual Property.”

“Transactions” means the transactions contemplated by this Agreement and the Related Agreements.

“Transfer Taxes” means any transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Transactions.

“Transferred Employee” has the meaning set forth in Section 7.1(a).

“U.S. Benefit Plan” has the meaning set forth in Section 4.11(a).

“Union” means any union, works council, labor organization, or other similar employee representative or association representing or purporting to represent any Employee of the Company or any Subsidiary.

“Unpaid Seller Transaction Expenses Amount” means the amount of Seller Transaction Expenses not paid or otherwise fully satisfied at or prior to Closing, including the R&W Policy Cost Amount.

“Unsold Specified Inventory” has the meaning set forth in Section 2.4(e)(ii).

“Unsold Specified Inventory NRV” has the meaning set forth in Section 2.4(e)(ii).

“Working Capital Schedule” means the schedule attached hereto as Schedule 1.1(e) setting forth the calculation of Net Working Capital as of September 30, 2019, which such schedule has been prepared in accordance with the Accounting Principles and includes for informational purposes only a reconciliation to GAAP.

Section 1.2 Other Definitional Provisions and Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Exhibits and Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine, or neuter gender or the singular or plural form of words in this Agreement shall not limit any provision of this Agreement. The meaning assigned to each term defined in this Agreement shall be equally applicable to both the singular and the plural forms of such term. The use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement. Reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Underlined references to Articles, Sections, clauses, Exhibits or Schedules shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto,” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Schedule to, this Agreement. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement, unless otherwise defined in such certificate or other document. Any document, list, or other item shall be deemed to have been “provided” to Purchaser for all purposes of this Agreement if such document, list, or other item was posted in the Data Room prior to 5:00 p.m., Eastern Time on November 15, 2019 or a physical or electronic copy thereof was delivered (including via email) to Purchaser or its Representatives.

ARTICLE II

SHARE EXCHANGE; CLOSING

Section 2.1 Purchase Consideration; Share Exchange; Closing Payment Shares.

(a) The aggregate consideration for the Company Shares to be acquired by Purchaser (the “Purchase Consideration”) shall be Purchaser Common Shares in an amount equal to the Final Purchaser Common Shares as finally determined in accordance with this Agreement.

(b) Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Purchaser shall issue to Sellers the Closing Payment Shares, which shall be fully-paid, non-assessable and free and clear of all Liens, and each Seller shall receive the number of Closing Payment Shares to which such Seller is entitled as set forth in the Closing Statement, in exchange for the number of Company Shares opposite such Seller’s name on Exhibit A, free and clear of all Liens other than Liens arising under applicable securities Law. No certificates or scrip representing fractional shares of Purchaser Common Shares will be issued pursuant to the Share Exchange, and such fractional share interests will be rounded down to the nearest whole share and will not entitle the owner thereof to vote or to any rights of a stockholder of Purchaser.

(c) No later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Purchaser, a statement of the principal financial officer of the Company (the “Closing Statement”) that sets forth the Company’s reasonable good faith estimates of (i) the Net Debt of the Company and its Subsidiaries as of 12:01 a.m., Eastern Time on the Closing Date, including separate calculations of the Closing Indebtedness, Closing Cash and the Additional Long Term Liabilities (the “Estimated Net Debt”); (ii) the Unpaid Seller Transaction Expenses Amount (the “Estimated Unpaid Seller Transaction Expenses Amount”); and (iii) the Closing Net Working Capital and a calculation of the Net Working Capital Deficit (the “Estimated Net Working Capital Deficit”) or Net Working Capital Surplus (the “Estimated Net Working Capital Surplus”), as applicable, resulting therefrom, which estimates shall be, in all cases, determined in accordance with the Accounting Principles and include, for informational purposes only, a reconciliation to GAAP. Purchaser shall have the right to review the Closing Statement and provide comments, which the Company shall consider in good faith and, upon the request of Purchaser, the Company shall cause its principal financial officer to be reasonably available to discuss the Closing Statement.

Section 2.2 Closing. The consummation of the Transactions (the “Closing”) shall take place at the offices of Mayer Brown LLP, 71 South Wacker Drive, Chicago, IL 60606, at 9:00 a.m. (Central Time) on the date that is two (2) Business Days after the date on which each of the conditions set forth in ARTICLE VIII has been satisfied or, if permitted, waived by the Party entitled to the benefits of such condition (other than any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to the benefits of such conditions); provided, however, that the Closing may occur remotely by email or other manner as may mutually be agreed upon by Purchaser and the Seller Representative. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Except as otherwise set forth herein, all proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

Section 2.3 Closing Payments.

(a) Closing Payment Shares. On the Closing Date, the Purchaser shall issue to each Seller such Seller’s Percentage Interest of the Closing Payment Shares.

(b) Payment of Indebtedness. At the Closing, Purchaser shall pay the applicable Persons identified in the Payoff Letters the respective amounts of the Payoff Indebtedness set forth therein, by wire transfer of immediately available funds to the account or accounts designated in each such Payoff Letter.

(c) Holdback. On the Closing Date, Purchaser shall reserve for issuance to Sellers, but holdback (the “Holdback”) from issuance to Sellers, the Aggregate Holdback Amount, to be held by Purchaser on the terms and subject to the conditions of this Agreement. Unless and until issued and delivered to Sellers in accordance with this Agreement, except as set forth in Section 2.4(e), Section 10.5(b) or Section 10.5(c), the Purchaser Common Shares subject to the Holdback shall not be, and shall not be deemed to be, issued to Sellers, and will not entitle any Seller the right to vote or to any rights of a stockholder of Purchaser with respect to such Purchaser Common Shares.

Section 2.4 Adjustments to Purchase Consideration.

(a) Post-Closing Statement. As soon as practicable after the Closing Date, but no later than the ninetieth (90th) day following the Closing Date, Purchaser shall prepare and deliver, to the Seller Representative, (A) a consolidated balance sheet of the Company and its Subsidiaries as of 12:01 a.m., Eastern Time on the Closing Date (the “Closing Date Balance Sheet”), and (B) a statement (the “Post-Closing Statement”) setting forth a calculation of each of the Post-Closing Statement Components.

(b) Protest Notice. Within thirty (30) days after Purchaser’s delivery of the Closing Date Balance Sheet and the Post-Closing Statement to the Seller Representative (the “Review Period”), the Seller Representative may deliver written notice (the “Protest Notice”) to Purchaser of any objections to the calculations in determining the amounts set forth in the Closing Date Balance Sheet or the Post-Closing Statement. Any Protest Notice shall specify in reasonable detail such disputed calculations. Purchaser shall be permitted to review the work papers, if any, prepared by the Seller Representative’s accountants to the extent relating to the Protest Notice. Except for such items that are specifically disputed in the Protest Notice, the amounts set forth on the Closing Date Balance Sheet and the Post-Closing Statement shall be final, conclusive and binding on the Parties. The failure of the Seller Representative to deliver such Protest Notice within the Review Period will constitute the Sellers’ and the Seller Representative’s irrevocable acceptance of the Closing Date Balance Sheet and the Post-Closing Statement prepared and delivered by Purchaser, and the calculation of ND/WC Purchaser Common Shares set forth therein shall be final, conclusive and binding on the Parties. If the Seller Representative delivers a Protest Notice within the prescribed time period, then the Seller Representative and Purchaser will use commercially reasonable efforts to resolve any disagreements within twenty (20) days after delivery of the Protest Notice. During the Review Period, the Seller Representative and its accountants shall have reasonable access to the books and records of the Company and its Subsidiaries and their respective personnel, and to work papers prepared by Purchaser and/or Purchaser’s accountants to the extent that they relate to the Closing Date Balance Sheet and/or the Post-Closing Statement and to such historical financial information (to the extent in Purchaser’s possession) relating to the Closing Date Balance Sheet and/or Post-Closing Statement as the Seller Representative may reasonably request for the purpose of reviewing the Closing Date Balance Sheet and/or Post-Closing Statement and to prepare a Protest Notice; provided, that such access shall be in a manner that does not interfere with the normal business operations of Purchaser or the Company.

(c) Resolution of Protest. If Purchaser and the Seller Representative are unable to resolve any disagreement with respect to the preparation of the Closing Date Balance Sheet and/or the Post-Closing Statement within twenty (20) days following the delivery of any Protest Notice, then either Purchaser or the Seller Representative may refer the items in dispute to the Independent Accountant. In such case, Purchaser and the Seller Representative will jointly retain the Independent Accountant and direct it to render a written report setting forth its determination of each of the Post-Closing Statement Components resolving any and all items in dispute (as set forth in the Protest Notice), not later than thirty (30) days after acceptance of its retention. The Seller Representative and Purchaser shall each submit to the Independent Accountant their respective computations of the Post-Closing Statement Components and such other information, evidence and support for their respective positions as such Party may wish to submit with respect to the items in dispute. Neither the Seller Representative nor Purchaser shall have or conduct any communication, either written or oral, with the Independent Accountant without the other

Party either being present or receiving a concurrent copy of any written communication. The Independent Accountant may conduct a conference concerning the objections and disagreements between the Seller Representative and Purchaser, at which conference each of the Seller Representative and Purchaser shall have the right to (i) present its documents, materials and other evidence previously submitted to the Independent Accountant and the other Party and (ii) have present its or their advisors, accountants, counsel and other Representatives. The Seller Representative and Purchaser, and their respective Representatives, shall cooperate fully with the Independent Accountant during its engagement and respond on a timely basis to all requests for information or access to documents or personnel made by the Independent Accountant, all with the intent to fairly and in good faith resolve all disputes relating to the Post-Closing Statement Components as reasonably practicable. The Independent Accountant shall conduct its review, resolve all disputes and compute the Post-Closing Statement Components based solely on the information, evidence and support submitted by the Seller Representative and Purchaser (not by independent review). The findings and determinations of the Independent Accountant as set forth in its written report shall be deemed final, conclusive and binding upon the Parties. In resolving any disputed item, the Independent Accountant (A) may not assign a value to any particular item greater than the greatest value for such item claimed by either the Seller Representative or Purchaser, or less than the lowest value for such item claimed by either the Seller Representative or Purchaser, in each case as presented to the Independent Accountant, (B) shall be bound by the principles set forth in this Section 2.4 (including without limitation that all calculations shall be made in accordance with the Accounting Principles), and (C) shall limit its review to matters specifically set forth in the Protest Notice. The fees and expenses of the Independent Accountant shall be borne fifty percent (50%) by Sellers, on the one hand, and fifty percent (50%) by Purchaser, on the other hand. Notwithstanding anything to the contrary in this Agreement, any disputes regarding Post-Closing Statement Components, including the calculation of the Closing Payment Shares, shall be resolved solely and exclusively as set forth in this Section 2.4(c). The scope of the disputed items to be resolved by the Independent Accountant shall be limited to whether the Post-Closing Statement Components were calculated in accordance with the terms of this Agreement. The findings and determinations of the Independent Accountant as set forth in its written report shall be deemed final, conclusive and binding upon the Parties and shall not be subject to collateral attack for any reason. The Parties shall be entitled to have a judgment entered on such written report in any court of competent jurisdiction.

(d) Debt and Working Capital Adjustment. The Purchase Consideration shall be adjusted as follows:

(i) if the ND/WC Purchaser Common Shares exceed the Closing Payment Shares (such aggregate excess number of Purchaser Common Shares, the “Final Excess”), then Purchaser shall no later than five (5) Business Days after the final determination of the Final Excess, (A) issue the number of Purchaser Common Shares equal to the Final Excess to Sellers, free and clear of all Liens other than Liens arising under applicable securities Laws, allocated among Sellers based upon their respective Percentage Interests; and (B) pay to each Seller based upon that number of Released Shares issued to such Seller pursuant to this Section 2.4(d)(i) their respective pro rata portion of any distributions or dividends in respect of such Purchaser Common Shares that would have been received by such Seller had such Released Shares been issued and outstanding on the record date applicable to such distribution or dividend (but only for any record date that is on or after the Closing Date); and

(ii) if the ND/WC Purchaser Common Shares is less than the Closing Payment Shares (such aggregate deficiency, the “Final Deficiency”), then Sellers shall automatically forfeit any rights to, and Purchaser shall thereafter be permitted to cancel from the Specified Inventory and Adjustment Holdback Amount, a number of Purchaser Common Shares equal to the quotient of (i) the Final Deficiency divided by the Deemed Purchaser Common Shares Value. To the extent the Specified Inventory and Adjustment Holdback Amount is not sufficient to fully satisfy the Final

Deficiency, then Sellers shall, severally, not jointly, and in percentages equal to the respective Percentage Interests of each such Seller, and at each Seller’s election, either (x) pay to Purchaser in immediately available funds an amount equal to such Seller’s Percentage Interest of such deficit or (y) surrender Purchaser Common Shares in an amount equal to such Seller’s Percentage Interest of such deficit divided by the Deemed Purchaser Common Shares Value, in either case within ten (10) Business Days following the final determination of the Final Deficiency.

(e) Specified Inventory Adjustment.

(i) The Company and its Subsidiaries shall be permitted to sell or otherwise dispose of the Specified Inventory for such consideration as the Company and buyers of such Specified Inventory may agree from time to time (such sales or disposals, “Interim Period Specified Inventory Sales”). Contemporaneously with the delivery of the Closing Statement pursuant to Section 2.1(c), the principal financial officer of the Company shall also deliver to Purchaser and Seller Representative a statement (the “Remaining Specified Inventory Statement”) setting forth a list of the Specified Inventory that is still owned by the Company and its Subsidiaries as of the Closing Date (the “Remaining Specified Inventory”) and the book value of the Remaining Specified Inventory as of the Closing Date, determined using the same principles, policies and accounting methods that were used to determine the book value of the Specified Inventory as of September 30, 2019 as set forth on Schedule 1.1(d) (the “Remaining Specified Inventory Value”). Purchaser shall have the right to review the Remaining Specified Inventory Statement and provide comments, which the Company shall consider in good faith and, upon the request of Purchaser, the Company shall cause its principal financial officer to be reasonably available to discuss the Remaining Specified Inventory Statement. In the event of a disagreement with respect to any matter set forth in the Remaining Specified Inventory Statement, then either Purchaser or the Seller Representative may refer the items in dispute to the Independent Accountant for resolution and the Independent Accountant shall resolve such dispute in accordance with the terms and conditions set forth in Section 2.4(c), mutatis mutandis.

(ii) From and after the Closing Date and continuing through December 31, 2020, Purchaser shall cause the Company and its Subsidiaries to use commercially reasonable efforts to dispose of the Remaining Specified Inventory for fair consideration, and not later than the February 28, 2021, Purchaser shall cause the Company to prepare and deliver to the Seller Representative a statement setting forth (A) the amount of the aggregate gross proceeds received by the Company and its Subsidiaries for sales of the Remaining Specified Inventory (the “Post-Closing Specified Inventory Consideration”); (B) a list of the Remaining Specified Inventory that is still owned by the Company and its Subsidiaries as of December 31, 2020 (the “Unsold Specified Inventory”); and (C) a calculation of the net realizable value of the Unsold Specified Inventory as determined by Purchaser’s accountants as of December 31, 2020 in accordance with Purchaser’s accounting principles (the “Unsold Specified Inventory NRV”).

(iii) If the sum of the Post-Closing Specified Inventory Consideration and the Unsold Specified Inventory NRV (the “Final Specified Inventory Value”) is greater than the Specified Inventory Minimum Value, then Purchaser shall, no later than February 28, 2021, (A) issue to Sellers a number of Purchaser Common Shares equal to the amount of Purchaser Common Shares remaining in the Specified Inventory and Adjustment Holdback Amount (after the application of Section 2.4(d)(ii)), allocated among Sellers based upon their respective Percentage Interests, free and clear of all Liens other than Liens arising under applicable securities Laws; and (B) pay to each Seller based upon that number of Released Shares issued to such Seller pursuant to this Section 2.4(e)(iii) their respective pro rata portion of any distributions or dividends in respect of such Purchaser Common Shares that would have been received by such Seller had such Released Shares been issued and outstanding on the record date applicable to such distribution or dividend (but only for any record date that is on or after the Closing Date).

(iv) If the Final Specified Inventory Value is less than the Specified Inventory Minimum Value (the amount of such deficit, the “Specified Inventory Deficit”), then (A) Sellers shall automatically forfeit any rights to, and Purchaser shall thereafter be permitted to cancel, out of the Specified Inventory and Adjustment Holdback Amount, the number of Purchaser Common Shares which is equal to the quotient of (1) the Specified Inventory Deficit divided by (2) the Deemed Purchaser Common Shares Value. If the Specified Inventory and Adjustment Holdback Amount exceeds the number of shares forfeited and cancelled pursuant to the foregoing sentence (together with any shares forfeited and cancelled from the Specified Inventory and Adjustment Holdback Amount pursuant to Section 2.4(d)(ii)), then Purchaser shall, no later than February 28, 2021, (x) issue to Sellers a number of Purchaser Common Shares equal to the remainder of the Specified Inventory and Adjustment Holdback Amount, allocated among Sellers based upon their respective Percentage Interests; and (B) pay to each Seller based upon that number of Released Shares issued to such Seller pursuant to this Section 2.4(e)(iv) their respective pro rata portion of any distributions or dividends in respect of such Purchaser Common Shares that would have been received by such Seller had such Released Shares been issued and outstanding on the record date applicable to such distribution or dividend (but only for any record date that is on or after the Closing Date). To the extent the Specified Inventory Deficit exceeds the product of (1) the amount of Purchaser Common Shares remaining in the Specified Inventory and Adjustment Holdback Amount (after the application of Section 2.4(d)(ii)) multiplied by (2) the Deemed Purchaser Common Shares Value (such excess, the “Remaining Specified Inventory Deficit”), then Sellers, shall, severally, not jointly, and in percentages equal to the respective Percentage Interests of each such Seller, and at each Seller’s election, either (x) pay to Purchaser in immediately available funds an amount equal to such Seller’s Percentage Interest of such deficit or (y) surrender Purchaser Common Shares in an amount equal to such Seller’s Percentage Interest of such deficit divided by the Deemed Purchaser Common Shares Value, in either case within ten (10) Business Days following the final determination of the Remaining Specified Inventory Deficit.

(f) Adjustments for Tax Purposes. Any payments made pursuant to Section 2.4 shall be treated as an adjustment to the Purchase Consideration by the Parties for Tax purposes, unless otherwise required by Law.

Section 2.5 Deliveries by Purchaser. At or prior to the Closing, Purchaser shall deliver, or cause to be delivered, to the Seller Representative each of the following:

(a) evidence in form and substance reasonably satisfactory to Seller Representative of the issuance in book entry form in the name of each Seller the number of Closing Payment Shares to which such Seller is entitled pursuant to Section 2.3(a);

(b) the Registration Rights Agreement, executed by Purchaser;

(c) a certificate, dated as of the Closing Date and executed by an officer of Purchaser, certifying as to the satisfaction of the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(d);

(d) a certificate, dated as of the Closing Date and executed by the secretary or an assistant secretary (or similar officer) of the Seaspan Parties, certifying as to (i) the resolutions approved by the board of directors (or similar governing body) of the Seaspan Parties authorizing the execution, delivery, and performance by the Seaspan Parties of this Agreement and its Related Agreements and the consummation by the Seaspan Parties of the Transactions and (ii) the names and signatures of the officers of the Seaspan Parties authorized to execute this Agreement, its Related Agreements, and the other documents to be delivered by Purchaser under this Agreement and its Related Agreements; and

(e) evidence of filing of the articles of merger evidencing the Merger, executed by the parties to the Merger and duly acknowledged by the applicable Governmental Authorities, together with evidence reasonably satisfactory to Seller Representative, that the Seaspan Reorganization Transactions have been consummated by the Seaspan Parties.

Section 2.6 Deliveries by Sellers. At or prior to the Closing, each Seller shall deliver, or cause to be delivered, to Purchaser each of the following (solely with respect to such Seller):

(a) the share certificates for the Company Shares (or an express indemnity in a form satisfactory to the Purchaser if any share certificate is found to be missing) owned by such Seller as set forth on Exhibit A, and a duly executed stock transfer form in respect of such Company Shares in favor of Purchaser, together with such waivers as the Purchaser may require to enable the Purchaser or its nominee(s) to become the registered holder of the Company Shares;

(b) the Registration Rights Agreement, executed by such Seller;

(c) a power of attorney in the agreed terms duly executed as a deed by such Seller in favor of Purchaser to enable the Purchaser to exercise voting and other rights attaching to the Company Shares with immediate effect from the Closing Date; and

(d) a certificate, dated as of the Closing Date and executed by such Seller, certifying as to the satisfaction of the conditions set forth in Section 8.2(a) and Section 8.2(b), as such conditions relate to such Seller.

Section 2.7 Deliveries by the Company. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to Purchaser each of the following:

(a) share certificates for all issued shares in the capital of each of the APR and APR Energy Holdings Limited (or an express indemnity in a form satisfactory to the Purchaser if any share certificate is found to be missing);

(b) a certificate, dated as of the Closing Date and executed by the secretary or an assistant secretary of the Company, certifying as to (i) no amendments to the articles of association of the Company since December 30, 2016, (ii) the resolutions approved by the board of directors of the Company authorizing (A) the execution, delivery, and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (B) the adoption of new articles of association of the Company, (C) that the registered office of the Company be changed if requested by Purchaser and (D) that the resignation of the current auditors be accepted and KPMG be appointed as the new auditors and (iii) the names and signatures of the officers of the Company authorized to execute this Agreement and the other documents to be delivered by the Company under this Agreement;

(c) the statutory registers and minute books made up to Closing, the common seal (if any), share certificate books, the certificate of incorporation and any certificates of incorporation on change of name of the Company, APR and APR Energy Holdings Limited;

(d) the security and authentication codes for the UK Companies House WebFiling service and Protected Online Filing Scheme (to the extent applicable) for the Company, APR and APR Energy Holdings Limited;

(e) letters of resignation from each individual requested by Purchaser pursuant to Section 6.9;

(f) a payoff letter from each Person to whom any amount of Payoff Indebtedness is owed in a customary form reasonably acceptable to the Purchaser (each, a “Payoff Letter”);

(g) the corporate keys issued by the Australian Securities and Investments Commission (if any), seal (if any) and any duplicate common or official seal (if any) for APR Energy Australia Pty Ltd;

(h) a certificate, dated as of the Closing Date and executed by an officer of the Company, certifying as to the satisfaction of the conditions set forth in Section 8.2(a) and Section 8.2(b), as such conditions relate to the Company, and Section 8.2(c);

(i) written resolutions of the directors of the Company and its Subsidiaries (as applicable), resolving as follows:

(i) the resignations referred to in Section 6.9 are accepted;

(ii) such Persons as the Purchaser nominates in writing to the Sellers not less than two (2) Business Days before the Closing are appointed as directors, company secretary and public officer of the Company and its Subsidiaries with effect from the Closing;

(iii) the registered office of the Company and its Subsidiaries is changed to the address the Purchaser has nominated in writing to the Sellers no less than two (2) Business Days before the Closing with effect from the Closing; and

(iv) the bank account signatories of the Company and its Subsidiaries are revised in such manner as the Purchaser has nominated in writing to the Sellers not less than two (2) Business Days before the Closing with effect from the Closing; and

(j) a deed of termination in the agreed terms of the Company Shareholders Agreement or other written statement, instrument or evidence from the Fairfax Parties and the ACM Parties that the Company Shareholders Agreement has been terminated;

(k) evidence that the Sellers have released and discharged all of the Liens listed in Schedule 2.7(k); and

(l) a list of all Non U.S. Benefit Plans.

Section 2.8 Withholding. Notwithstanding anything to the contrary in this Agreement, Purchaser shall be entitled to deduct and withhold from any payment to any Person under this Agreement such amounts as Purchaser is required under applicable Law to deduct and withhold with respect to such payments. Before making any such deduction or withholding, Purchaser shall provide each Person on behalf of which such deduction or withholding is proposed to be made advance written notice of the intention to make such deduction or withholding, which notice shall include the authority, basis and method of calculation for the proposed deduction or withholding, and that Purchaser will cooperate with any reasonable request from such Person to obtain reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld or deducted and timely paid to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.9 Transfer Taxes. All Transfer Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne fifty percent (50%) by the Sellers, on the one hand, and fifty percent (50%) by the Purchaser, on the other hand, provided, however, that Purchaser will, at the equally shared expense of the Purchaser, on the hand, and the Sellers, on the other hand, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the Sellers will join in the execution of any such Tax Returns and other documentation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, severally and not jointly, represents and warrants to the Seaspan Parties that, except as disclosed in the Schedules of even date herewith delivered by Sellers to Purchaser, which exceptions and statements shall be deemed to be part of the representations and warranties made hereunder, the statements contained in this ARTICLE III are true and correct:

Section 3.1 Authorization. Such Seller, if such Seller is an individual, has the requisite capacity or, if such Seller is not an individual, is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite corporate, limited partnership, limited liability company, or other legal entity, as applicable, power and authority to execute, deliver, and perform this Agreement and its Related Agreements and to consummate the Transactions. The execution, delivery, and performance by such Seller of this Agreement and his, her or its Related Agreements and the consummation by such Seller of the Transactions have been validly authorized by all necessary action by such Seller. Such Seller has validly executed and delivered this Agreement and, at or prior to the Closing, such Seller will have validly executed and delivered each of his, her or its Related Agreements. Assuming the valid authorization, execution, and delivery of this Agreement and the Related Agreements by the other parties to this Agreement and the Related Agreements, this Agreement constitutes, and each Related Agreement will after the Closing constitute, legal, valid, and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to the Enforceability Limitations.

Section 3.2 Ownership of Company Shares. Each Seller is the sole legal and beneficial owner of the number of Company Shares set forth opposite such Seller’s name on Exhibit A, free and clear of any Lien (other than Liens imposed under applicable securities Laws). Except for this Agreement and the Company Shareholders Agreement, there are no outstanding options, rights, calls, or other Contracts or Equity Interests obligating such Seller to transfer or sell any Equity Interests of the Company, including the Company Shares held by such Seller. Except as set forth in the Company Shareholders Agreement, there are no voting trusts, stockholder agreements, proxies, or other Contracts, Commitments or understandings in effect to which such Seller is a party with respect to the voting or transfer of any of the Company Shares held by such Seller. Such Seller has the sole voting power and the sole power of disposition and sole power to agree to all matters set forth in this Agreement with respect to the Company Shares set forth opposite such Seller’s name on Exhibit A, with no limitations, qualifications or restrictions on such rights and powers, and such Seller will not grant such rights and powers to any other Person prior to the Closing. Upon delivery of the certificate(s) representing the Company Shares held by such Seller as of the Closing Date (or in the case of any lost share certificate, an indemnity in lieu thereof with terms satisfactory to Purchaser) accompanied by a duly executed stock transfer form with respect to the Company Shares, subject only to stamping and the payment of stamp duty arising in respect to the Transactions, good and marketable title to the Company Shares held by such Seller will be sold, assigned, conveyed, transferred and delivered to Purchaser, free and clear of any and all restrictions on transfer, Taxes or Liens (other than restrictions under applicable securities Laws).

Section 3.3 Governmental Consents; No Conflicts.

(a) Except for filings under the HSR Act or other applicable Competition Laws, the execution, delivery, and performance by such Seller of this Agreement and his, her or its Related Agreements, and the consummation by such Seller of the Transactions, do not and will not require any Consent of or with any Person or Governmental Authority, other than (i) any Consent the failure of which to be obtained would not reasonably be expected to prevent or materially delay the consummation by such Seller of the Transactions, (ii) any Consent that is required as a result of any facts or circumstances relating solely to Purchaser, and (iii) the Consents set forth on Schedule 3.3(a).

(b) Except as set forth on Schedule 3.3(b), the execution, delivery, and performance by such Seller of this Agreement and his, her or its Related Agreements, and the consummation by such Seller of the Transactions, do not and will not (i) violate any Law or Order applicable to or binding on such Seller, (ii) violate, conflict with, result in a breach, cancellation, acceleration or termination of, constitute a default under, result in the creation of any Lien on any of the assets of such Seller under, or result in a circumstance that, with or without notice or lapse of time or both, would constitute any of the foregoing under any Contract or other instrument or obligation to which such Seller is a party or by which such Seller is bound, or (iii) if such Seller is a legal entity, violate or conflict with any of the Organizational Documents of such Seller, except in the case of each of clauses (i) and (ii) where such violation, conflict, breach, cancellation, acceleration, termination or default would not reasonably be expected to prevent or materially delay the consummation by such Seller of the Transactions.

Section 3.4 Proceedings. As of the date of this Agreement, (a) there are no Proceedings pending or threatened in writing by or against such Seller with respect to this Agreement or the transactions contemplated by this Agreement or that, if determined adversely to such Seller, would reasonably be expected to have a material adverse effect on such Seller’s ability to consummate the Transactions; and (b) such Seller is not subject to Order of any court, judicial authority or Governmental Authority that would seek to prevent or delay any of the transactions contemplated by this Agreement and the Related Agreements.

Section 3.5 Brokers. Except as set forth on Schedule 3.5, no broker, finder, or investment bank is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of such Seller.

Section 3.6 Securities Law Matters. Such Seller is acquiring such Seller’s Final Purchaser Common Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution of such Seller’s Final Purchaser Common Shares in violation of the Securities Act or other applicable securities Law. Such Seller acknowledges that such Seller’s Final Purchaser Common Shares have not been registered under the Securities Act or other applicable securities Law and that such Seller’s Final Purchaser Common Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or other applicable securities Laws or pursuant to an applicable exemption from such registration provisions. Such Seller has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in such Seller’s Final Purchaser Common Shares and is capable of bearing the economic risks of such investment. Such Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 3.7 No Additional Representations or Warranties. Except as set forth in this ARTICLE III, none of such Seller, any of his, her or its Affiliates, or any of their respective Representatives has made, or is making, any representation or warranty, express or implied, regarding such Seller or the Company Shares owned by such Seller, and such Seller hereby disclaims any such other representations and warranties and Seaspan Parties hereby disclaim any reliance on such other representations and warranties.

Section 3.8 Reliance. Each Seller acknowledges that, except for the representations and warranties of the Seaspan Parties set forth in ARTICLE V, none of the Seaspan Parties or any of their respective Affiliates or Representatives has made, or is making, any representation or warranty, express or implied, regarding the Seaspan Parties, its properties, assets, condition (financial or otherwise), results of operations, Liabilities, or prospects, the business of the Seaspan Parties or any of their respective Subsidiaries (including the Company and its Subsidiaries following Closing) including any representations or warranties with respect to (a) merchantability or fitness for any particular use or purpose, (b) the probable success or profitability of the business of the Seaspan Parties, the Company or any of its Subsidiaries after the Closing, (c) any projections, forecasts, or forward-looking statements provided or made to Sellers, their respective Affiliates, or their respective Representatives, or (d) any memoranda, charts, summaries, schedules, or other information about the Seaspan Parties, any of their Affiliates or Subsidiaries, the business of the Seaspan Parties, or the Transactions (collectively, the “Seaspan Business Information”) provided to such Seller or its Representatives (including any information, documents, or materials provided to such Seller or its Representatives, whether orally or in writing, in any form or manner in connection with the transactions contemplated by this Agreement). Each of the Sellers agrees that no Seaspan Party or any of their respective Affiliates or Representatives will have any Liability to a Seller or its Representatives relating to or resulting from the use of the Seaspan Business Information or any errors, inaccuracies, or omissions in the Seaspan Business Information, or for any other matter relating to the transactions contemplated by this Agreement, except for any Liability resulting from any breach of or inaccuracy in the representations and warranties of Seaspan Parties expressly set forth in Article V, but subject to the limitations set forth in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Seaspan Parties that, except as disclosed in the Schedules of even date herewith delivered by the Sellers to Purchaser, which exceptions and statements shall be deemed to be part of the representations and warranties made hereunder, the statements contained in this ARTICLE IV are true and correct.

Section 4.1 Organization; Authorization.

(a) The Company is validly existing, and in good standing being duly incorporated and registered under the Laws of England and Wales, and has all requisite company power and authority to own, lease, and operate its Assets and to conduct the business of the Company as currently conducted. Except as set forth on Schedule 4.1(a), no action has been or is being taken to strike the Company or any of its Subsidiaries organized in the United Kingdom off the companies register in their jurisdiction of incorporation. The Company is licensed or qualified to do business and (where such concept is applicable) is in good standing under the Laws of each jurisdiction in which the Assets leased or owned by it or the conduct of the business of the Company as currently conducted makes such licensing or qualification necessary.

(b) Schedule 4.1(b) sets forth a complete list of the Company’s Subsidiaries, the jurisdiction of incorporation or organization of each such Subsidiary, and any other jurisdiction where each such Subsidiary is licensed or specifically authorized to do business. Each of the Company’s Subsidiaries is licensed or qualified to do business and (where such concept is applicable) is in good standing under the Laws of each jurisdiction in which the Assets leased or owned by it or the conduct of its business as currently conducted makes such licensing or qualification necessary, except in each case where such failure would not be material to the Business. Except as set forth on Schedule 4.1(b), the Company or its applicable Subsidiaries are the sole legal and beneficial owner of the entire issued share capital of each of the Company’s Subsidiaries. All of the issued shares of the Company’s Subsidiaries have been properly and validly allotted and are fully paid up in such jurisdictions where such concepts apply. There are no outstanding options, warrants, rights, calls, convertible securities, Equity Interests, Commitments or other Contracts obligating the Company or any of the Company’s Subsidiaries to issue, transfer, or sell any Equity Interests of the Company’s Subsidiaries. Each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization.

(c) The Company has the requisite right, power and authority to execute, deliver, and perform this Agreement and the Related Agreements to which it is a party and to consummate the transactions contemplated by this Agreement and the Related Agreement. The execution, delivery, and performance by the Company of this Agreement and the Related Agreements to which it is a party and the consummation by the Company of the transactions contemplated by this Agreement and the Related Agreements to which it is a party have been or will be validly authorized by all necessary company action by the Company. The Company has validly executed and delivered this Agreement and each Related Agreement to which it is a party has been, or will be at the Closing, executed and delivered by the Company, at the Closing. Assuming the valid authorization, execution, and delivery of this Agreement by the other Parties, this Agreement and the Related Agreements constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.

(d) The Company has delivered to Purchaser correct and complete copies of the Company’s and each of its Subsidiary’s respective Organizational Documents, in each case as in effect on the date of this Agreement. Schedule 4.1(d) contains a complete and correct list of the current directors and officers of the Company and each of its Subsidiaries, and no other Person has the authority to act as an officer or director of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in default under or in violation of any provision of its Organizational Documents. Neither the Company nor any of its Subsidiaries directly or indirectly hold any Equity Interests in any other Person except for the Subsidiaries listed on Schedule 4.1(b).

Section 4.2 Capitalization of the Company. The Company’s share capital consists of 193,341,665 issued and outstanding ordinary shares. The Company Shares constitute all of the issued and outstanding Equity Interests of the Company. The Company Shares have been duly authorized and are validly issued and allotted, fully-paid, and non-assessable. Except for this Agreement and as set forth in the Company Shareholders Agreement, there are no outstanding options, warrants, rights, calls, convertible securities, or other Contracts obligating the Company to issue, transfer, or sell any Equity Interests of the Company, including the Company Shares, and no Person has claimed to be entitled to any of the foregoing. Except as set forth in the Company Shareholders Agreement, there are no voting trusts, stockholder agreements, proxies, or other Contracts or understandings in effect to which the Company is a party with respect to the voting or transfer of any of the Company Shares. No Equity Interests of the Company are subject to, or have been issued in violation of, preemptive or similar rights. All issuances, sales or repurchases by the Company and any Subsidiary thereof of its respective Equity Interests have been effected in compliance with all applicable securities Laws.

Section 4.3 Consents; No Conflicts.

(a) Except for filings under the HSR Act or other applicable Competition Laws, the execution, delivery, and performance by the Company and each Seller of this Agreement, and the consummation by the Company and Sellers of the transactions contemplated by this Agreement, do not and will not require any Consent of or with any Governmental Authority, other than the Consents set forth on Schedule 4.3(a).

(b) Except as set forth on Schedule 4.3(b), the execution, delivery and performance by the Company and each Seller of this Agreement and their respective Related Agreements, the performance by the Company and each Seller of their obligations hereunder or thereunder, and the consummation by the Company and each Seller of the transactions contemplated by this Agreement and their respective Related Agreements, do not and will not (with or without the passage of time or giving of notice) (i) violate, conflict with or constitute a default under any Law, or any material Permit or Order, applicable to or binding on the Company or its Subsidiaries, (ii) violate, conflict with, result in a breach, cancellation, modification, foreclosure or right of termination of, acceleration or loss of material contractual benefit under, require the Consent of any Person under, result in the creation of any Lien on any of the Assets of the Company or its Subsidiaries under, or result in a circumstance that, with or without notice or lapse of time or both, would constitute, require or result in any of the foregoing under, any Material Contract, or (iii) violate, constitute a default under or conflict with any of the Organizational Documents of the Company or its Subsidiaries.

Section 4.4 Company Financial Statements; No Undisclosed Liabilities; Accounts Receivable.

(a) Set forth in Schedule 4.4(a) are: (i) the audited consolidated statement of financial position of the Company and its Subsidiaries as of December 31, 2018, December 31, 2017 and December 31, 2016; (ii) the related audited consolidated statements of comprehensive income for each of the years then ended; (iii) the related audited consolidated statement of cash flows for each of the years then ended; (iv) the related audited consolidated statement of changes in equity for each of the years then ended (collectively, the financial statements described in clauses (i) through (iv), the “Audited Financial Statements”); (v) an unaudited consolidated balance sheet of the Company as of September 30, 2019 (the “Interim Balance Sheet”); and (vi) the related unaudited profit and loss statements for the nine (9) months ended September 30, 2019 (the “Interim Balance Sheet Date”) (the foregoing financial statements described in clauses (i) through (vi), collectively, the “Company Financial Statements”). Except as set forth in Schedule 4.4(a), the Company Financial Statements have been prepared in accordance with IFRS, consistently applied, and present fairly, in all material respects, the consolidated financial condition, results of operations, and cash flows of the Company as of the dates and for the periods indicated therein, except any unaudited Company Financial Statements are subject to normal year-end adjustments which are not material in the aggregate. The Company Financial Statements have been based upon and are consistent with the information contained in the Company’s and its Subsidiaries’ books and records. The Company and its Subsidiaries maintain(s) systems of internal accounting controls sufficient to provide reasonable assurances that: (a) transactions are executed in accordance with management’s general or specific authorization, (b) transactions are recorded as necessary to permit the preparation of financial statements in conformity with the Accounting Principles and to maintain accountability for assets, (c) access to each of their Assets is permitted only in accordance with management’s general or specific authorization, and (d) the recorded accountability for Assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(b) The Financial Statements fairly present, in all material respects, the Liabilities of the Company and its Subsidiaries as of the dates thereof in accordance with the Accounting Principles, consistently applied. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any material Liabilities (and, to the Knowledge of the Company, there is no basis for any Proceedings against the Company or any of its Subsidiaries giving rise to any such Liability) that would be required to be included on a balance sheet prepared in accordance with the Accounting Principles, except for: (i) Liabilities under Contracts disclosed on the Schedules or under Contracts which are not required pursuant to this Agreement to be disclosed on the Schedules, none of which, individually or in the aggregate, is material; (ii) Liabilities accrued on, or reserved against in, the Interim Balance Sheet; (iii) Liabilities that have arisen since the date of the Interim Balance Sheet in the ordinary course of business; and (iv) Liabilities set forth on Schedule 4.4(b), in each case, none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach or violation of Contract, breach or violation of warranty, tort, infringement or violation of Law.

(c) All Accounts Receivable of the Company and its Subsidiaries that are reflected on the Company Financial Statements or in the Closing Net Working Capital (collectively, the “Company Accounts Receivable”) represent or will represent at Closing valid obligations arising from sales actually made or services actually performed by the Company and its Subsidiaries in the ordinary course of business. Unless paid or written off prior to the Closing Date, the Company Accounts Receivable are, or will be as of the Closing Date, current and collectible net of the reserves therefor shown on the Company Financial Statements (which reserves are calculated in accordance with the Accounting Principles and consistent with the past practice of the Company), without any set-off, within ninety (90) days after the date on which such Company Account Receivable first becomes due and payable. There is no contest, claim or right of set-off, other than returns in the ordinary course of business, in any Contract with any maker of a Company Account Receivable relating to the amount or validity of the Company Account Receivables. Schedule 4.4(c) contains a complete and correct list (and aging) of the Accounts Receivable of the Company and its Subsidiaries within five (5) Business Days prior to the date hereof.

(d) The minutes provided by Purchaser in the Data Room are complete and correct in all material respects with respect to the meetings described therein.

Section 4.5 Absence of Certain Changes. Except as set forth on Schedule 4.5, from the date of the Interim Balance Sheet to the date of this Agreement, (x) the Company and its Subsidiaries have conducted their business in the ordinary course of business and consistent in all respects with past practices and (y) no Material Adverse Effect has occurred. Except as set forth on Schedule 4.5, from the date of the Interim Balance Sheet to the date of this Agreement there has not been, nor has the Company or any of its Subsidiaries committed to, any:

(a) incurrence of Indebtedness, other than (i) draw-downs of Indebtedness under the revolving credit facilities of the Company and its Subsidiaries; and (ii) other Indebtedness incurred in the ordinary course of business not involving more than One Million Dollars ($1,000,000) in the aggregate;

(b) Liens upon any of its Assets, other than Permitted Liens;

(c) sale, assignment, transfer or license (other than licenses to customers in the ordinary course of business) of its Intellectual Property or abandonment or lapse of any rights in its Intellectual Property;

(d) incident of damage, destruction or loss of any of its Assets, whether or not covered by insurance, having a replacement cost or fair market value in excess of One Million Dollars ($1,000,000);

(e) voluntary or involuntary sale, transfer, surrender, abandonment, waiver, release, assignment, conveyance, lease or other disposition of any kind of any right, power, claim, debt, or Asset, in each case other than (i) in the ordinary course of business consistent with past practices and (ii) sales of diesel power modules, gas reciprocating power modules, the Specified Inventory and other inventory and equipment relating to product offerings that the Company is in the process of discontinuing;

(f) loan, guarantee or advance to the Sellers, any Affiliates of the Sellers, any Representatives of the Company or any of its Subsidiaries;

(g) aggregate capital expenditures in excess of Five Million Dollars ($5,000,000) or any individual capital expenditures in excess of Two Million Dollars ($2,000,000), or deferral or failure to incur any capital expenditures and other expenditures in the ordinary course of business consistent with the most recent budget and forecasts provided to Purchaser prior to the date hereof, it being understood that demobilization and mobilization costs shall not constitute capital expenditures for purposes of this Section 4.5(g);

(h) declaration, setting aside, or payment of any dividend or other distribution in respect of Equity Interests or other securities of the Company or any of its Subsidiaries, or any direct or indirect redemption, purchase, or other acquisition of such Equity Interests or other securities;

(i) issuance of any notes, bonds, or other debt securities or any Equity Interests or securities convertible into, or exchangeable for, any Equity Interests, or any synthetic equities;

(j) cancellation, waiver or release of any debts, rights or claims, or write-down or write-off of the value of any Asset except for write-downs and write-offs in the ordinary course of business;

(k) change in the accounting principles, methods or practices (including any change in depreciation or amortization policies or rates) utilized by the Company or its Subsidiaries;

(l) amendment of any Organizational Documents or any action with respect to any such amendment, or any reorganization, liquidation or dissolution of the Company or any of its Subsidiaries;

(m) change in cash management practices or policies (including the timing of collection of receivables and payment of payables and other current liabilities) or change in the maintenance of its books and records;

(n) adoption, amendment or termination of any Benefit Plan or increase in the benefits provided under any Benefit Plan, or payment of any vacation pay, sick pay, bonus, severance, incentive, disability, profit sharing or other payments, in each case except in the ordinary course of business (it being understood that the payment of annual bonuses in accordance with the bonus plan established by the Company or any of its Subsidiaries and the annual increase of salaries and wages of Employees in accordance with past practices shall be deemed to be ordinary course of business), or as required by applicable Law; or

(o) entry by the Company or any of its Subsidiaries into any other transaction, other than in the ordinary course of business.

Section 4.6 Title to and Condition and Sufficiency of Assets. Except for assets disposed of in the ordinary course of business since the date of the Interim Balance Sheet or as set forth on Schedule 4.6, the Company or its Subsidiaries has good and valid title to, or a valid leasehold interest in, or valid license to use, all Assets reflected on the Interim Balance Sheet as owned, used or leased by it, in all cases free and clear of any Liens other than Permitted Liens. Such Assets constitute all material Assets necessary to conduct the Business as currently conducted by the Company and its Subsidiaries. Except as set forth on Schedule 4.6, all tangible Assets owned, leased or licensed by the Company or its Subsidiaries are in the possession of, and under the control of, the Company or its Subsidiaries and are in good working condition and repair (normal maintenance, wear and tear excepted), and are suitable for the purposes for which they are being used and are of a nature and quantity sufficient for the conduct of the Business. Except as set forth on Schedule 4.6, all tangible Assets of the Company and its Subsidiaries are located on or at the Company Real Property.

Section 4.7 Real Property.

(a) Schedule 4.7(a) sets forth a correct list as of the date of this Agreement of all Real Property owned by the Company and its Subsidiaries (the “Owned Real Property”), including the street address of each parcel of Owned Real Property and the current use of such property. Except as set forth on Schedule 4.7(a), the Company and its Subsidiaries have good and marketable fee title to all of the Owned Real Property, free and clear of any Lien (other than Permitted Liens). Sellers have provided to Purchaser a correct copy of each deed and title insurance policy, if any, relating to each parcel of Owned Real Property.

(b) Schedule 4.7(b) sets forth a correct list as of the date of this Agreement of all Contracts pursuant to which the Company or its Subsidiaries leases or subleases any Real Property as tenant or subtenant (each, a “Real Property Lease”), together with the address of the related property (such Real Property, the “Leased Real Property”). The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Company Real Property.” The Company has provided to Purchaser a correct copy of each Real Property Lease. Either the Company or its Subsidiaries has a valid leasehold interest under each Real Property Lease. Each such Real Property Lease is in full force and effect and constitutes a legal, valid, and binding obligation of the Company or its Subsidiaries, enforceable against the Company or its Subsidiaries in accordance with its terms, subject to the Enforceability Limitations. Neither the Company nor, to the Company’s Knowledge, any other party to a Real Property Lease is in material default under such Real Property Lease. Neither the Company nor its Subsidiaries subleases, as sublessor, any portion of the Real Property subject to any Real Property Lease to another Person.

(c) The Company and its Subsidiaries have the right to occupy all of the Real Property currently used or occupied by them in connection with or related to the Business. The Company Real Property constitutes all of the Real Property currently used or occupied by the Company in connection with or related to the Business, and the buildings and improvements thereon are in good condition and repair, normal wear and tear excepted. The Company or its applicable Subsidiary enjoys peaceful and undisturbed possession of the Company Real Property.

(d) No portion of the Owned Real Property is subject to any pending eminent domain, condemnation or other similar Proceeding adverse to the Owned Real Property and, to the Company’s Knowledge, there are no threatened condemnation or other similar Proceedings with respect thereto adverse to the Owned Real Property.

(e) All real estate Taxes due and payable with respect to any Owned Real Property, or for which the Company or any of its Subsidiaries is responsible with respect to any Company Real Property, have been paid in full, as and when due;

(f) Neither the Company nor any of its Subsidiaries is a lessor under, or otherwise a party to, any lease, sublease, license, assignment, encumbrance, hypothecation or concession pursuant to which the Company or any of its Subsidiaries has granted to any Person the right to use or occupy all or any portion of the Owned Real Property

(g) Neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other Lien in any Real Property Lease (or any interest therein) related to any Leased Real Property.

(h) Neither the Company nor any of its Subsidiaries owes, or will in the future owe, any brokerage commissions or finder’s fees with respect to any Real Property Lease;

(i) Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of any violations of any applicable Laws affecting the Company Real Property.

(j) Neither the Company nor any of its Subsidiaries has received any written notice from any insurance company or board of fire underwriters of any defects or inadequacies in or on any Company Real Property or any part or component thereof that could materially and adversely affect the insurability of the Company Real Property or cause any increase in the premiums for insurance for the Company Real Property, that have not been cured or repaired.

Section 4.8 Intellectual Property.

(a) Schedule 4.8(a)(i) (with respect to Trademarks, copyrights and domain names) and Schedule 4.8(a)(ii) (with respect to Patents) set forth correct lists as of the date of this Agreement of all Trademark and copyright registrations and applications, domain names and material unregistered Trademarks of the Company and its Subsidiaries, including the application and registration or grant number (if applicable) and relevant jurisdiction (respectively, the “Company Trademarks” and the “Company Patents”). The Company and its Subsidiaries have good and valid title to such Company Trademarks and Company Patents, free and clear of any Lien (other than Permitted Liens).

(b) Schedule 4.8(b) sets forth a correct list as of the date of this Agreement of all Contracts pursuant to which the Company or its Subsidiaries licenses, from another Person, material Intellectual Property of the Company or its Subsidiaries (other than off-the shelf software) (each, an “IP License”). The Company has provided to Purchaser a correct copy of each IP License. Each IP License is in full force and effect and constitutes a legal, valid, and binding obligation of the Company and its Subsidiaries, enforceable against the Company and its Subsidiaries in accordance with its terms, subject to the Enforceability Limitations. None of the Company, its Subsidiaries or, to the Company’s Knowledge, any other party to any IP License, is in material default under such IP License.

(c) The registrations and applications for Company Intellectual Property are valid, enforceable, and subsisting. Except as set forth on Schedule 4.8(c), to the Company’s Knowledge, during the twelve (12)-month period prior to the date of this Agreement, no Proceeding has been filed against the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not received a written communication from any other Person, (i) challenging the validity or enforceability of any Company Intellectual Property or (ii) alleging that the conduct of the Company’s, or any of its Subsidiary’s, business violates, infringes, or misappropriates the Intellectual Property rights of such Person, except in each case for any challenges or allegations that, if true, would not reasonably be expected to have a Material Adverse Effect. The conduct of the Company’s, and each of its Subsidiary’s, business as currently conducted by the Company or such Subsidiary does not violate, infringe, or misappropriate the Intellectual Property of any other Person.

(d) To the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property. During the twelve (12) month period prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has filed any Proceeding or sent any written notice of a violation, infringement, or misappropriation by another Person of the Company’s, or any of its Subsidiary’s, rights to the Company Intellectual Property.

(e) The Company and its Subsidiaries have taken all reasonable or necessary actions and follow all practices common in the industry to maintain, protect and enforce the Company Intellectual Property and the Company’s and its Subsidiaries’ ownership of confidential information and trade secrets, including maintaining the secrecy, confidentiality and value of its or their trade secrets and other confidential information. No current or former Employees or other Persons responsible for the authorship, development, invention or creation of Intellectual Property for or on behalf of the Company or any Subsidiary owns or otherwise has retained any rights to any material Intellectual Property that is used in the business of the Company or any its Subsidiaries.

(f) The Company IT Systems are adequate and sufficient for the operations of the Company and its Subsidiaries as currently conducted. There have been no (i) material failures, breakdowns or disruptions with respect to any Company IT System, (ii) to the Company’s Knowledge, no unauthorized access to or use of any Company IT Systems, and (iii) material breaches of any Contract relating to use of the Company IT Systems.

Section 4.9 Material Contracts.

(a) Schedule 4.9(a) sets forth a correct list as of the date of this Agreement of all of the Executory Contracts of the following types to which the Company or any of its Subsidiaries is a party or otherwise bound:

(i) any Contract with (A) any supplier of goods, materials, supplies, merchandise, equipment, parts or other Assets or services that has resulted in or that the Company expects to result in expenditures by the Company and/or any of its Subsidiaries of more than Two Million Dollars ($2,000,000) individually or in the aggregate during the twelve month period ending on the date hereof or (B) any customer that has resulted in or that the Company expects to result in sales to the Company or any of its Subsidiaries of more than Two Million Dollars ($2,000,000) during the twelve month period ending on the date hereof;

(ii) any Contract for the purchase, lease, maintenance or acquisition, or the sale or furnishing of, materials, supplies, merchandise, equipment, parts or other Assets or services requiring remaining aggregate future payments in excess of Two Million Dollars ($2,000,000);

(iii) any Contract relating to the acquisition or disposition by the Company or any of its Subsidiaries of any business (whether by merger, sale of Equity Interests, purchase of assets, or otherwise), or Real Property or the acquisition of any Equity Interests of any other Person;

(iv) any Contract relating to Indebtedness of the Company or any of its Subsidiaries;

(v) any Contract granting any Person a material Lien on all or any part of the material assets of the Company or any of its Subsidiaries, other than Liens that will be released at or prior to the Closing;

(vi) any Contract required to be set forth on Schedule 4.19;

(vii) any Contract under which the Company or any of its Subsidiaries has granted or received a material license or sublicense or under which it is obligated to pay or has the right to receive a royalty, license fee or similar payment in an amount in excess of Two Million Dollars ($2,000,000), other than licenses for off-the-shelf software;

(viii) any Contract that involves the executory performance of services by the Company or any of its Subsidiaries on a fixed-price basis;

(ix) any Contract for the development of the material Intellectual Property of the Company or any of its Subsidiaries with current or former Representatives of the Company or any of its Subsidiaries, on the one hand, and other Persons, on the other hand;

(x) any Contract relating to any joint venture, partnership, strategic alliance, or similar relationship or any other Contract (however named) involving a sharing of profits or losses of any other Person with the Company or any of its Subsidiaries, or of the Company or any of its Subsidiaries with any other Person;

(xi) any collective bargaining agreement or other Contract with a Union;

(xii) any Contract, other than any Benefit Plan, with (A) any current officer or director of the Company or any Subsidiary or (B) any other Employee or other consultants or independent contractors or other individual workers providing services to the Company or any of its Subsidiaries with, in the case of this clause (B), total annual compensation of more than One Hundred Twenty-Five Thousand Dollars ($125,000) per annum;

(xiii) any staffing agreement or any other agreement whereby the Company or any of its Subsidiaries retains the services of any staffing agency or professional employer organization;

(xiv) any Contract that limits, in any respect, the freedom of the Company or any of its Subsidiaries to compete with any Person or in any geographical area, excluding (A) geographical or field of use restrictions imposed by any Intellectual Property license agreements with respect to the use of the Intellectual Property subject thereto and (B) reasonable limitations on use in connection with confidentiality, research, consulting, or other agreements entered into in the ordinary course of business;

(xv) any other material Contract of the Company and its Subsidiaries, whether or not entered into in the ordinary course of business; and

(xvi) any amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

The Company has provided to Purchaser a correct and complete copy of each Contract set forth on Schedule 4.9(a), together with all amendments, exhibits, attachments, waivers or other changes thereto, and written descriptions of each oral Contract, if any (collectively, the “Material Contracts”). Except as set forth on Schedule 4.9(a), (i) each Material Contract is in full force and effect and constitutes a legal, valid, and binding obligation of the Company or its applicable Subsidiary, enforceable against the Company or such Subsidiary and, to the Knowledge of the Company, the other party(ies) thereto in accordance with its terms, subject to the Enforceability Limitations, and is not subject to any claims, charges, set-offs or defenses, (ii) neither the Company nor any of its Subsidiaries is in breach, violation or default under any of the Material Contracts, nor has any event occurred which with the giving of notice or the passage of time (or both) would constitute a breach, violation or default by the Company or any of its Subsidiaries thereunder, (iii) neither the Company nor any of its Subsidiaries has waived any material rights under any of the Material Contracts or modified any material terms thereof, and (iv) to the Company’s Knowledge, no other party to any Material Contract is in breach or default in any respect thereunder, nor has any event occurred or is expected to occur, which with the giving of notice or the passage of time (or both) would constitute a default by such other party thereunder.

(b) Set forth on Schedule 4.9(b) are all definitive open purchase orders from customers of the Company and each of its Subsidiaries within five (5) Business Days of this Agreement (the “Purchase Orders”). Except as set forth on Schedule 4.9(b), (i) to the Company’s Knowledge, no other party to any Purchase Order is in material breach, violation or default in any respect thereunder, and (ii) no party to any of the Purchase Orders has cancelled any Purchase Order.

Section 4.10 Permits. Schedule 4.10 contains a complete and correct list of all material Permits issued to or maintained by the Company or any of its Subsidiaries as of the date hereof that are necessary to the conduct of the Business as currently conducted (collectively, the “Material Permits”). The Company and its Subsidiaries possess or have applied for all Permits required by applicable Law to conduct their respective businesses as currently conducted. All such issued Permits are in full force and effect, and the Company and each of its Subsidiaries is in compliance in all material respects with all such Permits. Neither the Company nor its Subsidiaries have received any written notice that any such Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. The Company and its Subsidiaries have not received any written notice that any of them are in violation of any of the terms or conditions of any Permits. Neither the Company nor its Subsidiaries have received written notice that any of their Permits will not be renewed, and there are no Proceedings pending to revoke or withdraw any such Permits.

Section 4.11 Employees and Employee Benefit Plans.

(a) All Company Benefit Plans that are (i) funds or arrangements operated outside the United States or (ii) primarily for the benefit of employees of the Company or any of its Subsidiaries who are not U.S. Employees are referred to herein as “Non U.S. Benefit Plans.” All Company Benefit Plans that are not Non U.S. Benefit Plans are referred to herein as “U.S. Benefit Plans.” Except as set forth on Schedule 4.11(a), as of the date of this Agreement, neither the Company nor its Subsidiaries has any current or future Liabilities under any U.S. Benefit Plan. For purposes of this Section 4.11, any representation relating to a Company Benefit Plan shall be subject to the Knowledge of the Company to the extent that it applies to a Third Party Benefit Plan.

(b) Except as set forth on Schedule 4.11(b), each Company Benefit Plan has been maintained and administered in all material respects in compliance with its terms and the applicable requirements of applicable Law, including Section 409A of the Code. The Company and its Subsidiaries do not reasonably expect to incur any material penalties or liabilities under Section 4980H(a) or Section 4980H(b) of the Code.

(c) Neither the Company nor its Subsidiaries, nor any of its ERISA Affiliates has, or has had within the past six (6) years, any obligation to contribute or other Liability with respect to a Multiemployer Plan or a Benefit Plan that is subject to Title IV of ERISA.

(d) As of the date of this Agreement, there are no Proceedings (other than routine claims for benefits) pending or threatened in writing involving any Company Benefit Plan or the assets thereof, and to the Company’s Knowledge, no event has occurred or circumstances exist that would give rise to any such Proceedings.

(e) As of the date of this Agreement, there is no labor strike, slowdown, work stoppage, or labor arbitration Proceedings pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries.

(f) No Company Benefit Plan exists that, as a result of the execution of this Agreement, either alone or in combination with any other event (such as termination of employment), would result in the payment or increase in payment, or accelerate the payment to any current or former employee, director, manager or independent contractor of the Company or any of its Subsidiaries of any money or other property or result in payments that are subject to an excise tax under Section 280G of the Code.

(g) With respect to all Company Benefit Plans, all contributions and premium payments that have become due have been paid on a timely basis, or any not yet due for any period prior to the Closing Date made or accrued in accordance with IFRS.

(h) Except as set forth on Schedule 4.11(h), (i) none of the Employees of the Company or any of its Subsidiaries is represented in his or her capacity as an Employee of the Company or any of its Subsidiaries by any Union and (ii) neither the Company nor any of its Subsidiaries has recognized any Union, nor has any Union been elected as the collective bargaining agent or representative of any Employees, nor has the Company or any of its Subsidiaries entered into, been party to, negotiated or is bound by any collective bargaining agreement or other Contract or bargaining relationship with any Union representing Employees. There is no organization activity involving any of the Employees of the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, nor has there ever been such organization activity involving any of the Employees of the Company or any of its Subsidiaries.

(i) Except as set forth on Schedule 4.11(i), any individual who performs or in the past three (3) years performed services for the Company or any of its Subsidiaries and who is or was classified by the Company or its Subsidiaries as a consultant or independent contractor or other individual workers providing services to the Company or any of its Subsidiaries is and was properly classified under applicable Tax and other applicable Law and is not an employee under such applicable Law. No consultant or independent contractor or other individual workers providing services to the Company or any of its Subsidiaries receives any benefits, or participates in, or is otherwise eligible to participate in or receive any benefits under any Benefit Plans. The Company and its Subsidiaries are in compliance with applicable Laws with respect to misclassification of: (i) any Person as an independent contractor rather than as an employee, or (ii) any employee leased from another employer.

(j) To the Knowledge of the Company, all Employees of the Company and its Subsidiaries working in the United States are legally authorized to work in the United States either because of their status as United States citizens, legal permanent residents, or by virtue of possessing a visa under applicable Laws relating to immigration control which visa allows for such Employee to work in the United States. The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws concerning Employees’ authorizations to work, including employment documentation and verification requirements (including the Form I-9), and immigration Laws, and, to the Knowledge of the Company, the consummation of the transactions contemplated hereby shall not result in the termination or suspension of the work authorizations of the Employees. A list of the Employees under a visa or other similar authorization to work in a country other than the Employee’s country of citizenship is set forth on Schedule 4.11(j).

(k) Except as set forth on Schedule 4.11(k), there are no complaints, charges, claims or other Proceedings against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that could be brought or filed with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual or relating to the Company’s compliance with any employment or labor Laws. The Company and each of its Subsidiaries is, and since January 1, 2015 has been, in compliance with all applicable Laws and contractual arrangements relating to employment and labor, including all such applicable Laws relating to equal employment opportunities, employment practices, retaliation, reasonable accommodation, independent contractor arrangements, terms and conditions of employment, child labor, hiring, promotion and termination of employment, wages, hours, overtime compensation, working conditions, meal and break periods, privacy, the Worker Adjustment and Retraining Notification Act and any similar “mass layoff”, “plant closing”, or equivalent applicable Law, collective bargaining, labor relations, discrimination, harassment, civil rights, safety and health, workers’ compensation, disability rights or benefits, family leave rights or benefits, immigration, paid time off, employee leave, unemployment insurance, affirmative action, and the collection and payment of withholding or social security Taxes and any similar Tax.

(l) All Employees working in the United States who are classified as exempt under the federal Fair Labor Standards Act (“FLSA”) and any applicable state and local wage and hour Laws are properly classified. Additionally: (i) each of the Company and its Subsidiaries has fully and timely paid all wages, salaries, bonuses, commissions, wage premiums, fees, and other compensation that has come due and payable to its Employees, consultants, independent contractors, and individual workers providing services to the Company or any Subsidiary pursuant to any Law, Contract, or company policy; and (ii) neither the Company nor any of its Subsidiaries is subject to any fines, Taxes, interest or other penalties for any failure to pay or delinquency in paying such compensation.

(m) Each of the Company and its Subsidiaries has promptly, thoroughly and impartially investigated all sexual harassment or other discrimination, retaliation, or policy violation allegations of which they are aware since January 1, 2015 in accordance with applicable Law. With respect to each such allegation with potential merit, each of the Company and its Subsidiaries has taken prompt corrective action that is reasonably calculated to prevent further improper action.

(n) To the Knowledge of the Company, no Employee of the Company or any of its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) to the Company or any of its Subsidiaries; or (ii) to any third party with respect to such Employee’s right to be employed or engaged by the Company or any of its Subsidiaries or, to the Knowledge of the Company, use of trade secrets or proprietary information.

(o) The Company has provided in the Data Room a complete and accurate list of the following information for each Employee of the Company and its Subsidiaries: (i) name, title and date of hire; (ii) legal employer and work location; (iii) current annual rate of compensation (identifying bonuses separately); and (iv) vacation and any other paid time off and service credited for purposes of vesting and eligibility to participate in applicable Employee Benefit Plans. To the Knowledge of the Company, none of the Company’s or any of its Affiliates’ current employees, officers, directors, consultants or independent contractors is a party to, or is otherwise bound by, any Contract with any Person other than the Company or any of its Subsidiaries that materially limits or adversely affects the performance of his or her duties, the ability of the Company or any of its Subsidiaries to conduct their businesses, or his or her freedom to engage in any of the businesses currently conducted by the Company and its Subsidiaries (including any confidentiality, non-competition, non-solicitation or proprietary rights agreement).

(p) Schedule 4.11(p) sets forth a correct and complete list of each consultant or independent contractor or other workers (including commissioning agents) who provided services to the Company and its Subsidiaries and received payments in excess of Two Hundred Fifty Thousand Dollars ($250,000) from the Company and its Subsidiaries during the twelve month period ending on the date of the Interim Balance Sheet.

Section 4.12 Environmental Matters. Except as set forth on Schedule 4.12:

(a) The Company and each of its Subsidiaries are currently, and since January 1, 2015 have been, in compliance in all material respects with all Environmental Laws.

(b) The Company or its Subsidiaries possess all material Environmental Permits necessary for their current ownership, lease, operation or use of the Business or Assets in compliance in all material respects with Environmental Law. All such Environmental Permits are in full force and effect, the Company and its Subsidiaries are in compliance in all material respects with all material Environmental Permits, and the Company does not have any Knowledge of any existing condition, event or circumstance that would reasonably be expected to result in any written communication regarding any material adverse change in the status or terms and conditions of the same.

(c) No written notice has been received by the Company or any of its Subsidiaries claiming (i) a material violation of or liability under any Environmental Law or Environmental Permit or otherwise relating to Hazardous Substances (ii) the Company or any of its Subsidiaries is responsible (or potentially responsible) for a material Remedial Action, other than, in each case, such notices that have been resolved without any material ongoing obligation or cost.

(d) As of the date of this Agreement, there are no Proceedings pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries with respect to any material Remedial Action or material violation of any Environmental Law or Environmental Permit.

(e) No Real Property currently owned, operated or leased by the Company or any of its Subsidiaries, or to the Company’s Knowledge formerly, owned, operated or leased by the Company or any of its Subsidiaries is listed on, or has been proposed for listing on, the National Priorities List under CERCLA or any analogous state list.

(f) Neither the Company nor any of its Subsidiaries has caused a Release at any site, there has been no Release of Hazardous Substances at any Real Property currently owned by the Company or any of its Subsidiaries and to the Company’s Knowledge, there has been no Release of Hazardous Substances at any other property formerly owned or currently or formerly operated or leased by the Company or any of its Subsidiaries, that in each case would reasonably be expected to require any material Liability under, or require any investigation or remediation pursuant to Environmental Laws.

(g) Other than in connection with procuring services, neither the Company nor any of its Subsidiaries has retained or assumed, by contract or operation of Law, any Liabilities of third parties under Environmental Law.

(h) The Company has provided or otherwise made available to Purchaser any and all final, non-privileged environmental reports, environmental studies and environmental site assessments with respect to the Company or any of its Subsidiaries, which are in the possession or reasonable control of the Company or its Subsidiaries.

Section 4.13 Taxes. Except as set forth on Schedule 4.13:

(a) All income and other material Tax Returns of the Company and its Subsidiaries that are, in each case, required by applicable Law to be filed before the Closing Date by the Company or its Subsidiaries have been filed or will be filed in a timely manner (within any applicable extension periods). The information provided on such Tax Returns is or will be correct in all material respects, and all material Taxes of the Company and its Subsidiaries that are due and payable (on or before the Closing Date), whether or not shown on such Tax Returns, have been timely paid in full or will be timely paid in full. No liability for Taxes payable by the Company or by any of its Subsidiaries that are not yet due and payable has been incurred other than those for which adequate reserves have been provided for on books and records in accordance with IFRS. Each of the Company and any of its Subsidiaries has withheld from each payment made to any Person, including any shareholder, creditor, employee, independent contractor, officer or director all material amounts required by applicable Law to be withheld, and has remitted such withheld amounts within the prescribed periods (or made adequate provision for the payment of such amounts on books and records in accordance with IFRS) to the appropriate Governmental Authority. There are no Liens for Taxes upon the assets of the Company or its Subsidiaries other than Permitted Liens.

(b) As of the date of this Agreement, no Tax Return of the Company or any of its Subsidiaries is being examined by any Tax authority, nor has any Tax audit or examination been asserted by any Tax authority in writing.

(c) No deficiencies for Taxes have been claimed, threatened, proposed or assessed in writing, in each case, against the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has given or been requested to give any waiver or extension (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the assessment or payment of Taxes.

(e) Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreements pursuant to which it will have any obligation to make any payments after the Closing. Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income tax purposes.

(f) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group, other than a group of which the Company or any of its Subsidiaries is or has been the head.

(g) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Department of Treasury Regulations § 1.1502-6 or any comparable or similar provision of applicable Law, as a transferee or successor or by contract.

(h) Neither the Company nor any of its Subsidiaries has received a claim in writing by a Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is subject to taxation by that jurisdiction.

(i) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries, in each case that will remain in effect after Closing.

(j) During the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(k) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a Tax period ending on or prior to the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed prior to the Closing, (iii) any installment sale or open transaction disposition made prior to the Closing, (iv) any prepaid amounts received prior to the Closing or (v) an election under Section 108(i) of the Code.

(l) Neither the Company nor any of its Subsidiaries has entered into a “listed transaction” within the meaning of U.S. Department of Treasury Regulations §1.6011-4.

Section 4.14 Proceedings and Orders. Except as set forth on Schedule 4.14, (a) there are no Proceedings pending (or, to the Knowledge of the Company, threatened) by or against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of the current or former Representatives of the Company or its Subsidiaries in their respective capacity as Representatives of the Company or any of its Subsidiaries, nor is there, to the Knowledge of the Company, any basis for any of the foregoing; and (b) the operation of the Business is not subject to any Order. Prior to the execution of this Agreement, the Company has delivered to Purchaser all responses of legal counsel for the Company to auditors’ requests for information delivered in connection with preparation of the Company Financial Statements (together with any updates provided by such counsel) regarding any Proceeding pending or threatened against the Company or any of its Subsidiaries.

Section 4.15 Compliance with Laws. The Company and its Subsidiaries are, and since January 1, 2015 have been, in compliance in all material respects with all Laws applicable to them or to the operation of the Business, and no facts or circumstances exist which would reasonably be expected to cause the Company or any of its Subsidiaries to violate or fail to comply with any such Laws in the future. Neither the Company nor any of its Subsidiaries has received any notice (written or oral) from a Governmental Authority alleging that it is not currently in compliance with any applicable Law, and to the Knowledge of the Company, the Company and its Subsidiaries are not currently under investigation with respect to violations of any such Laws.

Section 4.16 Brokers Except as set forth on Schedule 4.16, no broker, finder, or investment bank is entitled to any brokerage, finder’s, or similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or its Subsidiaries.

Section 4.17 Insurance.

(a) Schedule 4.17(a) sets forth all insurance policies, including property, general liability, casualty, product liability, life, health, accident, workers’ compensation, disability insurance, bonding arrangements and umbrella insurance policies, maintained as of the date hereof by the Company and its Subsidiaries (collectively, the “Insurance Policies”), together with descriptions of all “self-insurance” programs, if any. The Company has delivered to Purchaser complete and correct copies of the Insurance Policies. All of the Insurance Policies are in full force and effect in such amounts as are sufficient for requirements of Law and all Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound, and will not be affected by, terminate or lapse by reason of the transactions contemplated by this Agreement. Except as set forth on Schedule 4.17(a), neither the Company nor its

Subsidiaries nor, to the Knowledge of the Company, any other party to any Insurance Policy is in breach, violation or default (including with respect to the payment of premiums or the giving of notices), and to the Knowledge of the Company, no event has occurred that, with notice or the lapse of time, would constitute such a breach, violation or default, or permit termination, modification or acceleration, under any Insurance Policy.

(b) Except as set forth on Schedule 4.17(b), there have been no claims made by the Company or its Subsidiaries under any Insurance Policies at any time during the three (3)-year period prior to the date hereof. Neither the Company nor any of its Subsidiaries has received written notice under any Insurance Policy denying or disputing any claim (or coverage with respect thereto) made by the Company or any of its Subsidiaries or regarding the termination, cancellation or amendment of, or material premium increase with respect to, any Insurance Policy, in each case, at any time during the one year period prior to the date hereof. Neither the Company nor any of its Subsidiaries have been refused any insurance, nor has its coverage been limited or suspended. All Insurance Policies are legal, valid, binding, enforceable, and in full force and effect, and will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement.

Section 4.18 FCPA. Neither the Company nor any of its Subsidiaries nor any director, officer or employee, agents or, to the Knowledge of the Company any other Person acting for or on behalf of the Company or any of its Subsidiaries, is in violation of, has violated, or, to the Knowledge of the Company, is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable anti-bribery and anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act and the United Kingdom Anti Bribery Act 2010. To the Knowledge of the Company, there is no event, fact or circumstance that has occurred or exists that is reasonably likely to result in a finding of noncompliance by the Company or any of its Subsidiaries (including any director, officer, employee or any other Person acting for or on behalf of the Company or any of its Subsidiaries) with any anti-corruption applicable Law. Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, employees or agents, or, to the Knowledge of the Company any other Person acting for or on behalf of the Company or any of its Subsidiaries, have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation. The Company and its Subsidiaries maintain systems of internal controls (including accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law.

Section 4.19 Affiliate Transactions. Except as set forth on Schedule 4.19, other than as contemplated by this Agreement or as set forth in the notes to the Company Financial Statements, neither the Company nor any of its Affiliates has any direct or indirect Equity Interest (other than an Equity Interest of less than five percent (5%) of a publicly held company) in any competitor, supplier or customer of the Company of any of its Subsidiaries, or in any Person from whom or to whom the Company or any of its Subsidiaries or has leased any Assets, or in any other Person with whom the Company has any business relationship. Schedule 4.19 sets forth all Contracts between the Company and its Subsidiaries, on the one hand, and any Seller or Affiliate of any Seller, on the other hand (other than employment Contracts entered into in the ordinary course of business). Except as set forth on Schedule 4.19, no Seller nor any of their Affiliates currently provides credit enhancements, guaranties or assets or rights to use assets as collateral to the Company or any of its Subsidiaries or any other assistance to facilitate or support transactions or the Business.

Section 4.20 Books and Records. The Company and each of its Subsidiaries has maintained its books and records in the ordinary course of business, consistent with professional business standards and practices customary for its industry. The registers of members, directors and charges maintained by the Company and each of its Subsidiaries that is organized and existing in England and Wales accurately record all of the information intended or purported to be recorded therein, and are accurate, comprehensive and up to date in all material respects.

Section 4.21 Banks. Schedule 4.21 contains a complete and correct list of the names and locations of all banks or other financial institutions in which the Company or any of its Subsidiaries has accounts or safe deposit boxes, and the names of all Persons authorized to draw thereon or to have access thereto.

Section 4.22 Powers of Attorney. Except as set forth on Schedule 4.22, there are no outstanding powers of attorney executed on behalf of the Company or any of its Subsidiaries.

Section 4.23 Product Warranty. Except as set forth in any Material Contract with customers of the Company and its Subsidiaries, the Company and its Subsidiaries do not have any Liability for a warranty (excluding implied warranties arising under applicable Law) in relation to any products manufactured, distributed marketed or sold by the Company and its Subsidiaries.

Section 4.24 Customers and Suppliers.

(a) Schedule 4.24(a) sets forth a list of the eight (8) largest customers (each, a “Material Customer”) and the twenty (20) largest suppliers of the Company (each, a “Material Supplier”), as measured by the U.S. Dollar amount of purchases therefrom or thereby, during each of the fiscal years ended December 31, 2017 and 2018, showing the total sales by the Company to each customer and the total purchases by the Company from each such supplier, during each such fiscal year.

(b) Since the date of the Interim Balance Sheet, no Material Customer or Material Supplier has terminated its relationship with the Company or any of its Subsidiaries or reduced or changed the pricing or volume, or other material terms governing such business with the Company or any of its Subsidiaries, nor, to the Company’s Knowledge, has any Material Customer or Material Supplier notified the Company or its Subsidiaries of its intention to do any of the foregoing.

Section 4.25 Inventory. The inventory included in the Closing Net Working Capital will consist of a quality and quantity usable in the ordinary course of business, except for slow-moving or obsolete items and items of below-standard quality, all of which will have been written off or written down in accordance with the Accounting Principles. The quantities of each item of such inventory (whether raw materials, intermediaries, work-in-process or finished goods) will not be excessive and are reasonable in the present circumstances of the Business. All of such inventory consisting of raw materials, ingredients, intermediaries, work-in-process and finished goods is free of any material defect or material deficiency. The Company and its Subsidiaries are not in possession of any inventory that is not owned by the Company or its Subsidiaries, including goods already sold.

Section 4.26 Government Contracts; OFAC.

(a) Except as set forth on Schedule 4.26(a), the Company and its Subsidiaries do not have and are not a party to or otherwise bound by: (i) any Government Contract where the ultimate customer, directly or indirectly, is the United States Department of Defense, the United States Department of Homeland Security or any other intelligence agency or department of the United States or their respective component agencies, or any similar Governmental Authority in any foreign jurisdiction; (ii) any contractual obligation to renegotiate any Government Contract; (iii) suspended or debarred from bidding on Government Contracts; (iv) to the Knowledge of the Company, not been audited or investigated by any such agency or authority with respect to Government Contracts entered into or goods and services provided by the Company or any of its Subsidiaries; (v) a Government Contract terminated by any such agency or authority for default or failure to perform in accordance with applicable standards; or (vi) ever been registered with the United States Department of State, Directorate of Defense Trade Controls.

(b) Except as set forth on Schedule 4.24(b), the Company and its Subsidiaries do not have any outstanding Contracts which require any of them to obtain or maintain a United States government security clearance or a foreign government security clearance.

(c) The Company and its Subsidiaries are in compliance with, and have been since January 1, 2015 in compliance with, all Laws establishing or relating to embargoes and sanctions of or by the United States, France and the European Union, and have obtained and maintained, as applicable, all licenses, shipping documentation and authorizations required for the resale, export or re-export of their products. Without limiting the foregoing, the Company and its Subsidiaries do not and have not since January 1, 2015: (i) supplied products to any Person (“Prohibited Party”) that is subject to embargo, sanction, or other similar restrictions, including denied parties status, by the United States, France, or the European Union (“Restrictions”), (ii) export or re-export the products to a banned country, or one which is subject to Restrictions, without having obtained all necessary authorizations from United States, French or European Union Governmental Authorities, as applicable, (iii) export or re-export products for the purpose of using them in sectors that are banned or subject to Restrictions, or (iv) export or re-export to, or engage in financial transactions with, any such Person or Prohibited Party with regard to which there is credible reason to believe that they fail to fully comply, or intend not to comply, with the Restrictions.

(d) The Company and each of its Subsidiaries are, and at all times since January 1, 2015 have been, in material compliance with all applicable requirements of the Trade Agreements Act of 1979. Except as set forth on Schedule 4.26(d), the Company and its Subsidiaries have no direct sales to any Governmental Authorities.

(e) The Company and its Subsidiaries have not any time applied for, obtained and used subsidies, promotional aid and other grants by Governmental Authorities.

Section 4.27 Information Systems; Software. To the Knowledge of the Company, information technology systems (including computer hardware, software, and telecommunications systems) owned, licensed, leased, operated on behalf of the Company or its Subsidiaries that are material to, and currently used by the Company or its Subsidiaries in, the conduct of the Business perform in a reasonably reliable manner and in good working order, in all material respects, as required for the current operation of the business of the Company and its Subsidiaries. The Company and its Subsidiaries have adopted and maintain security policies and procedures that are designed to reasonably protect the confidentiality of the information technology systems operated by the Company and its Subsidiaries that contain their personally identifiable information. Except for scheduled or routine maintenance, during the twelve (12) month period prior to the date of this Agreement, (i) neither the Company nor any of its Subsidiaries has experienced any material disruption in the operation of its information technology systems that are material to the conduct of the Business, as a result of any discovered security breach or any failure or lack of capacity, and (ii) the Company and its Subsidiaries have taken commercially reasonable steps to provide for the archival, back-up, recovery and restoration of the Company’s critical business data. The Company and its Subsidiaries have all necessary software licenses (and sufficient volumes thereof) to operate the Business as conducted in the past and as currently conducted. The Company and its Subsidiaries maintain privacy policies available on all public websites and other end user facing portals that generally detail the Company’s privacy policies and practices (the “Privacy Policies”). The Company and its Subsidiaries comply in all material respects with all of the Privacy Policies and with all applicable Laws pertaining to privacy, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure, destruction and use of personal data which are applicable to the Company and its Subsidiaries.

Section 4.28 No Additional Representations or Warranties. Except as set forth in ARTICLE III (solely with respect to the Company Shares) and this ARTICLE IV, none of the Company, its Subsidiaries, any of their Affiliates, or any of their respective Representatives has made, or is making, any representation or warranty, express or implied, regarding the Company, its Subsidiaries, its respective properties, assets, condition (financial or otherwise), results of operations, liabilities, or prospects, the business of the Company, its Subsidiaries or the Company Shares, and the Company and its Subsidiaries hereby disclaim any such other representations and warranties, including any representations or warranties with respect to (a) merchantability or fitness for any particular use or purpose, (b) the probable success or profitability of the business of the Company and its Subsidiaries after the Closing, (c) any projections, forecasts, or forward-looking statements provided or made to the Seaspan Parties or their Affiliates, or their respective Representatives, or (d) any memoranda, charts, summaries, schedules, or other information about the Company, its Subsidiaries or the business of the Company and its Subsidiaries provided to any Seaspan Party, their respective Affiliates, or their respective Representatives and all such Persons disclaim any reliance on any such matters.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SEASPAN PARTIES

The Seaspan Parties hereby jointly and severally represent and warrant to Sellers, the Seller Representative and the Company that, except disclosed in the Schedules of even date herewith delivered by Purchaser to Sellers, the Seller Representative or the Company, which exceptions and statements shall be deemed to be part of the representations and warranties made hereunder, the statements contained in this ARTICLE V are true and correct:

Section 5.1 Organization; Authorization.

(a) Each Seaspan Party is validly existing and in good standing under the Laws of its jurisdiction of incorporation. Each Seaspan Party is licensed or qualified to do business and (where such concept is applicable) is in good standing under the Laws of each jurisdiction in which the assets leased or owned by it or the conduct of its business as currently conducted makes such licensing or qualification necessary.

(b) Schedule 5.1(b) sets forth a complete list of the Seaspan Parties’ Subsidiaries, the jurisdiction of incorporation or organization of each such Subsidiary, and any other jurisdiction where each such Subsidiary is licensed or specifically authorized to do business. Each such Subsidiary is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing and in good standing has not had or would not reasonably be expected to have a material adverse effect on such Seaspan Party’s ability to consummate the Transactions.

(c) Each Seaspan Party has the requisite right, power and authority to execute, deliver, and perform this Agreement and its Related Agreements and to consummate the Transactions. The execution, delivery, and performance by each Seaspan Party of this Agreement and its Related Agreements and the consummation by each such Seaspan Party of the Transactions have been validly authorized by all necessary corporate or other legal entity action by each such Seaspan Party. Each Seaspan Party has validly executed and delivered this Agreement and, at or prior to the Closing, each such Seaspan Party will have validly executed and delivered each of its Related Agreements. Assuming the valid authorization, execution, and delivery of this Agreement and the Related Agreements by the other Parties to this Agreement and the Related Agreements, this Agreement constitutes, and each Related Agreement will after the Closing constitute, legal, valid, and binding obligations of each Seaspan Party, enforceable against each such Seaspan Party in accordance with their respective terms, subject to the Enforceability Limitations.

(d) Correct copies of Seaspan’s and each of its Subsidiary’s Organizational Documents, as in effect on the date of this Agreement, have been provided to Sellers.

Section 5.2 Reorganization; Capitalization.

(a) Purchaser and the other parties to the Seaspan Reorganization Transactions (excluding Seaspan) (i) have not engaged in any business activities (other than customary organizational or incorporation actions taken on behalf of such Person), (ii) have not incurred, directly or indirectly, any Liabilities (other than Liabilities incurred in connection with the Transactions) and (iii) have conducted and will have conducted their operations prior to the Closing only as contemplated by this Agreement and such Person’s Related Agreements.

(b) As of the date hereof, the authorized capital stock of Seaspan is (i) 400,000,000 shares of Class A common shares, of which 215,713,377 shares are issued and outstanding, (ii) 25,000,000 shares of Class B common shares, of which no shares are issued and outstanding, (iii) 100 shares of Class C common shares, of which no shares are issued and outstanding, (iv) 315,000 shares designated as 12% Cumulative Preferred Shares – Series A, of which no shares are issued and outstanding; (v) 260,000 shares designated as Cumulative Preferred Shares – Series B, of which no shares are issued and outstanding; (vi) 40,000,000 shares designated as 9.5% Cumulative Redeemable Perpetual Preferred Shares – Series C, of which no shares are issued and outstanding; (vii) 20,000,000 Series D Preferred Shares, of which 5,093,728 shares are issued and outstanding, (viii) 15,000,000 Series E Preferred Shares, of which 5,415,937 shares are issued and outstanding, (ix) 20,000,000 Series F Preferred Shares, of which no shares are issued and outstanding, (x) 15,000,000 Series G Preferred Shares, of which 7,800,800 shares are issued and outstanding, (xi) 15,000,000 Series H Preferred Shares, of which 9,025,105 shares are issued and outstanding, (xii) 6,000,000 Series I Preferred Shares, of which 6,000,000 shares are issued and outstanding, and (xiii) 1,000,000 shares designated as Series R Participating Preferred Stock, of which no shares are issued and outstanding (collectively, the “Seaspan Shares”). Each outstanding Seaspan Share is duly authorized and has been validly issued, fully-paid and non-assessable. Except for this Agreement or as set forth on Schedule 5.2(c), there are no (A) outstanding options, warrants, rights, calls, convertible securities, or other Contracts obligating Seaspan to issue, transfer, or sell any Equity Interests of Seaspan, including the Seaspan Shares, and no Person has claimed to be entitled, or (B) voting trusts, stockholder agreements, proxies, or other Contracts or understandings in effect to which Seaspan is a party with respect to the voting or transfer of any of the Seaspan Shares. The Seaspan Shares have been duly authorized and are validly issued and allotted, fully-paid, and non-assessable. No Equity Interests of Seaspan are subject to, or have been issued in violation of, preemptive or similar rights. All issuances, sales or repurchases by Seaspan of its respective Equity Interests have been effected in compliance with all applicable securities Laws.

(c) Upon the consummation of the Seaspan Reorganization Transactions and immediately prior to the Closing, the authorized capital stock of Purchaser will consist of (i) 400,000,000 common shares, of which 215,713,377 shares will be issued and outstanding, (ii) 20,000,000 Series D Preferred Shares, of which 5,093,728 shares will be issued and outstanding, (iii) 15,000,000 Series E Preferred Shares, of which 5,415,937 shares will be issued and outstanding, (iv) 15,000,000 Series G Preferred Shares, of which 7,800,800 shares will be issued and outstanding, (v) 15,000,000 Series H Preferred Shares, of which 9,025,105 shares will issued and outstanding, and (vi) 6,000,000 Series I

Preferred Shares, of which 6,000,000 shares will be issued and outstanding (collectively, the “Purchaser Shares”). Each outstanding Purchaser Share will have been duly authorized and validly issued, fully-paid and non-assessable. Except for this Agreement or as set forth on Schedule 5.2(d), on and as of the Closing Date, (i) there will be no outstanding options, warrants, rights, calls, convertible securities, or other Contracts obligating Purchaser to issue, transfer, or sell any Equity Interests of Purchaser, including the Purchaser Shares, and no Person will have claimed to be entitled and (ii) there will be no voting trusts, stockholder agreements, proxies, or other Contracts or understandings in effect to which Purchaser is a party with respect to the voting or transfer of any of the Purchaser Shares. The Purchaser Shares will be duly authorized and are validly issued and allotted, fully-paid, and non-assessable. No Equity Interests of Purchaser will be subject to, or will have been issued in violation of, preemptive or similar rights. All issuances, sales or repurchases by Purchaser of its respective Equity Interests will have been effected in compliance with all applicable securities Laws.

(d) Upon consummation of the Seaspan Reorganization Transactions and at Closing, (i) Seaspan will be a direct wholly-owned Subsidiary of Purchaser, and no Person other than Purchaser will have any legal or beneficial interest in any Equity Interests of Seaspan; and (ii) Purchaser will be a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(e) A correct and complete copy of the definitive agreement pursuant to which the Merger will be consummated (the “Merger Agreement”) and each of the other definitive agreements pursuant to which the Seaspan Reorganization Transaction will be consummated (the “Seaspan Reorganization Documents”) have been provided to the Company. Each Seaspan Party has validly executed and delivered the Merger Agreement and, at or prior to the consummation of the Seaspan Reorganization Transactions, each Seaspan Party will have validly executed and delivered each of the other Seaspan Reorganization Documents. The execution and delivery of the Merger Agreement has been authorized by all necessary corporate or other legal entity action by each Seaspan Party, and at or prior to the consummation of the Seaspan Reorganization Transactions, the performance of the Merger Agreement and the other Seaspan Reorganization Documents and the consummation of the Seaspan Reorganization Transactions will have been authorized by all necessary corporate or other legal entity action by each Seaspan Party. The Merger Agreement constitutes, and each of the Seaspan Reorganization Documents will constitute as of the consummation of the Seaspan Reorganization Transactions, legal, valid and binding obligations of the Seaspan Parties, enforceable against them in accordance with their respective terms, subject to the Enforceability Limitations. The Merger Agreement complies with all applicable Laws including the Laws of the Marshall Islands, and the consummation of the Merger in accordance with the Merger Agreement is authorized on such terms by the Laws of the Marshall Islands.

Section 5.3 Governmental Consents; No Conflicts.

(a) Except for filings under the HSR Act or other applicable Competition Laws, the execution, delivery, and performance by each Seaspan Party of this Agreement and its Related Agreements, and the consummation by each such Seaspan Party of the Transactions, do not and will not require any Consent of or with any Governmental Authority, other than (i) any Consent the failure of which to be obtained would not reasonably be expected to prevent or materially delay the consummation by a Seaspan Party of the Transactions and (ii) the Consents set forth on Schedule 5.3(a).

(b) Except as set forth on Schedule 5.3(b), the execution, delivery, and performance by each Seaspan Party of this Agreement and its Related Agreements, and the consummation by each such Seaspan Party of the Transactions, do not and will not (with or without the passage of time or giving of notice) (i) violate, conflict with or constitute a default under any Law or any material Permit or Order applicable to or binding on a Seaspan Party or any of their Subsidiaries, (ii) violate, conflict with, result in a breach, cancellation, modification, foreclosure or right of termination of or acceleration under, constitute a default under, result in the creation of any Lien on any of the assets of a Seaspan Party or of any of their Subsidiaries under, or result in a circumstance that, with or without notice or lapse of time or both, would constitute any of the foregoing under, any Contract to which a Seaspan Party is a party or by which a Seaspan Party or any of their Subsidiaries is bound, or (iii) violate or conflict with any of the Organizational Documents of a Seaspan Party or any of its Subsidiaries.

Section 5.4 Seaspan SEC Reports; Seaspan Financial Statements; Undisclosed Liabilities.

(a) Seaspan and its Subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2014 (the “Seaspan SEC Documents”). As of their respective dates (or, if amended, as of the date of such amendment), the Seaspan SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Seaspan SEC Documents, and none of the Seaspan SEC Documents when filed (or, if amended, as of the date of such amendment) and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Seaspan SEC Documents, and, to Seaspan’s Knowledge, none of the Seaspan SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Seaspan and its Subsidiaries included in the Seaspan SEC Documents (the “Seaspan Financial Statements”) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the applicable Law) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Seaspan and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(c) Except (i) as reflected or reserved against in Seaspan’s consolidated balance sheet as of September 30, 2019 (or the notes thereto) as included in the Seaspan SEC Documents, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, and (iii) for Liabilities incurred in connection with or contemplated by this Agreement, neither Seaspan nor any of its Subsidiaries has any Liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Seaspan and its Subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on a Seaspan Party’s ability to consummate the Transactions.

(d) Each of the principal executive officer of Seaspan and the principal financial officer of Seaspan (and each former principal executive officer of Seaspan and each former principal financial officer of Seaspan, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Seaspan SEC Documents, and prior to the date of this Agreement, neither Seaspan nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 5.4(d), “principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Seaspan nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(e) Seaspan has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Seaspan’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Seaspan in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Seaspan’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(f) The internal controls over financial reporting of Seaspan and its Subsidiaries provide reasonable assurance regarding the reliability of the financial reporting of Seaspan and its Subsidiaries and the preparation of the financial statements of Seaspan and its Subsidiaries for external purposes in accordance with GAAP.

(g) Seaspan has disclosed, based on its most recent evaluation prior to the date hereof, to Seaspan’s auditors and the audit committee of the board of directors of Seaspan (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Seaspan’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Seaspan or Seaspan’s Subsidiaries. Seaspan has made available to Sellers all such disclosures made by management to Seaspan’s auditors and audit committee of its board of directors.

(h) Seaspan and each of its Subsidiaries is in compliance, in all material respects, with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

(i) The Seaspan Shares are registered under Section 12(b) of the Exchange Act and are listed on the NYSE, and neither Seaspan nor any of its Subsidiaries has received any notice of delisting. Other than in connection with the Seaspan Reorganization Transactions, neither Seaspan nor its Subsidiaries have taken any action designed to, or which to Seaspan’s Knowledge is likely to have the effect of, terminating the registration of the Seaspan Shares under the Exchange Act. Seaspan and each of its Subsidiaries is in compliance, in all material respects, with the applicable criteria for continued listing, maintenance and any other applicable rules and regulations of the NYSE applicable to the Seaspan Shares, including all applicable corporate governance rules and regulations thereunder.

Section 5.5 Absence of Certain Changes. Except as set forth on Schedule 5.5, from September 30, 2019 to the date of this Agreement, (a) the Seaspan Parties and their Subsidiaries have conducted their respective businesses in the ordinary course of business and consistent in all material respects with past practices and (b) no Seaspan Party has been subject to a material adverse effect.

Section 5.6 Proceedings and Orders. Except as set forth on Schedule 5.6, (a) as of the date of this Agreement, there are no Proceedings pending or, to Seaspan’s Knowledge, threatened in writing by or against the Seaspan Parties, any of their Subsidiaries or any of their Affiliates with respect to this Agreement or the Transactions or which would reasonably be expected to have a material adverse effect on the Seaspan Parties and (b) the business operations of the Seaspan Parties and their Subsidiaries are not subject to any Order the failure of which to be in compliance with would reasonably be expected to have a material adverse effect on the Seaspan Parties.

Section 5.7 Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, assuming the representations and warranties set forth in ARTICLE IV are true and correct, each Seaspan Party will be Solvent. No Seaspan Party is making any transfer of property or incurring any Liability in connection with the transactions contemplated by this Agreement with the intent to hinder, delay, or defraud present or future creditors of such Seaspan Party.

Section 5.8 Issuance of Shares. The Final Purchaser Common Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of all Liens, and the issuance and sale of the Final Purchaser Common Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

Section 5.9 Acquisition of Company Shares. Purchaser is acquiring the Company Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution of the Company Shares in violation of applicable securities Laws. Purchaser acknowledges that the Company Shares have not been registered under applicable securities Laws and that the Company Shares may not be transferred or sold except pursuant to applicable securities Laws.

Section 5.10 R&W Policy. Attached hereto as Exhibit E is a true, correct and complete copy of the R&W Policy, as in full force and effect as of the date hereof. On or prior to the date hereof, Seaspan has (a) paid the required deposit fee and all other required payments or fees (it being acknowledged that the deposit fee and other required payments will be reimbursed to Seaspan by a payment from the Company prior to Closing), and taken all necessary actions, to bind Seaspan’s coverage under the R&W Policy, and (b) fully complied with all of its obligations under the R&W Policy necessary to the binding of the R&W Policy. The R&W Policy provides that, except in the case of their Fraud, the insurer has no right of subrogation against any Seller or any of their respective Affiliates, and the insurer has waived any such right of subrogation.

Section 5.11 Voting Requirements. No vote of holders of any securities of any Seaspan Party is necessary to adopt or approve this Agreement or the Transactions.

Section 5.12 Anti-Takeover Statutes. As of the date hereof, Seaspan has no “rights plan,” “rights agreement,” “poison pill” or similar mechanisms in effect. As of the Closing, Purchaser will have no “rights plan,” “rights agreement,” “poison pill” or similar mechanisms in effect. There are no other “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws enacted under applicable Law which apply to this Agreement or the Transactions.

Section 5.13 Brokers. No broker, finder, or investment bank is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any of the Seaspan Parties or any of their Subsidiaries.

Section 5.14 Reliance. Each Seaspan Party acknowledges that, except for the representations and warranties of Sellers and the Company set forth in ARTICLE III and ARTICLE IV, respectively, none of Sellers, the Company, or any of their respective Affiliates or Representatives has made, or is making, any representation or warranty, express or implied, regarding the Company, its properties, assets, condition (financial or otherwise), results of operations, Liabilities, or prospects, the business of the Company, or the Company Shares, including any representations or warranties with respect to (a) merchantability or fitness for any particular use or purpose, (b) the probable success or profitability of the business of the Company after the Closing, (c) any projections, forecasts, or forward-looking statements provided or made to Purchaser, its Affiliates, or their respective Representatives, or (d) any memoranda, charts, summaries, schedules, or other information about the Company, the business of the Company, or the Transactions (collectively, the “Business Information”) provided to such Seaspan Party or its Representatives (including any information, documents, or materials provided to such Seaspan Party or its Representatives, whether orally or in writing, in or through the Data Room, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of such Seaspan Party or its Representatives, or any other form in connection with the transactions contemplated by this Agreement). Each of the Seaspan Parties agrees that no Seller or any of its Affiliates or Representatives will have any Liability to a Seaspan Party or its Representatives relating to or resulting from the use of the Business Information or any errors, inaccuracies, or omissions in the Business Information, or for any other matter relating to the transactions contemplated by this Agreement, except for any Liability resulting from any breach of or inaccuracy in the representations and warranties of Sellers and the Company expressly set forth in ARTICLE III and ARTICLE IV, respectively, but subject to the limitations set forth in this Agreement.

Section 5.15 No Additional Representations or Warranties. Except as set forth in ARTICLE V, none of the Seaspan Parties, their respective Subsidiaries, any of their Affiliates, or any of their respective Representatives has made, or is making, any representation or warranty, express or implied, regarding the Seaspan Parties, their respective Subsidiaries, their respective properties, assets, condition (financial or otherwise), results of operations, liabilities, or prospects, the business of the Seaspan Parties or their respective Subsidiaries, and the Sellers and Seller Representative hereby disclaim any such other representations and warranties, including any representations or warranties with respect to (a) merchantability or fitness for any particular use or purpose, (b) the probable success or profitability of the business of the Seaspan Parties and their respective Subsidiaries (including the Company) after the Closing, (c) any projections, forecasts, or forward-looking statements provided or made to the Sellers or their Affiliates, or their respective Representatives, or (d) any memoranda, charts, summaries, schedules, or other information about the Seaspan Parties, their respective Subsidiaries or the business of the Seaspan Parties and their Subsidiaries provided to any Seller, the Seller Representative, their respective Affiliates, or their respective Representatives and all such Persons disclaim any reliance on any such matters.

ARTICLE VI

COVENANTS

Section 6.1 Access to Information. From the date of this Agreement until the Closing Date, the Company shall give Purchaser and its Representatives reasonable access, upon reasonable advance notice (which in no event shall be less than twenty-four (24) hours’ notice) and during normal business hours, to the offices, facilities, books and records and Assets of the Company and its Subsidiaries, and shall make the officers and employees of the Company and the Subsidiaries available to Purchaser and its Representatives as they may from time to time reasonably request and shall furnish Purchaser during such period with all such information relating to the Company and its Subsidiaries as Purchaser may from time to time reasonably request; provided, however, that the Company will not be required to provide access or to disclose any information to Purchaser if such access or disclosure would (a) unreasonably interrupt the normal course of business, (b) be reasonably likely to (i) result in any waiver of attorney-client privilege or (ii) violate any Laws, or (c) cause significant competitive harm to the Company or its Subsidiaries if the Transactions are not consummated. Without limiting the generality of the foregoing, the Company shall provide to Purchaser (A) when available, a copy of the EY Cash Tax Model Procedures Memorandum being prepared by Ernst & Young for the Company (subject to any customary requirements Ernst & Young may have as a condition to sharing such report) and a copy of the consolidated audited financial statements of the Company for 2019; and (B) on a weekly basis from and after the date hereof until the Closing Date, the twenty-six week cash flow forecast prepared by the Company’s principal financial officer in the ordinary course of business consistent with past practices. During any visits to any offices or facilities owned or leased by the Company, Purchaser shall comply, and shall cause its Representatives to comply, with all safety, health, and security rules applicable to the premises being visited. The Company shall have the right to have a Representative present at all times during any inspections, interviews, and examinations conducted at the offices or facilities owned or leased by the Company. Notwithstanding anything to the contrary in this Section 6.1, Purchaser shall not sample or analyze any soil, groundwater, other environmental media, or building material without the prior written Consent of the Company. The Seaspan Parties shall, and shall cause their Representatives to, treat and hold strictly confidential any information provided or obtained pursuant to this Section 6.1 in accordance with the Confidentiality Agreement.

Section 6.2 Conduct of Business Pending the Closing. From the date of this Agreement until the Closing Date, except as contemplated, permitted, or required by this Agreement or any Related Agreement, as required by applicable Law, as set forth on Schedule 6.2, or to the extent that Purchaser otherwise Consents in writing, the Company shall, and shall cause each of its Subsidiaries to, operate in the ordinary course of business in the same manner as heretofore conducted. Without limiting the generality of the foregoing, except as contemplated, permitted, or required by this Agreement or any Related Agreement (including, as required by applicable Law or as set forth on Schedule 6.2, prior to the Closing), the Company shall not, and shall not permit any Subsidiary to, without the prior written Consent of Purchaser (which, in the case of clauses (c), (d), (f) and (g), shall not be unreasonably withheld, conditioned or delayed):

(a) amend the Organizational Documents of the Company or any of its Subsidiaries;

(b) (i) issue or sell any Equity Interests of the Company or any of its Subsidiaries, (ii) grant any options, warrants, calls, or other rights to purchase or otherwise acquire any Equity Interests of the Company or any of its Subsidiaries, or (iii) split, combine, reclassify, cancel, redeem, or repurchase any of the Equity Interests of the Company or any of its Subsidiaries;

(c) sell, lease, transfer, or otherwise dispose of, or incur any Lien (other than a Permitted Lien) on, any material assets, except for (i) the sale, lease, transfer, or disposition of inventory and equipment in the ordinary course of business, and (ii) sales of Specified Inventory, diesel power modules, gas reciprocating power modules and other equipment relating to product offerings that the Company is in the process of discontinuing;

(d) make any new capital expenditures in an aggregate amount of more than Two Million Dollars ($2,000,000), it being acknowledged and agreed that demobilization and mobilization costs shall not constitute capital expenditures under this Section 6.2(d);

(e) enter into any transaction with any Seller or any Affiliate of any Seller that would be binding on the Company after the Closing;

(f) (A) hire (except to replace an Employee) or terminate (other than for cause) any Employee, (B) grant any increase in the base salary or wages, bonus opportunity, or other benefits (including severance pay, termination pay, vacation pay, retention, transaction bonus, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement) payable by the Company or any of its Subsidiaries to any Employee, director or other individual independent contractor or consultant (nor otherwise adopt, modify or amend or terminate the same) in each case except: (i) in the ordinary course of business and in a manner consistent with past practice or to the extent undertaken in connection with the implementation of a program that impacts all similarly-situated Employees, (ii) as required by Law, or (iii) as required by the terms of any existing Contract, announced commitment, Company Benefit Plan, or collective bargaining agreement);

(g) enter into, terminate, amend, or otherwise modify any Contract that is or would be a Material Contract (including the power purchase agreements executed in Argentina with CAMMESA), except for entry into or amendment of Material Contracts with customers in the ordinary course of business;

(h) grant any material increase in pay or compensation opportunities to any commissioning agent;

(i) make any material change in any accounting principle, policy, or procedure (other than regarding Taxes, which shall be governed by Section 6.2(j)), other than changes required by IFRS or applicable Law;

(j) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any accounting principle, policy, or procedure regarding Taxes, in each case if such election, change, or adoption would have the effect of increasing Tax Liability for any period ending after the Closing Date or decreasing any Tax attribute existing on the Closing Date;

(k) declare, set aside, or pay any dividend or any other distribution with respect to the Company Shares; or

(l) agree in writing to do any of the foregoing.

Section 6.3 Consents and Approvals.

(a) On the terms and subject to the conditions of this Agreement, each Party shall use its commercially reasonable efforts to cause the Closing to occur as promptly as practicable after the date of this Agreement, including taking all reasonable actions necessary (i) to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing and (ii) to obtain or make each Consent of or with a Governmental Authority that, if not obtained or made, would have a material adverse effect on the ability of a Party to consummate the Transactions.

(b) In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.3, the Parties shall (i) cooperate and consult with each other in (A) determining, as promptly as possible, whether any filings or notifications are required to be made with, or actions or nonactions, waivers, expirations or terminations of waiting periods, clearances, Consents or Orders are required to be obtained from, any Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such filings and notifications and timely seeking all such actions or nonactions, waivers, expirations or terminations of waiting periods, clearances, Consents or Orders, (ii) respond promptly to inquiries from any Governmental Authority in connection with any filings or notifications made pursuant to this Section 6.3 and supply as promptly as practicable such information or documentation as may be requested pursuant any Competition Law by any Governmental Authority, and (iii) use commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions. Without limiting the generality of the foregoing, the Parties shall as promptly as practicable, but in no event later than ten (10) Business Days following the date of this Agreement, file with U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice the notification and report form required under the HSR Act with respect to the Transactions. Purchaser shall pay all filing fees associated with the filings required by this Section 6.3.

(c) In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.3, subject to applicable legal limitations, each Party agrees to (i) furnish to each other Party such information and assistance as the other Party may reasonably request in connection with its preparation of any notifications or filings, (ii) keep the other Parties apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by such Party from, or given by such Party to, any third party or any Governmental Authority with respect to the Transactions, (iii) permit the other Parties to review and incorporate the other Parties’ reasonable comments in any communication to be given by it to any Governmental Authority with respect to any filings or notifications required to be made with, or actions or nonactions, waivers, expirations or terminations of waiting periods, clearances, Consents or Orders required to be obtained from, such Governmental Authority in connection with execution and delivery of this Agreement and the consummation of the Transactions, and (iv) consult with the other Parties in advance of and not participate in any meeting or discussion relating to the Transactions, either in person or by telephone, with any Governmental Authority in connection with the Transactions unless it gives the other Parties the opportunity to attend and observe. Each Party shall use its reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.3(c) in a manner so as to preserve any applicable privilege.

(d) In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.3, the Parties shall use commercially reasonable efforts to resolve such objections, if any, as any Governmental Authority or any other Person may assert under any Law with respect to the Transactions and to avoid or eliminate, and minimize the impact of, each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the Transactions, in each case so as to enable the Closing to occur as soon as reasonably possible, and, in any event prior to the Outside Date.

(e) Nothing in this Agreement, including this Section 6.3, obligates any Party to (i) commence, contest, resist or defend any Proceeding instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as being in violation of any Competition Law applicable to the Transactions, or seek to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is or would me into effect to enjoin, restrain, prohibit or otherwise make illegal the consummation of any of the Transactions; (ii) agree to or effect any sale, divestiture, or holding separate of any assets, operations, or businesses of Purchaser, any Seller, the Company, or their respective Subsidiaries or Affiliates; or (iii) agree to or effect any measure or conduct, whether temporary or permanent, modifying, restraining, or otherwise affecting the operations of any assets or businesses of Purchaser, any Seller, the Company, or their respective Subsidiaries or Affiliates.

(f) Other than as contemplated in connection with the Seaspan Reorganization Transactions, Purchaser shall not, and shall not permit its Affiliates to, enter into any transaction or agreement to effect any transaction (including any merger or acquisition) that would make it materially more difficult, or materially increase the time required, to (i) obtain the expiration or termination of any required waiting period under the HSR Act or any other Competition Law applicable to the Transactions, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that is reasonably likely to prevent or materially delay the consummation of the Transactions, or (iii) obtain all actions or nonactions, waivers, expirations or terminations of waiting periods, clearances, Consents and orders of Governmental Authorities necessary for the consummation of the Transactions.

Section 6.4 Preservation of Books and Records; Access and Assistance.

(a) In order to facilitate the resolution of any claims made against or incurred by Sellers prior to the Closing, for a period of three (3) years after the Closing Date, Purchaser shall preserve and retain the accounting, legal, auditing, Tax, and other books and records of the Company and its Subsidiaries (including any documents relating to any governmental or non-governmental claims, Proceedings, or investigations with respect to the Company or any of its Subsidiaries) relating to (i) the conduct of the business of the Company and its Subsidiaries or (ii) the ownership of the Company and its Subsidiaries, in each case prior to the Closing Date. During such period, Purchaser shall permit the Seller Representative and its Representatives to have reasonable access to, during normal business hours, and to inspect and copy (at Seller Representative’s expense), all books and records referred to in this Section 6.4(a).

(b) Purchaser shall not be obligated to provide access to any books or records (including personnel files) pursuant to this Section 6.4 where such access would violate any Law.

Section 6.5 Confidentiality. Purchaser acknowledges that the information being provided to it in connection with the Transactions is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference; provided, however, that the Parties may make disclosure regarding the Transactions as contemplated by Section 6.6. Effective upon, and only upon, the Closing, and without further action by any Party, the Confidentiality Agreement shall terminate.

Section 6.6 Public Disclosure. The initial press release regarding the Transactions shall be a joint press release in the form attached hereto as Exhibit G (the “Initial Press Release”). The Seaspan Parties, on the one hand, and the Company, on the other hand, will consult with each other before publishing, and provide each other the opportunity to review and comment upon, any press release or similar public statements with respect to this Agreement and the Transactions and will not publish any such press release before such consultation, except to the extent required by applicable Laws, court process or by obligations pursuant to any listing Contract with any national securities exchange, as determined by a Party in good faith, after consultation with the other Parties hereto. Subject to the immediately preceding sentence, from the date hereof through the Closing Date, no Party will, and will not permit any of its Affiliates or Representatives to, publish any press releases or make other public statements (including to securities analysts) that contradicts the Initial Press Release with respect to this Agreement and the Transactions, except as such party determines in good faith, after consultation with the other Parties hereto, is required by applicable Laws or by obligations pursuant to any listing Contract with any national securities exchange.

Section 6.7 Taxes.

(a) Cooperation. After the Closing, Sellers and Purchaser shall reasonably cooperate in preparing and filing all Tax Returns to the extent such filing requires one Party to provide necessary information, records and documents relating to the Company and its Subsidiaries to the other Party. Sellers and Purchaser shall cooperate in the same manner in defending or resolving any audit, examination or litigation relating to Taxes relating to this Agreement.

(b) Straddle Period. For purposes of this Agreement, for any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), Taxes shall be attributable to the portion of such period ending on the Closing Date in an amount equal to: (i) in the case of real, personal and intangible property and similar ad valorem Taxes and, more generally, all Taxes which accrue with the passage of time (“Property Taxes”), the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period; and (ii) in the case of Taxes (other than Property Taxes), including a Tax that is imposed as a result of the application of any rule under Subpart F of Subchapter N of the Code and including an income or capital tax imposed under foreign law, the portion of such Taxes allocable to the portion of the Straddle Period ending on or before the Closing Date, as determined on the basis of the deemed closing of the books and records of the Company or any Subsidiary at the end of the Closing Date.

(c) Tax Returns. Seller Representative shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries with respect to any taxable period (or portion thereof) ending on or before the Closing Date (“Pre-Closing Tax Period”) and any Straddle Period Tax Returns required to be filed after the Closing Date in a manner that is consistent with the prior practice of the Company and its Subsidiaries. Purchaser shall, and shall cause the Company and its Subsidiaries after the Closing, to cooperate fully, as and to the extent reasonably requested by Seller Representative, in connection with the preparation and filing of any Tax Returns pursuant to this Section 6.7(c). Seller Representative shall provide drafts of each such Pre-Closing Tax Period Tax Return and Straddle Period Tax Return to the Purchaser for the Purchaser’s review and approval, such approval not to be unreasonably withheld, conditioned, or delayed, at least thirty (30) days prior to the due date for filing such Tax Return (including any applicable extensions). Seller Representative shall incorporate all reasonable comments made in writing by the Purchaser at least fifteen (15) days prior to the due date for filing such Tax Return.

(d) Tax Contests. If an audit, investigation or similar proceeding with respect to any Tax matter shall be commenced, or a claim shall be made by any Tax authority, with respect to any taxable period (or portion thereof) ending on or before the Closing Date, then Purchaser shall, or shall cause the Company or its applicable Subsidiary to, promptly notify Seller Representative in writing of such audit, investigation or similar proceeding or claim (“Tax Contest”). Seller Representative shall have the right, at its expense, to control the conduct of any such Tax Contest; provided, that Seller Representative shall keep Purchaser reasonably informed of the status of developments with respect to such Tax Contest, (ii) the Seller Representative shall not settle, discharge, or otherwise dispose of any such Tax Contest without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned, or delayed, and (iii) Purchaser shall have the right, at its own expense, to fully participate in any such Tax Contest. To the extent of any inconsistency between this Section 6.7(d) and Section 10.7, this Section 6.7(d) shall control.

(e) Post-Closing Actions. Purchaser agrees that without prior written consent of the applicable Seller, such consent not to be unreasonably withheld, conditioned or delayed, it shall not, and shall not cause any of its Affiliates to (i) take any action or undergo any transaction that would cause any Seller to recognize gain under a “gain recognition agreement” within the meaning of Treasury Regulation Section 1.367(a)-3 entered into in connection with the Transactions (ii) amend, refile or otherwise modify any Tax Return of the Company or any Subsidiary relating in whole or in part to any Pre-Closing Tax Period, (iii) carry back to a Pre-Closing Tax Period any item on the Tax Return of the Company or any Subsidiary for a Tax period ending after the Closing Date, (iv) make, revoke or cause to be made or revoked any Tax election, or adopt or change any method of accounting, or undertake any extraordinary action on the Closing Date, that would result in additional Tax to (or indemnification obligations of) Sellers or the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period, (v) initiate any discussion with any Taxing authority regarding Taxes of the Company or any Subsidiary with respect to any Pre-Closing Tax Period, (vi) make any voluntary disclosure with respect to Taxes of the Company or any Subsidiary for any Pre-Closing Tax Period, (vii) file past due Tax Returns for a Pre-Closing Tax Period for the Company or any Subsidiary in a jurisdiction where the same has not previously filed Tax Returns, or (viii) otherwise make any election or take any action or fail to take any action for any Pre-Closing Tax Period that would reasonably be expected to give rise to or increase any Tax for which the Sellers would be liable or give rise to or increase any Tax to the Sellers for any Pre-Closing Tax Period.

(f) Tax Treatment. The Parties agree that the Seaspan Reorganization Transactions are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and the Seaspan Parties will comply with all filing and reporting requirements under the Code and U.S. Treasury Regulations consistent with such treatment. In addition, the Parties agree that the Share Exchange, in connection with the Seaspan Reorganization Transactions, is intended to qualify as a contribution under Section 351 of the Code and the Parties will comply with all filing and reporting requirements under the Code and U.S. Treasury Regulations consistent with such treatment.

Section 6.8 Directors’ and Officers’ Indemnification and Release.

(a) From and after the Closing Date, Purchaser shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to, take such action as is necessary or advisable to ensure that all rights to indemnification and advancement of expenses and all limitations on Liability existing in favor of any current or former officers, directors, managers, or employees of the Company and its Subsidiaries (collectively, the “D&O Indemnitees”), as provided in (i) the Organizational Documents of the Company or any of its Subsidiaries in effect on the date of this Agreement or (ii) any Contract providing for indemnification by the Company or any of its Subsidiaries of any of the D&O Indemnitees in effect on the date of this Agreement, shall survive the consummation of the Transactions and continue in full force and effect and be honored by the Company and its Subsidiaries after the Closing.

(b) At the Closing, Purchaser shall, or shall cause the Company to, at Purchaser’s expense, obtain and fully pay for an irrevocable directors’ and officers’ “tail” insurance policy that provides coverage for the D&O Indemnitees (i) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and (ii) in an amount and scope at least as favorable as the existing insurance covering the Company with respect to matters existing or occurring at or prior to the Closing Date. Purchaser shall, or shall cause the Company to, maintain such insurance policy in full force and effect for a period of six (6) years after the Closing.

(c) The obligations of Purchaser under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 6.8 applies without the written Consent of such affected D&O Indemnitee (it being agreed that the D&O Indemnitees to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8).

Section 6.9 Resignations. On or prior to the Closing Date, the Company shall cause each officer and director of the Company and any of its Subsidiaries requested by Purchaser at least two (2) Business Days prior to the Closing Date to tender his or her resignation from such position effective as of the Closing, with such resignation to include an acknowledgement that no monies are owing to the resigning officer or director whether by way of fees, salary, expenses, compensation for loss of office or otherwise by the Company or any of its relevant Subsidiaries and that they have no claims of any nature whatsoever against the Company or any of its relevant Subsidiaries. Purchaser shall, following the Closing, register any such resignations from APR Energy SRL, a company organized and existing under the laws of Argentina, with the local Public Registry of Commerce in Argentina, and shall provide the Seller Representative with evidence of such registration.

Section 6.10 R&W Policy. The parties acknowledge that Purchaser has entered into the binder agreement with respect to the R&W Policy as of the date of this Agreement. Purchaser shall not amend, modify or otherwise change, terminate or waive any subrogation, or any other provision of the R&W

Policy in any manner that would reasonably be expected to result in an adverse impact on any of the Sellers without the written Consent of the Seller Representative, including any increase to the premium, fees or other costs of the R&W Policy. Prior to the Closing, the Company shall, and shall cause its officers, directors and employees to, reasonably cooperate, at the Company’s expense, with Purchaser in maintaining coverage and removing any conditional exclusions under the R&W Policy. Such cooperation will include providing escorted access to applicable books and records during normal business hours and upon reasonable notice, and in a manner that does not unreasonably interfere with the conduct of the business of the Company.

Section 6.11 Financing.

(a) The Seaspan Parties will use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done all things necessary, proper or advisable to arrange, obtain and consummate at the Closing (i) the Permitted Financing; and (ii) other debt financing from third parties in the aggregate amount equal to the greater of (A) Two Hundred Twenty-Five Million Dollars ($225,000,000) and (B) the Final Net Debt less the Permitted Financing Amount (the “Third Party Financing” and, together with the Permitted Financing, the “Debt Refinancing Transaction”), it being acknowledged and agreed that such efforts will include pursuit of a customary debt commitment from Eligible Lenders willing to provide debt financing on terms and conditions consistent with those described on Schedule 6.11(a) (a “Debt Commitment”). Seaspan will keep the Company informed of the status of its efforts to arrange the Debt Refinancing Transactions and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to any material developments concerning the status of the Debt Refinancing Transactions and the proposed funding date thereunder.

(b) The Company will use commercially reasonable efforts to provide to Purchaser, at Purchaser’s sole cost and expense, and will use reasonable efforts to cause its Representatives to provide, (i) all cooperation reasonably requested by Purchaser that is customary or necessary in connection with arranging and obtaining the Third Party Financing and (ii) provide all information pertaining to the Company and its Subsidiaries that is customarily provided in financings comparable to the proposed Third Party Financing. These efforts shall include the following: (A) furnishing to the Seaspan Parties and their lenders existing historical financial statements with respect to periods prior to the date hereof, and any financial statements prepared by the Company after the date hereof in the ordinary course of business consistent and such other pertinent financial information (which may be used in the preparation of an information package regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) as may be reasonably requested by the Seaspan Parties in connection with the marketing, syndication and arrangement of the Third Party Financing, (B) participate in a reasonable number of meetings and presentations with such lenders and due diligence sessions, including direct contact between senior management of the Company on the one hand and the lenders in the Third Party Financing, on the other hand, (C) reasonably assisting the Seaspan Parties and the lenders in their preparation of any bank information memoranda (including public and private versions thereof) and the delivery of customary authorization and representation letters, containing customary representations, including with respect to the presence or absence of material non-public information about the Company and regarding the accuracy of the information provided by, or with respect to, the Company) and related lender presentations, and similar documents required in connection with the Third Party Financing, provided, that any bank information memoranda, lender presentation or similar documents shall contain disclosure reflecting Purchaser and/or one or more post-Closing Affiliates thereof as the obligor and shall contain disclosures exculpating Sellers, the Company and their respective Affiliates with respect to any liability related to the contents or use thereof by the recipients thereof, (D) reasonably cooperating with the confirmatory due diligence investigation by any lender providing the Third Party Financing, (E) executing and delivering, and causing its Affiliates to execute and deliver customary certificates, including a certificate of the chief financial officer or person performing similar functions of the Company in a form approved by the lenders with respect to solvency matters; provided that any obligations contained in such documents (and all obligations or liabilities thereunder or in respect thereof) shall be effective no earlier than the Closing, or immediately prior thereto), (F) reasonably cooperating with Purchaser’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Third Party Financing and obtaining surveys and title insurance reasonably requested by Purchaser and customary for financings similar to the Third Party Financing, (G) reasonably cooperating with the Company’s independent auditors’ and accountants’, including delivery of consents and customary “comfort letters” (including as to negative assurances) in connection with the Third Party Financing; provided that any obligations contained in such documents (and all obligations or liabilities thereunder or in respect thereof) shall be effective no earlier than the Closing, or immediately prior thereto), (H) assisting in the preparation, execution and delivery of one or more credit agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by the Seaspan Parties; provided that any obligations contained in such documents (and all obligations or liabilities thereunder or in respect thereof) shall be effective no earlier than the Closing, or immediately prior thereto), (I) facilitating and permitting the Company to facilitate the granting of a security interest (and perfection thereof) in collateral, and the preparation, execution and delivery of guarantees, mortgages, other definitive financing documents or other customary certificates, documents and instruments relating to guarantees, pledging of collateral and other matters ancillary to the Third Party Financing as reasonably requested by Purchaser or its lenders; provided, that any obligations and releases of Liens contained in all such agreements and documents shall be subject to the occurrence of the Closing, (J) reasonably cooperating in satisfying the conditions precedent set in any definitive document relating to the Third Party Financing to the extent satisfaction of any such condition requires the cooperation of, or is within the control of, the Company, (K) delivering notices of prepayment within the time periods required by the relevant agreements governing obtaining customary payoff letters, lien terminations and instruments of discharge, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness required by any definitive document relating to the Third Party Financing to be terminated, (L) providing the Seaspan Parties all documentation and other information with respect to the Company as shall have been requested by the Seaspan Parties that is required in connection with the Third Party Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and (M) taking such corporate action by the Company (subject to the occurrence of the Closing) reasonably necessary to permit the Third Party Financing. In the event that the Company becomes aware that information provided under this Section 6.11(b) contains an untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, the Company shall use commercially reasonable efforts to revise or supplement such required information as soon as reasonably practicable thereafter.

(c) Notwithstanding anything to the contrary in Section 6.11(b), nothing contained therein will require (i) cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries; (ii) Sellers, the Company or any of their respective Affiliates to incur any Liability, or enter into any binding agreement, that is not contingent upon, or that would be effective earlier than immediately prior to the Closing; (iii) require any cooperation or action that would reasonably be expected to violate a confidentiality obligation or cause the loss of attorney-client privilege; or (iv) require Sellers, the Company or their respective Affiliates to make any representation or warranty in connection with the Third Party Financing or the marketing, syndication and arrangement thereof (except, in the case of the Company and its Subsidiaries, any such representation or warranty that is effective only at or immediately prior to the Closing). For the avoidance of doubt, Sellers shall have no obligations under this Section 6.11 from and after the Closing.

(d) Purchaser shall indemnify and hold harmless Sellers, the Company and their respective Affiliates and each of their respective officers, directors, employees, representatives and agents from and against any and all Losses suffered or incurred by any of them to any actual or prospective lender in connection with any of their cooperation or assistance with respect to the Third Party Financing or the provision of any information utilized in connection therewith; provided, however, that no party entitled to indemnification pursuant to this Section 6.11(d) shall be indemnified for its own gross negligence.

Section 6.12 Seaspan Reorganization Transactions.

(a) Form F-4. As soon as reasonably practicable following the date of this Agreement, in connection with and in furtherance of the consummation of the Seaspan Reorganization Transactions, Purchaser will file with the SEC, the Form F-4 in substantially the form and substance as has previously been provided to Seller Representative. Purchaser will use its reasonably best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing, ensure that the Form F-4 complies in all material respects with the applicable provisions of the Exchange Act and keep the Form F-4 effective for so long as necessary to complete the Seaspan Reorganization Transactions and the Transactions. Purchaser will, as promptly as practicable after receipt thereof, provide the Seller Representative copies of any written comments and advise the Seller Representative of any oral comments, with respect to the Form F-4 received from the SEC. Purchaser will use its reasonable best efforts to respond as promptly as practicable to any comments received from the SEC with respect to the Form F-4. Notwithstanding the foregoing, prior to filing the Form F-4 (or any amendment or supplement thereto), or responding to any comments received from the SEC with respect thereto, Purchaser will cooperate and provide the Seller Representative a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Seaspan and Purchaser will advise the Seller Representative promptly after it receives notice thereof, of the time when the Form F-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, or any request by the SEC for amendment of the Form F-4 or comments thereon and responses thereto.

(b) Amendments to the Merger Agreement and Seaspan Reorganization Documents. From and after the date hereof, the Seaspan Parties shall not amend, modify or terminate the Merger Agreement or any of the Seaspan Reorganization Documents in any manner that would result in an adverse effect (including any increase any actual or potential Tax liability) on any Seller.

(c) Shareholders Meeting. Seaspan will take, in accordance with applicable Law and Seaspan’s Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of the shareholders of Seaspan (the “Seaspan Shareholders Meeting”) as promptly as practicable after the Form F-4 is declared effective under the Securities Act, to consider and vote upon the approval of the Seaspan Reorganization Transactions. The Board of Directors of Seaspan shall recommend such approval and shall take all lawful action to solicit and obtain the requisite vote at the Seaspan Shareholders Meeting to approve the Seaspan Reorganization Transactions.

(d) NYSE Listing. Seaspan and Purchaser will use commercially reasonable efforts to cause the Final Purchaser Common Shares issuable under ARTICLE II to be approved for listing on NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 6.13 Exclusivity; Proposed Acquisition Transactions.

(a) During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to ARTICLE IX, neither the Sellers nor Seller Representative, nor the Company and its Subsidiaries, nor any of their Representatives (including without limitation their investment bankers, attorneys and accountants), shall take or permit any other Person on its behalf to take, directly or indirectly, any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than the Seaspan Parties and their respective Representatives) concerning any purchase of the Company Shares or any Equity Interests of the Company or any of its Subsidiaries, any merger, acquisition, consolidation, recapitalization, liquidation, or dissolution involving the Sellers or the Company and its Subsidiaries, any sale of all or substantially all of the assets of the Company and/or any of its Subsidiaries or similar transaction involving the Company and its Subsidiaries (each such transaction being referred to herein as a “Proposed Acquisition Transaction”). The Company shall, and shall cause its Subsidiaries and their respective Representatives to, terminate any and all negotiations or discussions with any third party regarding any proposal concerning any Proposed Acquisition Transaction. The Company and its Subsidiaries hereby represents that it is not now engaged in discussions or negotiations with any Person other than the Seaspan Parties with respect to any Proposed Acquisitions Transaction. Each of the Sellers, Seller Representative, Company and its Subsidiaries agree not to release any third party from, or waive any provision of, any confidentiality or stand-still agreement to which they (or any of them) are party. Notwithstanding the foregoing, nothing herein shall prohibit (i) any actions undertaken by the Parties in connection with the Debt Refinancing Transaction, and the completion thereof by the Company, its Subsidiaries and any of their respective Representatives, (ii) any negotiations or discussions between the Company and its Subsidiaries and their existing lenders with respect to any extension, modification or refinancing of Indebtedness of the Company and its Subsidiaries and (iii) if Purchaser has not delivered to the Company a Debt Commitment which is reasonably satisfactory to Seller Representative, including as to conditionality, for the full amount of the Third Party Financing on or before December 31, 2019, any discussions or negotiations with any other Person with respect to refinancing the Indebtedness of the Company or any of its Subsidiaries or other recapitalization transaction; provided, however, that with respect to the foregoing clauses (ii) and (iii), neither the Company nor any of its Subsidiaries shall be permitted to enter into or approve any Contracts or other binding commitments with respect thereto or consummate any of the foregoing (x) prior to December 31, 2019 and (y) after such date, unless as a condition thereto the Company and its Subsidiaries take all necessary actions to ensure that the Transactions contemplated by this Agreement can nevertheless be consummated on the terms and subject to the conditions hereof without delay and without the need for additional Consents from other Persons. In furtherance of the foregoing, neither the Company nor any of its Subsidiaries shall be permitted to issue any Equity Interests to any Person or enter into any Commitment with respect to any Equity Interest (x) prior to December 31, 2019 and (y) after such date, unless as a condition precedent thereto such Person executes and delivers to the Company and Purchaser a validly executed and enforceable Joinder Agreement binding such Person as a “Seller” for all purposes under this Agreement (any such Person, a “Recapitalization Non-Party Shareholder”). Upon the delivery of any such Joinder Agreement, the Parties shall update Exhibit A accordingly.

(b) Company’s and the Sellers’ Liability; Equitable Relief. Upon breach or non-performance of any provisions of this Section 6.13, in addition to any other remedies to which Purchaser may be entitled at law or in equity, Purchaser shall be entitled to injunctive relief. For the purposes of this Section 6.13(b), the Parties agree that Purchaser and Seaspan would suffer irreparable harm, no adequate remedy at law would exist for Purchaser or Seaspan, and Purchaser’s and Seaspan’s damages would be difficult to ascertain.

Section 6.14 Confidentiality. None of the Restricted Parties shall, directly or indirectly, disclose or use at any time (and shall cause their respective Representatives not to use or disclose) any Confidential Information (whether or not such information is or was developed by any of the Restricted Parties), except to the extent that such disclosure or use is related to and required by the performance of the Restricted Party’s duties to the Company or the Seaspan Parties or as required by Law or as otherwise provided hereunder. In the event any of the Restricted Parties is required by Law to disclose any Confidential Information, such Restricted Party shall promptly notify the Seaspan Parties in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with the Seaspan Parties’ reasonable requests to preserve the confidentiality of such Confidential Information to the extent consistent with applicable Law and at the Seaspan Parties’ sale cost and expense. For purposes of this Agreement, “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business of the Company or any of its Subsidiaries or their suppliers, distributors, customers, independent contractors or other business relations. Notwithstanding the foregoing, Confidential Information does not include such information which: (A) at the time of disclosure is publicly available or thereafter becomes publicly available through no act or omission of a Restricted Party; (B) is thereafter disclosed or furnished to the Restricted Party by a third party who is not known by such Restricted Party to have acquired the information under an obligation of confidentiality; (C) is independently developed by the Restricted Party without the use of or reference to Confidential Information after the Closing Date; or (D) is disclosed by the Restricted Party under compulsion of applicable Law. Each Restricted Party acknowledges and agrees that in the event of a breach or violation by any Restricted Party of any of the provisions of this Section 6.14, the Seaspan Parties would suffer irreparable harm, no adequate remedy at law would exist for the Seaspan Parties, and damages would be difficult to determine. Consequently, in the event of any such breach or violation, the Seaspan Parties or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages.

Section 6.15 Related Party Obligations. The Company shall, and shall cause its Subsidiaries to, and each Seller who is a party to a Related Party Obligation shall, cause (a) all Liabilities between or among the Company or any of its Subsidiaries, on the one hand, and such Seller (or any other equity holder of the Company or any of its Subsidiaries) or any of his, her or its Affiliates or any of the equityholders, officers, directors, employees or other agents of any of the foregoing on the other hand (the “Related Party Obligations”), to be eliminated from being a future obligation or right of the Company and its Subsidiaries and such Seller or Affiliate, as applicable, at or prior to Closing, (b) the Company and its Subsidiaries to be fully and irrevocably released, prior to the Closing, from all guaranties of Indebtedness or other guarantees of Liabilities of such Seller, other than (i) for Liabilities contemplated by this Agreement or any Related Agreement and (ii) compensation, benefits, indemnification rights (which are the subject of Section 6.8) and reimbursements as directors, officers and employees and (c) all Contracts between or among the Company or any of its Subsidiaries, on the one hand, and such Seller or any of its Affiliates, to be cancelled, discharged or otherwise settled in the manner that is Tax efficient for the Company and its Subsidiaries.

Section 6.16 Release. Effective as of the Closing, each of the Sellers, for itself and its Affiliates (collectively, the “Releasors”) hereby forever fully and irrevocably releases and discharges the, the Company, each of the Subsidiaries of the Company, each lender or financing source in connection with the Debt Refinancing Transaction and their respective Affiliates (collectively the “Released Parties”) from any and all actions, suits, claims, demands, debts, agreements, obligations, promises, judgments, or liabilities of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expenses, and attorneys’, brokers’ and accountants fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising prior to the Closing Date, which the Releasors can, shall or may have against the Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated (collectively, the “Released Claims”), and hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any suit, action, or proceeding of any kind, in any court or before any tribunal, against any Released Party based upon any Released Claim. Notwithstanding the preceding sentence of this Section 6.16, “Released Claims” does not include, and the provisions of this Section 6.16 shall not release or otherwise diminish the obligations (a) of any Party set forth in or arising under any provisions of this Agreement or the Related Agreements or (b) with respect to compensation, benefits, indemnification rights (which are the subject of Section 6.8) and reimbursements as directors, officers and employees.

Section 6.17 Subsequent Events; Schedules Updates. The Company and its Subsidiaries, or the Sellers, as the case may be, may advise Purchaser in writing of the occurrence of any event or the existence of any fact of which makes untrue in any respect, or will make untrue in any respect as of the Closing, or otherwise would constitute a breach or misrepresentations of, any representation or warranty of the Company or any Seller set forth in this Agreement or in any of the Related Agreements; provided, that for purposes of determining the accuracy of the representations and warranties of the Company and Sellers contained in ARTICLE III and ARTICLE IV and for purposes of determining satisfaction of the conditions set forth in Section 8.2(a), the Schedules delivered by the Company and Sellers shall be deemed to include only that information contained therein on the date of this Agreement, and shall be deemed to exclude any information contained in any such update for all purposes of this Agreement.

Section 6.18 2019 Employee Bonuses; Phantom Equity Plan. Prior to Closing, the Company shall pay all bonuses, including any employee bonuses and other payment obligations, accrued during fiscal year 2019, in whole or in part, to the Employees to whom such payments and bonuses are attributable and shall take actions that are reasonable required and appropriate to terminate the Phantom Equity Plan.

Section 6.19 Joinders.

(a) The Company shall use commercially reasonable efforts to obtain a validly executed Joinder Agreement, from each Person listed on Exhibit A who is not a Party to this Agreement as of the date hereof (each such Person, until such time as such Person executes a Joinder Agreement, a “Non-Party Shareholder”), as soon as reasonably practicable following the date hereof, it being acknowledged and agreed that no actions taken by a Non-Party Shareholder prior to the date that such Non-Party Shareholder executes a Joinder Agreement shall be deemed to be a breach or violation of any covenant set forth in this Agreement.

(b) Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the Seaspan Parties acknowledge and agree that with respect to any Non-Party Shareholder identified on Schedule 6.19(b) (a “6.19(b) Shareholder”), such 6.19(b) Shareholder may (or one of the Fairfax Parties may as agent for such 6.19(b) Shareholder pursuant to the Company Shareholder’s Agreement and in such 6.19(b) Shareholder’s name) execute and deliver at the Closing instruments of transfer and conveyance with respect to such 6.19(b) Shareholder’s Company Shares sufficient to convey all right, title and interest in and to the Company Shares held by such 6.19(b) Shareholder, free and clear of all Liens other than Liens arising under applicable securities Laws, in exchange for such 6.19(b) Shareholder’s Percentage Interest of the Purchase Consideration as determined in accordance with ARTICLE II and otherwise on terms and conditions consistent with Clause 9 of the Company Shareholders Agreement (including that the 6.19(b) Shareholder makes to the Seaspan Parties the representations and warranties contemplated by Clause 9.3.3 of the Company Shareholders Agreement) (a “Liquidity Event Purchase”). In the event of a Liquidity Event Purchase, solely for purposes of ARTICLE X, the Percentage Interests shall be recalculated so as to exclude the Company Shares held by the Non-Party Shareholder(s) who participate in a Liquidity Event Purchase, and the Non-Party Shareholder shall have no Liability pursuant to ARTICLE X.

Section 6.20 Argentina Related Covenants. Prior to the Closing, the Company shall use reasonably commercial efforts to achieve the conditions to Closing set forth in Section 8.2(f) and (g).

Section 6.21 Standstill. For a period of two (2) years after closing, Seller Representative shall not, and shall cause its Affiliates to not, nominate more than forty percent (40)% of the board of directors of Purchaser. At the end of such two (2) period, Seller Representative may agree (in its sole discretion) to extend such prohibition for an additional two (2) years.

ARTICLE VII

EMPLOYEES AND EMPLOYEE BENEFITS

Section 7.1 Employees.

(a) Schedule 7.1(a)(i) sets forth a correct and complete list of the titles, locations, name, exempt or non-exempt status under the FLSA, employing entity, current annual base salary or base wages, current cash bonus target, any other current cash compensation entitlements, actual compensation received (including base and incentive compensation) in 2018, date of hire, credit service, accrued and unused paid time off, accrued deferred compensation and employment status (active or nature of leave of absence), with respect of each Employee of the Company or any of its Subsidiaries (and for purposes of this Section 7.1 including any individual employed by a third party professional employer organization for the benefit of the Company of any of its Subsidiaries) as of the date of this Agreement (the “Employee Census”). Schedule 7.1(a)(ii) lists all independent contractors or consultants (including commissioning agents) who received payments in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the last twelve (12) months from the Company or any of its Subsidiaries as of the date of this Agreement (the “Independent Contractor Census”) (other than with respect to tax, accounting and legal services, or which are exclusively related to the transactions contemplated hereby) (“Independent Contractors”) and sets forth for each such Independent Contractor their name, status (i.e., consultant, independent contractor, sales representative, licensed reseller), the fee schedule and the total amount of all fees paid or accrued for such services provided during 2019, and the applicable term for which such services were or are anticipated to be provided. On the date that is five (5) Business Days prior to the Closing Date, the Company will provide an updated Employee Census and Independent Contractor Census to reflect changes, if any, on account of: (i) new hires added in the ordinary course of business prior to the Closing Date; (ii) attrition among the Employees or Independent Contractors prior to the Closing Date; and (iii) other changes agreed to by the Parties. The Parties acknowledge and agree that, to the extent applicable, the employment of the Employees by the Company and its Subsidiaries shall not be terminated by reason of the Transactions and the Employees shall remain employed by the Company and its Subsidiaries immediately after the Closing. Each Employee who continues employment with the Company following the Closing shall be referred to as a “Transferred Employee.” For a period of twelve (12) months after the Closing Date (or for the applicable Employee’s period of employment, if shorter), Purchaser shall, and shall cause its Affiliates and any successor to the business of the Company to, provide each Transferred Employee who remains employed with (or, in connection with the termination of a professional employer organization or other staffing organization, transfer to employment with) any of the foregoing with (i) annual base salary (for the avoidance of doubt, not including any bonus, commission or other contingent compensation) and (ii) annual benefits (other than any defined benefit pension or equity-based compensation opportunities or benefits) that are no less favorable in the aggregate than, in each of clauses (i) and (ii) those provided to similarly situated employees of the Purchaser at the relevant time.

(b) Nothing contained in this Agreement shall (i) be construed as a guarantee of continued employment of any Employee, (ii) prohibit Purchaser, the Company or any of their respective Affiliates from having the right to terminate the employment of any Employee prior to, on or after the Closing Date, (iii) confer upon any Transferred Employee any right to continued employment with the

Company or its Subsidiaries or otherwise modify the “at-will” employment relationship with any employees of the Company or its Subsidiaries or the Transferred Employees, (iv) require Purchaser, the Company or any of their respective Affiliates to continue any Benefit Plan or prevent the amendment, modification or termination thereof after the Closing Date, (v) establish or amend any Benefit Plan or other employee benefit plan or arrangement, or (vi) interfere with the right of the Company or its Subsidiaries to relocate the employment of any of the Transferred Employees at any time after the Closing Date.

(c) This Section 7.1 shall not constitute an amendment to or any other modification of any existing Company Benefit Plan. Furthermore, this Section 7.1 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 7.1, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever.

Section 7.2 Employment Agreements. At the request of Purchaser prior to Closing and subject to Seller Representative’s prior consent, the Company shall use reasonable commercial efforts in collaboration with and with the consent of Purchaser to enter into new or amended employment agreements or other compensation arrangements with certain members of senior management and other employees as identified by Purchaser from time to time.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions are subject to the satisfaction (or waiver by each of the Seller Representative and Purchaser) of the following conditions as of the Closing Date:

(a) all Consents required to be obtained or made under any Competition Law with respect to the Transactions shall have been made or obtained, and all waiting periods (including all extensions thereof) applicable to the consummation of the Transactions under any Competition Law shall have expired or been terminated;

(b) no Governmental Authority of competent jurisdiction shall have entered or issued any Order preventing consummation of the Transactions, and no Proceeding shall be pending before any Governmental Authority wherein an unfavorable Order would (i) prevent consummation of the Transactions or (ii) cause the Transactions to be rescinded following the Closing; and

(c) the Seaspan Parties shall have consummated the Seaspan Reorganization Transactions.

Section 8.2 Additional Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Transactions are subject to the satisfaction (or waiver by Purchaser in writing) of the following additional conditions as of the Closing Date:

(a) Accuracy of Representations and Warranties. (i) the Fundamental Representations of Sellers and the Company shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case the accuracy of such representation or warranty shall be determined as of such date), except for de minimis inaccuracies; and (ii) the other representations and warranties of Sellers and the Company set forth in ARTICLE III and ARTICLE IV shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case the accuracy of such representation or warranty shall be determined as of such date).

(b) Performance of Covenants. Sellers and the Company shall have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by Sellers and the Company under this Agreement to be performed or complied with on or prior to the Closing Date.

(c) No Material Adverse Effect. There shall not exist, and since the date of this Agreement, there shall not have occurred, any Material Adverse Effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Third Party Financing. Seaspan shall have consummated the Third Party Financing.

(e) Permitted Financing. Seaspan shall have consummated the Permitted Financing as described on Schedule 8.2(e) and the Seller Representative shall have complied with its obligations set forth therein in all material respects.

(f) Argentina Repatriation. The Company shall have established and demonstrated, to the satisfaction of Purchaser determined in its reasonable discretion, that (i) the Company can as of the Closing Date convert and repatriate payments received in Argentinian Pesos from its customer in Argentina to US Dollars in the BAML Account (A) within two (2) Business Days after receipt of payment from the customer and (B) in a manner that results in receipt in the BAML Account of an amount of US Dollars without a discount to the amount of the customer’s payment translated from Argentinian Pesos into US Dollars using the Central Bank Rate as of the date of such conversion and repatriation to the BAML Account, less ordinary bank fees and (ii) such manner of repatriation is consistent and sustainable in compliance with all applicable Laws.

(g) Argentina Contracts. (i) No Argentina Contract shall have been amended, modified, terminated or otherwise changed in any material respect, including with respect to the use of any exchange rate other than that provided for in Communication A 3500, nor shall have the Company or any of its Subsidiaries waived any material rights in respect thereof and the counterparty to the Argentina Contracts shall not be more than twenty (20) days delinquent in any payment obligation which is not disputed by such counterparty; and (ii) neither the Company nor any of its Subsidiaries nor the other party(ies) thereto shall be in breach, violation or default under any of the Argentina Contracts in any material respect.

(h) Closing Indebtedness & Additional Long Term Liabilities. The amount of the sum of Closing Indebtedness and Additional Long Term Liabilities (but in any case excluding any Prepayment Liabilities with respect to the Payoff Indebtedness) shall not exceed Three Hundred Twenty-Five Million Dollars ($325,000,000).

(i) Joinders. (i) With respect to each Non-Party Shareholder who is not a 6.19(b) Shareholder, the Company shall have received and delivered to the Seaspan Parties a Joinder Agreement validly executed by such Non-Party Shareholder; (ii) with respect to each 6.19(b) Shareholder, one of the following conditions shall be satisfied: (A) the Company shall have received and delivered to the Seaspan Parties a Joinder Agreement validly executed by such 6.19(b) Shareholder or (B) the Seller Representative shall, contemporaneously with the Closing, cause a Liquidity Event Purchase to be consummated in accordance with Section 6.19(b); provided, however, that for purposes of determining the Closing Date under Section 2.2, the condition set forth in this Section 8.2(i)(ii) shall be deemed satisfied on the date that the Seller Representative delivers an irrevocable written notice to the Seaspan Parties indicating that the Fairfax Parties will proceed under clause (B) with respect to each 6.19(b) Shareholder who has not then delivered a Joinder Agreement (but the Purchaser’s obligation to consummate the Closing shall remain subject to the simultaneous consummation of a Liquidity Event Purchase with respect to each such 6.19(b) Shareholder) and (iii) with respect to each Recapitalization Non-Party Shareholder, the Company shall have received and delivered to the Seaspan Parties a Joinder Agreement validly executed by such Recapitalization Non-Party Shareholder;

(j) Deliveries. Purchaser shall have received from Sellers and the Company the deliveries required pursuant to Section 2.6 and Section 2.7;

(k) No-Claims Declaration. The Fairfax Parties shall have delivered to the R&W Insurer a “No-Claims Declaration” in the form attached hereto as Exhibit H with such disclosures as are required to be made by the Fairfax Parties in accordance therewith.

Section 8.3 Additional Conditions to Obligations of Sellers and the Company. The obligations of Sellers to consummate the Transactions are subject to the satisfaction (or waiver by the Seller Representative) of the following additional conditions as of the Closing Date:

(a) (i) the Fundamental Representations of the Seaspan Parties shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case the accuracy of such representation or warranty shall be determined as of such date), except for de minimis inaccuracies; and (ii) the other representations and warranties of the Seaspan Parties set forth in ARTICLE V shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or material adverse effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or material adverse effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case the accuracy of such representation or warranty shall be determined as of such date);

(b) Purchaser shall have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by Purchaser under this Agreement on or prior to the Closing Date;

(c) Sellers and the Company shall have received from Purchaser the deliveries required pursuant to Section 2.5; and

(d) there shall not have occurred any event, change or circumstance that has had, or that would, individually or in the aggregate, reasonably be expected to have, a material adverse effect on the Seaspan Parties and their Subsidiaries, taken as a whole.

Section 8.4 Frustration of Closing Conditions. No Party may rely, whether as a basis for not consummating the Transactions or terminating this Agreement or otherwise, on the failure of any condition set forth in this ARTICLE VIII to be satisfied if such failure was caused by such Party’s breach of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated, and the Transactions may be abandoned, by written notice delivered by Purchaser or the Seller Representative to the other Party (other than in the case of Section 9.1(a)) at any time prior to the Closing:

(a) by the mutual written agreement of the Seller Representative and Purchaser;

(b) by either the Seller Representative or Purchaser, if the Closing does not occur on or prior to March 31, 2020 (the “Outside Date”); provided, that if the sole condition to the Closing remaining to be satisfied is as of such date is the condition set forth in Section 8.1(a), then either the Seller Representative or Purchaser can extend the Outside Date until April 30, 2020 by providing written notice to the other Parties; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to (i) the Seller Representative if any Seller or the Company has breached or failed to perform any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform has been the cause of or has resulted in the failure of the Closing to occur on or prior to the Outside Date or (ii) Purchaser if Purchaser has breached or failed to perform any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform has been the cause of or has resulted in the failure of the Closing to occur on or prior to the Outside Date;

(c) by either the Seller Representative or Purchaser, if any Governmental Authority of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the Transactions, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to (i) the Seller Representative if any Seller or the Company has failed to perform any of its covenants or agreements contained in this Agreement, which failure to perform has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted or (ii) Purchaser if Purchaser has failed to perform any of its covenants or agreements contained in this Agreement, which failure to perform has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(d) by Purchaser, if any Seller, Seller Representative or the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.2 and (ii) (A) if capable of being cured, has not been cured by such Seller or the Company by the earlier of the Outside Date and the date that is thirty (30) days after the Seller Representative’s receipt of written notice from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination or (B) is incapable of being cured;

(e) by the Seller Representative, if Purchaser breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.3 and (ii) (A) if capable of being cured, has not been cured by Purchaser by the earlier of the Outside Date and the date that is thirty (30) days after Purchaser’s receipt of written notice from the Seller Representative stating the Seller Representative’s intention to terminate this Agreement pursuant to this Section 9.1(e) and the basis for such termination or (B) is incapable of being cured.

Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement will immediately become void and have no further force or effect, and no Party will have any Liability to the any other Party; provided, however, that (a) the last sentence of Section 6.1, Section 6.5, Section 6.6, this Section 9.2, and Article XII will survive such termination and (b) no such termination will relieve any Party from Liability for any intentional breach of this Agreement by such Party prior to such termination.

ARTICLE X

SURVIVAL; INDEMNIFICATION

Section 10.1 Survival.

(a) The Parties, intending to modify any applicable statute of limitations, acknowledge and agree that all representations and warranties of the Sellers, the Company and the Seaspan Parties contained in this Agreement shall survive the Closing hereunder for a period of twelve (12) months after the Closing Date; provided, however, that the Fundamental Representations shall survive the Closing for a period of six (6) years following the Closing Date; and provided, further, that (x) nothing in this Section 10.1 shall limit the ability of any Party to recover its Losses suffered or incurred as a result of Fraud, and (y) nothing in this Section 10.1 is intended to affect or limit the ability of Purchaser to recover under the R&W Policy for any matters covered thereunder.

(b) The respective covenants and agreements of Sellers, the Seller Representative, the Company, and the Seaspan Parties contained in this Agreement shall survive the Closing for the period of time set forth in such covenants and agreements, if any, or until fully performed; provided, however, that the Parties, intending to modify any applicable statute of limitations, agree that, from and after the Closing, no Seller nor any Seaspan Party shall have any Liability under this Agreement for any breach of or failure to perform any covenant or agreement of such Seller or the Company, on the one hand, or Seaspan Party, on the other hand, as the case may be, contained in this Agreement that by its terms was to be performed at or prior to the Closing.

(c) Notwithstanding Section 10.1(b) and subject to Section 10.1(d) below, (i) the indemnification obligations of Sellers set forth in Sections 10.2(h) and (j) shall expire on the fifth (5th) anniversary of the Closing Date, (ii) the indemnification obligations of Sellers set forth in Sections 10.2(i) shall expire on the earlier to occur of the fifth (5th) anniversary of the Closing Date and the expiration of the statute of limitations with respect to the underlying Tax matter, (iii) the indemnification obligations of the Fairfax Parties set forth in Section 10.3(d) shall expire on the fifth (5th) anniversary of the Closing Date; and (iv) the indemnification obligations arising pursuant to Section 10.3(a) and Section 10.3(e) shall survive the Closing until the conclusion of the sixty (60) day period following the expiration of the applicable statute of limitations, including all extensions thereof and tolling periods related thereto (as used herein, “statute of limitations” does not mean the three year statute of limitations applicable to a claim for breach of contract under the laws of the State of Delaware), or, if no statute of limitation is applicable to any such indemnifiable matter arising pursuant to Section 10.3(a) or Section 10.3(e), for a period of ten (10) years following the Closing Date.

(d) If Purchaser provides notice of a claim in accordance with the terms of this Agreement prior to the end of the applicable period of survival set forth in this Section 10.1, then the liability for such claim will continue until such claim is fully resolved.

Section 10.2 Indemnification by Sellers. From and after the Closing, subject to the provisions of this ARTICLE X (including Section 10.5), each Seller, severally and not jointly (except that (i) the liability of the Fairfax Parties shall be joint and several as among and between the Fairfax Parties and (ii)

the liability of the ACM Parties shall be joint and several between the ACM Parties), based on the Percentage Interest applicable to each such Seller, shall indemnify Purchaser and its Affiliates (including the Company and its Subsidiaries from and after Closing) (each, a “Purchaser Indemnified Party”), defend and hold harmless the Purchaser Indemnified Parties from and against, and shall promptly pay or reimburse each Purchaser Indemnified Party for, any and all Losses sustained or incurred, including any Losses sustained or incurred by any Purchaser Indemnified Party resulting from or arising out of any of the following:

(a) any breach or inaccuracy in any representation or warranty made by such Seller in this Agreement (other than any breach of or inaccuracy in a Fundamental Representation) (it being understood and agreed that, except in the case of the Fairfax Parties and the ACM Parties who are jointly and severally liable for the breaches or inaccuracies by any Fairfax Party and the ACM Parties respectively, no Seller shall have any indemnification obligation pursuant to this clause (a) for any breach of inaccuracy in any representation or warranty made by another Seller in ARTICLE III);

(b) any breach or inaccuracy of a representation or warranty made by the Company in this Agreement, (other than any breach of or inaccuracy in a Fundamental Representation) or in any certificate delivered by the Company pursuant to this Agreement; or

(c) any breach or inaccuracy in any Fundamental Representation made by such Seller in ARTICLE III (it being understood and agreed that, except in the case of the Fairfax Parties and the ACM Parties who are jointly and severally liable for the breaches or inaccuracies by any Fairfax Party and the ACM Parties, respectively, no Seller shall have any indemnification obligation pursuant to this clause (c) for any breach of inaccuracy in any Fundamental Representation made by another Seller in ARTICLE III); or

(d) any breach or inaccuracy in a Fundamental Representation made by the Company in ARTICLE IV;

(e) any breach of or failure by such Seller to perform or comply with any covenant or agreement of such Seller contained in this Agreement that by its terms is to be performed after the Closing (it being understood and agreed that, except in the case of the Fairfax Parties and the ACM Parties who are jointly and severally liable for the breaches of any Fairfax Party and the ACM Parties, respectively, no Seller shall have any indemnification obligation pursuant to this clause (e) for any breach of or failure to perform any covenant or agreement of any other Seller);

(f) any Seller Transaction Expenses or Indebtedness of the Company or any of its Subsidiaries (excluding, for the avoidance of doubt, Indebtedness arising out of the Debt Refinancing Transactions) outstanding as of the Closing to the extent not deducted from the Purchase Consideration in the determination of the Final Purchaser Common Shares;

(g) any Proceeding by any holder of Equity Interests in the Company or any other Person related to the Transaction, the sale, transfer, delivery or conveyance of the Company Shares, the allocation or disbursement of the Closing Payment Shares or the Final Purchaser Common Shares or any element or portion thereof, including the actions of the Seller Representative in connection therewith;

(h) any Third Party Claims arising from the improper classification by the Company or any of its Subsidiaries of any individual as a consultant or independent contractor or other individual workers providing services to the Company or any of its Subsidiaries with respect to the period prior to the Closing in violation of any applicable Tax or other Laws;

(i) any Taxes imposed on the Company or applicable Subsidiary of the Company with respect to the taxable period (or portion thereof), jurisdiction and type of Tax, in each case as identified on Schedule 10.2(i), but in each case only to the extent such Taxes are excluded from coverage under the R&W Policy (the “Seller Indemnified Taxes”); or

(j) the matters specifically identified on Schedule 10.2(j).

Section 10.3 Indemnification by Fairfax. From and after the Closing, subject to the provisions of this ARTICLE X (including Section 10.5), the Fairfax Parties, jointly and severally, and without any right of contribution from the Company or its Subsidiaries, shall indemnify, defend and hold harmless each of the Purchaser Indemnified Parties, from and against, and shall promptly pay or reimburse each Purchaser Indemnified Party for, any and all Losses sustained or incurred by any Purchaser Indemnified Party resulting from, arising out of or with respect to any of the following:

(a) the Special Indemnified Taxes;

(b) any breach of or failure by the Seller Representative to perform or comply with any covenant or agreement of the Seller Representative contained in this Agreement, or any claim by any holder of Equity Interests in the Company arising out of any action taken by the Seller Representative in its capacity as such under this Agreement;

(c) the GE Litigation;

(d) subject to Section 10.5(f), any (i) Third Party Claims arising from the improper classification by the Company or any of its Subsidiaries of any individual as a consultant or independent contractor or other individual workers providing services to the Company or any of its Subsidiaries with respect to the period prior to the Closing in violation of any applicable Tax or other Laws and (ii) the matters specifically identified on Schedule 10.2(j); and

(e) subject to Section 10.5(f), the Seller Indemnified Taxes.

Section 10.4 Indemnification by Seaspan Parties. From and after the Closing, subject to the provisions of this ARTICLE X, the Seaspan Parties, jointly and severally, shall indemnify each Seller and its Affiliates (each, a “Seller Indemnified Party”) against, be liable to the Seller Indemnified Parties for, and hold each Seller Indemnified Party harmless from any and all Losses incurred by such Seller Indemnified Party to the extent arising out of any of the following:

(a) any breach of or inaccuracy in any representation or warranty made by a Seaspan Party in ARTICLE V or in any certificate delivered by the Seaspan Parties pursuant to this Agreement; or

(b) any breach of or failure by any Seaspan Party to perform any covenant or agreement of such Seaspan Party contained in this Agreement that by its terms is to be performed after the Closing.

Section 10.5 Limitations on Liability; Order of Recovery. Except in the case of Fraud:

(a) Notwithstanding anything to the contrary in this Agreement or any right or remedy available under any Law, the aggregate Liability of any Seller under Section 10.2 (and, in the case of the Fairfax Parties, together with their aggregate Liability under Section 10.3), will not exceed an amount equal to the product of (i) the Deemed Purchaser Common Shares Value multiplied by (ii)(A) the number of Final Purchaser Common Shares actually received by such Seller plus (B) the portion of the

Aggregate Holdback Amount allocable to such Seller based upon its Percentage Interest (and, in the case of the Fairfax Parties, the product of (i) the Deemed Purchaser Common Shares Value multiplied by (ii)(A) the aggregate number of Final Purchase Common Shares actually received by the Fairfax Parties plus (B) the portion of the Aggregate Holdback Amount allocable to the Fairfax Parties based upon their collective Percentage Interest) in connection with this Agreement. Except with respect to Losses arising under Section 10.3, which must be satisfied in immediately available funds, Losses under this ARTICLE X may be satisfied at each Seller’s election, either (x) by payment to Purchaser in immediately available funds an amount equal to the amount necessary to satisfy such Seller’s indemnification obligations pursuant to this ARTICLE X or (y) by surrender of Purchaser Common Shares to Purchaser in an amount equal to the amount necessary to satisfy such Seller’s indemnification obligations pursuant to this ARTICLE X at a deemed value per share equal to the Deemed Purchaser Common Shares Value. All indemnification obligations shall be satisfied once a Loss is agreed to by the Indemnifying Person or finally determined to be payable pursuant to this ARTICLE X within ten (10) Business Days of the date thereof, it being understood that with respect to any indemnification claim pursuant to Section 10.2(i) or 10.3(a), the final determination of Losses payable with respect thereto shall be based upon (and require) a final, non-appealable judgment from the applicable Governmental Authority (or a final settlement that complies with the terms of Section 6.7 and this ARTICLE X) with respect to the amount of Taxes to be imposed on the Company or its applicable Subsidiary.

(b) Upon final determination of any indemnification claim pursuant to any of Section 10.2(a), Section 10.2(b) and Section 10.2(d), Purchaser shall be entitled to cancel, out of the RW Retention Holdback Amount, that number of Purchaser Common Shares which is equal to the amount of the applicable Losses (as finally determined with respect to such indemnification claim) divided by the Deemed Purchaser Common Shares Value, and such Purchaser Common Shares shall cease to be reserved for issuance to Sellers. Sellers shall have no Liability under Section 10.2(a) or Section 10.2(b) for any indemnification claims once the RW Retention Holdback Amount has been exhausted. On the twelve (12) month anniversary of the Closing, Purchaser shall (i) issue to Sellers, in accordance with their respective Percentage Interests, the Purchaser Common Shares then remaining in the RW Retention Holdback Amount after giving effect to the first sentence of this Section 10.5(b), free and clear of all Liens other than Liens arising under applicable securities Laws and (ii) pay to each Seller based upon that number of the Released Shares issued to such Seller pursuant to this Section 10.5(b) their respective pro rata portion of any distributions or dividends in respect of such Purchaser Common Shares that would have been received by such Seller had such Purchaser Common Shares been issued and outstanding on the record date applicable to such distribution or dividend (but only for any record date that is on or after the Closing Date); provided, however, that if any indemnification claims pursuant to any of Sections 10.2(a), Section 10.2(b) or Section 10.2(d) are then pending, Purchaser shall continue to reserve for issuance to Sellers (but shall not issue to Sellers) that number of Purchaser Common Shares in the RW Retention Holdback Amount which is equal to the amount of Losses asserted in connection with such pending indemnification claims divided by the Deemed Purchaser Common Shares Value. Upon resolution of each such claim Purchaser shall issue to Sellers, in accordance with their respective Percentage Interests, the Purchaser Common Shares that were reserved in respect of such claim to the extent in excess of the amount of the indemnified Losses as finally determined with respect to such indemnification claim.

(c) Upon final determination of any indemnification claim pursuant to any of Section 10.2(h), Section 10.2(i) and Section 10.2(j), Purchaser shall be entitled to cancel, out of the Special Indemnity Holdback Amount, that number of Purchaser Common Shares which is equal to the amount of the applicable Losses (as finally determined with respect to such indemnification claim) divided by (i) if such final determination occurs on or prior to December 31, 2020, the Deemed Purchaser Common Shares Value; and (ii) if such final determination occurs after December 31, 2020, the volume-weighted average price of Purchaser Common Shares over the thirty (30) day period preceding such final determination (or, if the Purchaser Common Shares are not listed at such time, the then fair market value of Purchaser Common Shares as reasonably determined by the board of directors of Purchaser acting in good faith) (such amount, the “Updated Deemed Purchaser Common Shares Value”). All indemnification obligations shall be satisfied once a Loss is agreed to by the Indemnifying Person or finally determined to be payable pursuant to this ARTICLE X within ten (10) Business Days of the date thereof, and such Purchaser Common Shares shall cease to be reserved for issuance to Sellers. Sellers shall have no Liability under Section 10.2(h) through (j) for any indemnification claims once the Special Indemnity Holdback Amount has been exhausted. On the second (2nd) anniversary of the Closing Date, Purchaser shall (i) issue to Sellers, in accordance with their respective Percentage Interests, a number of Purchaser Common Shares equal to the Second Anniversary Purchaser Common Share Amount, free and clear of all Liens other than Liens arising under applicable securities Laws, and (ii) pay to each Seller based upon that number of the Released Shares issued to such Seller on the second (2nd) anniversary of the Closing Date pursuant to this Section 10.5(c) their respective pro rata portion of any distributions or dividends in respect of such Purchaser Common Shares that would have been received by such Seller had such Purchaser Common Shares been issued and outstanding on the record date applicable to such distribution or dividend (but only for any record date that is on or after the Closing Date). On the fifth (5th) anniversary of the Closing Date, Purchaser shall (i) issue to Sellers, in accordance with their respective Percentage Interests, the Purchaser Common Shares then remaining in the Special Indemnity Holdback Amount after giving effect to the preceding sentences of this Section 10.5(c), free and clear of all Liens other than Liens arising under applicable securities Laws and (ii) pay to each Seller based upon that number of the Released Shares issued to such Seller on the fifth (5th) anniversary of the Closing Date pursuant to this Section 10.5(c) their respective pro rata portion of any distributions or dividends in respect of such Purchaser Common Shares that would have been received by such Seller had such Purchaser Common Shares been issued and outstanding on the record date applicable to such distribution or dividend (but only for any record date that is on or after the Closing Date); provided, however, that if any indemnification claims pursuant to any of Section 10.2(h), Section 10.2(i) and Section 10.2(j) are then pending, Purchaser shall continue to reserve for issuance to Sellers (but shall not issue to Sellers) that number of Purchaser Common Shares in the Special Indemnity Holdback Amount which is equal to the amount of Losses asserted in connection with such pending indemnification claims divided by the Updated Deemed Purchaser Common Shares Value as determined at such time. Upon resolution of each such claim Purchaser shall issue to Sellers, in accordance with their respective Percentage Interests, the Purchaser Common Shares that were reserved in respect of such claim to the extent in excess of the amount of the indemnified Losses as finally determined with respect to such indemnification claim. For the avoidance of doubt, the Special Indemnity Holdback Amount shall be available only to satisfy indemnified Losses in respect of Section 10.2(h), Section 10.2(i) and Section 10.2(j), and, without limiting the generality of the foregoing, no claims in respect of Section 10.3(a) through (c) shall be satisfied out of the Special Indemnity Holdback Amount.

(d) With respect to indemnification claims pursuant to Section 10.2(c), indemnified Losses may be recovered only from the applicable Seller responsible for the breach or inaccuracy of the Fundamental Representation contained in ARTICLE III; provided, however, that in the event that such claim is recoverable under the R&W Policy, Purchaser shall seek recovery for such Losses by submission of claims by Purchaser pursuant to the R&W Policy until such time as the policy limit set forth in the R&W Policy has been reached and only thereafter may recover against the applicable Seller subject to Section 10.5(a).

(e) With respect to indemnification claims pursuant to Section 10.2(d), indemnified Losses shall be satisfied in the following order of priority to the extent available (i) first, from the RW Retention Holdback Amount in accordance with Section 10.5(b), (ii) second, in the event that such claim is recoverable under the R&W Policy, by submission of claims by Purchaser pursuant to the R&W Policy until such time as the policy limit set forth in the R&W Policy has been reached, and (iii) thereafter, against Sellers, severally and not jointly in accordance with their respective Percentage Interests (except that the liability of the Fairfax Parties and the ACM Parties shall be joint and several among the Fairfax Parties and the ACM Parties, respectively).

(f) The Fairfax Parties shall not be liable for indemnification under Sections 10.3(d) and (e) until the Special Indemnity Holdback Amount has been exhausted in full (including by means of the release of the Second Anniversary Purchaser Common Shares Amount), in which event the Fairfax Parties shall only be required to pay or be liable for indemnified Losses under Sections 10.3(d) and (e) to the extent in excess of indemnified Losses which are satisfied from the Special Indemnity Holdback Amount in accordance with Section 10.5(c).

(g) In the event of any Loss that may give rise to an indemnification obligation hereunder, the Indemnified Person shall take, and cause its Affiliates to take, all reasonable measures to mitigate the consequences of such Loss, including cooperating with the Indemnifying Person, if so requested by the Indemnifying Person.

(h) Notwithstanding anything to the contrary in this Agreement, the amount of any Losses incurred by any Indemnified Person shall be calculated after giving effect to (i) any insurance proceeds actually received from unaffiliated third parties by the Indemnified Person (or any of its Affiliates) with respect to such Losses and (ii) any Tax benefit realized or reasonably expected to be realized by the Indemnified Person (or any of its Affiliates) arising from the facts or circumstances giving rise to such Losses or from any indemnification payment with respect to such Losses. Each Indemnified Person shall use commercially reasonable efforts to obtain such proceeds, benefits, and recoveries, including seeking full recovery under all insurance policies issued by unaffiliated third parties covering any Loss, to the same extent as it would if such Loss were not subject to indemnification under this Agreement. If any such proceeds, benefits, or recoveries are received by an Indemnified Person (or any of its Affiliates) with respect to any Losses after the Indemnifying Person has made a payment to the Indemnified Person with respect to such Losses, the Indemnified Person (or such Affiliate) shall promptly pay to the Indemnifying Person the amount of such proceeds, benefits, or recoveries (up to the amount of the Indemnifying Person’s payment with respect to such Losses).

Section 10.6 Special Indemnification Claims.

(a) The amount of Losses which are subject to indemnification pursuant to Section 10.3(c) (“GE Losses”) shall be offset and netted against the amount of any damages awarded or settlement payable to the Company or any of its Subsidiaries in connection with the GE Litigation (“GE Collections”). The amount by which GE Losses are greater than the amount of the GE Collections after final resolution of all Proceedings related to the GE Litigation is herein referred to as the “Net GE Deficit” and the amount by which GE Losses are less than the amount of the GE Collections after final resolution of all Proceedings related to the GE Litigation is herein referred to as the “Net GE Surplus”. The resolution of Proceedings related to the GE Litigation shall be deemed final when the time for appeal related thereto, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

(b) Losses which are subject to indemnification pursuant to Section 10.3(a), Section 10.3(b), Section 10.3(d), and Section 10.3(e) shall be satisfied in the following order of priority as determined as of the time such indemnification claim is finally determined (i) first, against the amount of any Net GE Surplus, to the extent available at such time and not previously applied to Losses which are subject to indemnification pursuant to Section 10.3(a), Section 10.3(b), Section 10.3(d), or Section 10.3(e); and (ii) second, against the Fairfax Parties jointly and severally.

(c) Any Net GE Surplus available following the final resolution of the GE Litigation shall be allocated as follows (to the extent proceeds are available and in the following order of priority): (i) first, to the Company, in an amount equal to its costs and expenses incurred in connection with the prosecution and defense of the GE Litigation after the Closing (including any amounts reimbursed to Seller Representative pursuant to Section 10.7(c)); (ii) second, to the Fairfax Parties, in an amount equal to all indemnification payments previously made by the Fairfax Parties pursuant to Section 10.3(a), Section 10.3(b), Section 10.3(d), and Section 10.3(e); and (iii) third, to the Company, any remaining proceeds.

Section 10.7 Control of Proceedings; Miscellaneous Provisions. Subject to Section 10.6 with respect to Special Indemnification Claims:

(a) As promptly as practicable after becoming aware of a claim for indemnification under this Agreement not involving a Third Party Claim, but in any event no later than thirty (30) calendar days after first becoming aware of such claim, the Indemnified Person shall give written notice of such claim to the Indemnifying Person (a “Claim Notice”); provided, however, that the failure of the Indemnified Person to timely give such notice shall not relieve the Indemnifying Person of its obligations under this Agreement except to the extent (if any) that the Indemnifying Person forfeits rights or defenses or is otherwise actually prejudiced by reason of such failure. The Claim Notice shall set forth in reasonable detail (i) the facts and circumstances giving rise to such claim for indemnification, including all relevant supporting documentation in the possession of the Indemnified Person and (ii) the amount of Losses actually incurred and, to the extent the Losses have not yet been incurred, a good faith estimate of the amount of Losses that could be expected to be incurred, if practical.

(b) After the delivery of any Claim Notice pursuant to Section 10.7(a), the amount of indemnification to which an Indemnified Person shall be entitled under this ARTICLE X shall be determined by (i) the written agreement of the Indemnified Person and the Indemnifying Person, (ii) a final Order of any court of competent jurisdiction, or (iii) any other means to which the Indemnified Person and the Indemnifying Person shall agree. The Order of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

(c) As promptly as practicable after receiving notice of the assertion of any claim, or the commencement of any Proceeding, by any Person who is not an Indemnified Person in respect of which indemnification may be sought under this Agreement (including the Special Indemnification Claims, a “Third Party Claim”), but in any event no later than thirty (30) calendar days after receiving notice of such Third Party Claim (other than the Special Indemnification Claims), the Indemnified Person shall give a Claim Notice (in the form contemplated by Section 10.7(a)) to the Indemnifying Person in respect of such Third Party Claim; provided, however, that the failure of the Indemnified Person to timely give such notice shall not relieve the Indemnifying Person of its obligations under this Agreement except to the extent (if any) that the Indemnifying Person forfeits rights or defenses or is otherwise actually prejudiced by reason of such failure. The Indemnifying Person may, at its own expense, (i) participate in the defense of any such Third Party Claim and (ii) upon written notice to the Indemnified Person, assume and control the defense thereof with counsel of its own choice, subject to clause (i) in the proviso in Section 10.7(d); provided, however, that with respect to the Special Indemnification Claims, the Seller Representative shall assume and continue to control the defense thereof, subject to clause (i) in the proviso in Section 10.7(d); provided, further, that if the Indemnifying Person is a Seller, such Indemnifying Person shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is, other than with respect to the Special Indemnification Claims, asserted directly by or on behalf of a Person that is a supplier or customer of the Company or any of its Subsidiaries, or (y) seeks an injunction or other equitable relief against the Indemnified Person. With respect to the Special

Indemnification Claims or if the Indemnifying Person otherwise assumes the defense of a Third Party Claim other than the Special Indemnification Claims, the Indemnified Person shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person; provided, however, that other than with respect to the Special Indemnification Claims, if in the reasonable opinion of counsel to the Indemnified Person, (A) there are legal defenses available to an Indemnified Person that are different from or additional to those available to the Indemnifying Person; or (B) there exists a conflict of interest between the Indemnifying Person and the Indemnified Person that cannot be waived, the Indemnifying Person shall be liable for the reasonable fees and expenses of counsel to the Indemnified Person in each jurisdiction for which the Indemnified Person determines counsel is required. If the Indemnifying Person elects not to assume the defense of such Third Party Claim in accordance with this Section 10.7(c), the Indemnified Person may control the defense and prosecution of such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim on the terms and subject to the limitations contained in this ARTICLE X; provided, further, that the Indemnifying Person shall be obligated to pay for only one firm of counsel for all Indemnified Persons with respect to a Third Party Claim. Whether or not the Indemnifying Person chooses to defend or prosecute any such Third Party Claim, the Parties shall, and shall cause their respective Affiliates to, cooperate in the defense or prosecution of such Third Party Claim, including by providing or making available to the Indemnifying Person all witnesses, pertinent records, materials and information relating thereto in the Indemnified Person’s possession or under the Indemnified Person’s control (or in the possession or control of any of its Representatives) as is reasonably requested by the Indemnifying Person or its counsel. With respect to any Special Indemnification Claim conducted by the Seller Representative in accordance with this Section 10.7, from time to time at the request of the Seller Representative, the Company shall reimburse Seller Representative for its reasonable documented out-of-pocket legal expenses incurred in connection with the prosecution of any such Special Indemnification Claim.

(d) Any settlement or compromise made or caused to be made by the Indemnified Person or the Indemnifying Person, as the case may be, of any Third Party Claim shall also be binding upon the Indemnifying Person or the Indemnified Person, as the case may be, in the same manner as if a final Order had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, however, that (i) with respect to any Third Party Claim other than a Special Indemnification Claim, no liability, restriction, or Loss shall be imposed on the Indemnified Person as a result of such settlement or compromise without its prior written Consent, (ii) with respect to any Special Indemnification Claim, the Indemnifying Person may settle or compromise any such Special Indemnification Claim without the Consent of the Indemnified Person to the extent that settlement is limited to monetary damages; and (iii) the Indemnified Person shall not settle or compromise any Third Party Claim without the prior written Consent of the Indemnifying Person.

(e) Notwithstanding anything to the contrary contained herein, with respect to the Special Indemnification Claims, for so long as the Seller Representative is controlling the prosecution and defense thereof, the Seller Representative shall have reasonable access to the in-house legal counsel for the Company and its Subsidiaries to coordinate such prosecution and defense and shall have the right to direct the actions of such in-house legal counsel in respect thereof.

Section 10.8 Limitation of Certain Qualifiers. For purposes of this ARTICLE X, any breach of or inaccuracy in any representation or warranty set forth in this Agreement, and the calculation of the amount of any Losses incurred in connection with any such breach or inaccuracy, shall be determined without regard to any materiality, Material Adverse Effect, or other correlative or similar terms or qualification contained in or otherwise applicable to such representation, warranty or covenant.

Section 10.9 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Person, and the Indemnified Person’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Person (including by any of its Representatives) or by reason of the fact that the Indemnified Person or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Person’s waiver of any condition set forth in Section 8.2 or Section 8.3, as the case may be.

Section 10.10 Exclusive Remedy. Except in the case of Fraud, from and after the Closing, the sole and exclusive Liability and responsibility of the Parties and their respective Affiliates under or in connection with this Agreement and the Transactions (including for any breach of or inaccuracy in any representation or warranty, for any breach of or failure to perform any covenant or agreement, or for any other reason and regardless of the theory upon which any claim may be based, whether contract, equity, tort, warranty, strict liability, or any other theory of liability), and the sole and exclusive remedy of the Indemnified Persons with respect to any of the foregoing, shall be as set forth in this ARTICLE X and Section 12.15. If the Closing occurs, in no event shall any Party be entitled to rescission of the Transactions. Any and all claims arising out of or in connection with this Agreement and the Transactions must be brought under and in accordance with the terms of this Agreement. To the extent that, from and after the Closing, any Party or any of its Affiliates incurs any Losses for which it would otherwise be entitled to assert any claim or right to indemnification, contribution, or recovery against another Party or any of its Affiliates in connection with this Agreement or the Transactions, other than pursuant to the exclusive remedies described in this Section 10.10 or in the event of Fraud, such Party hereby waives, releases, and agrees not to assert such claim or right, and such Party agrees to cause each of its Affiliates to waive, release, and agree not to assert such claim or right, in each case regardless of the theory upon which any claim may be based, whether contract, equity, tort, warranty, strict liability, or any other theory of liability. Notwithstanding anything to the contrary in this Section 10.10, the forgoing is not intended to, and shall not operate to, deprive Purchaser of any right under the R&W Policy.

Section 10.11 Recourse under R&W Policy. Except in the case of Fraud, and notwithstanding anything in this Agreement to the contrary, neither Purchaser nor the Purchaser Indemnified Parties shall have recourse against Sellers under this Agreement or otherwise for breach of any representations and warranty under this Agreement other than (a) in respect of a Fundamental Representation contained in ARTICLE III or ARTICLE IV, provided that Purchaser has first sought indemnification under the R&W Policy to the extent the R&W Policy is available for the satisfaction of such claims, and (b) for amounts for which Sellers are responsible pursuant to Section 10.2(a) and Section 10.2(b), which amounts should be satisfied solely from the RW Retention Holdback Amount, it being the intent of the Parties that all other claims for breach of any representation or warranty pursuant to Section 10.2(a) and Section 10.2(b) be submitted under the R&W Policy.

Section 10.12 Tax Treatment. The parties acknowledge and agree that any payment pursuant to this ARTICLE X shall be treated as an adjustment to the Purchase Consideration under this Agreement for Tax purposes to the maximum extent permitted by applicable Laws.

ARTICLE XI

SELLER REPRESENTATIVE

Section 11.1 Designation. Each Seller hereby designates the Seller Representative to serve as the representative of Sellers with respect to the matters expressly set forth in this Agreement to be performed by the Seller Representative.

Section 11.2 Authority. Each Seller hereby irrevocably appoints the Seller Representative as the agent, proxy, and attorney in fact for such Seller for all purposes of this Agreement, including the full power and authority on such Seller’s behalf to: (i) consummate the Transactions; (ii) determine whether the conditions to Closing set forth in ARTICLE VIII have been satisfied (or to waive such conditions), or terminate this Agreement pursuant to ARTICLE IX; (iii) defend, control, settle, compromise, or take any other action on behalf of Sellers with respect to any matter for which any Purchaser Indemnified Party seeks indemnification under ARTICLE X; (iv) seek indemnification from Purchaser under ARTICLE X, including the right to prosecute, defend, control, settle, compromise, or take any other action with respect to any such indemnification claim; (v) disburse any funds received under this Agreement to such Seller and each other Seller; (vi) endorse and deliver any certificates or instruments representing such Seller’s Company Shares and execute such further instruments of assignment as Purchaser shall reasonably request; (vii) execute and deliver on behalf of such Seller any amendment or waiver to this Agreement; (viii) deliver all notices required to be delivered by Sellers under this Agreement; (ix) receive all notices required to be delivered to Sellers under this Agreement; (x) take all other actions to be taken by or on behalf of such Seller that the Seller Representative may deem necessary or desirable in connection with this Agreement; and (xi) do each and every act and exercise any and all rights which such Seller is, or Sellers collectively are, permitted or required to do or exercise under this Agreement. Each Seller agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the Consent of the Seller Representative and shall survive the death, incapacity, bankruptcy, dissolution, or liquidation of any Seller. All decisions and actions by the Seller Representative (to the extent authorized by this Agreement) will be binding upon all Sellers, and no Seller will have the right to object, dissent, protest, or otherwise contest the same.

Section 11.3 Reliance by Purchaser. Each Seller agrees that Purchaser will be entitled to rely on any action taken by the Seller Representative, on behalf of such Seller, pursuant to Section 11.2 (each, an “Authorized Action”), and that each Authorized Action shall be binding on such Seller as fully as if such Seller had taken such Authorized Action. Purchaser agrees that the Seller Representative, acting as the Seller Representative, will have no Liability to Purchaser for any Authorized Action, except to the extent that such Authorized Action is found by a final Order of a court of competent jurisdiction to have constituted willful misconduct.

Section 11.4 Exculpation. The Seller Representative will not, by reason of this Agreement, have a fiduciary relationship in respect of any Seller, except in respect of amounts received on behalf of such Seller. The Seller Representative will not be liable to any Seller for any action taken or omitted by it or any agent employed by it under this Agreement or any other document entered into in connection with this Agreement, except that the Seller Representative will not be relieved of any Liability imposed by Law for willful misconduct. The Seller Representative will not be liable to any Seller for any apportionment or distribution of payments made by the Seller Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Seller to whom payment was due, but not made, will be to recover from other Sellers any payment in excess of the amount to which such other Sellers are determined to have been entitled. The Seller Representative will not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions, or conditions of this Agreement. Neither the Seller Representative nor any Representative engaged by it will be liable to any Seller by virtue of the failure or refusal of the Seller Representative for any reason to consummate the Transactions or relating to the performance of its other duties under this Agreement, except that the Seller Representative will not be relieved of any Liability imposed by Law for willful misconduct.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Expenses. Except as provided in Section 6.3, Section 6.7, Section 6.10 and Section 12.8, each Party shall bear its own fees and expenses with respect to this Agreement and the Transactions.

Section 12.2 Amendments. The Parties may amend, modify, or supplement this Agreement only by a written agreement signed by Purchaser, the Company, and the Seller Representative.

Section 12.3 Notices. Any notice, request, instruction, or other communication to be given under this Agreement by a Party shall be in writing and shall be deemed to have been given to the other Party (a) when delivered, if delivered in person or by overnight delivery service (charges prepaid), (b) when sent, if sent via email, provided that no undeliverable message is received by the sender, or (c) when received, if sent by registered or certified mail, return receipt requested, in each case to the address or email address of such Party set forth below and marked to the attention of the designated individual:

If to any Seaspan Party, to:	with a copy (which will not constitute notice) to:

Atlas Corp. c/o Seaspan Ship Management Ltd. 2600 – 200 Granville St. Vancouver, BC Canada V6C 1S4 Attn: Ryan Cameron Courson Email: rccourson@seaspanltd.ca

DLA Piper LLP (US)

51 John F. Kennedy Parkway, Suite 120

Short Hills, New Jersey 07078-2704

Attention: Michael E. Helmer and Christopher C. Paci

Email: michael.helmer@us.dlapiper.com and christopher.paci@us.dlapiper.com

If to the Seller Representative (or any other Fairfax Party) or, prior to the Closing, the Company, to:	with a copy (which will not constitute notice) to:

Fairfax Financial Holdings Limited

95 Wellington Street, West, Suite 800

Toronto, Ontario Canada M5J 2N7

Attention: Paul Rivett, President and Christos

Gazeas, Senior Legal Counsel

Email: P_RIVETT@HWIC.CA;

CGAZEAS@FAIRFAX.CA

Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 Attention: Paul M. Crimmins and Jason P. Wagenmaker Email: PCrimmins@mayerbrown.com and JWagenmaker@mayerbrown.com

If to any Seller (other than the Fairfax Parties), to the address set forth on Exhibit A for such Seller;

or to such other individual or address or email address as a Party may designate for itself by notice given in accordance with this Section 12.3.

Section 12.4 United States Dollars. All payments pursuant to this Agreement shall be made by wire transfer in Dollars in immediately available funds to the account or accounts designated in writing by the payee to the payor, without any set-off, deduction, or counterclaim whatsoever.

Section 12.5 Waivers. Except as provided in ARTICLE X, no failure or delay by a Party in enforcing any of such Party’s rights under this Agreement will be deemed to be a waiver of such rights. No single or partial exercise of a Party’s rights will be deemed to preclude any other or further exercise of such Party’s rights under this Agreement. No waiver of any of a Party’s rights under this Agreement will be effective unless it is in writing and signed by such Party.

Section 12.6 Assignment. This Agreement will be binding on and inure to the benefit of the Parties and their respective successors and permitted assigns. Prior to the Closing, no Party may, by operation of law or otherwise, assign this Agreement or any of such Party’s rights or obligations under this Agreement without the written Consent of the other Parties; provided, that the Fairfax Parties shall be permitted to assign this Agreement to one of their Affiliates and transfer Company Shares to another Affiliate of the Seller Representative provided that such Affiliates validly executes and delivers to the Purchaser a Joinder Agreement prior to the assignment thereof (in which case, the Parties shall update Exhibit A accordingly). Following the Closing, any Party may assign any of its rights under this Agreement, but no such assignment will relieve such Party of any of its obligations under this Agreement.

Section 12.7 No Third Party Beneficiaries. Except as provided in Section 6.8 (with respect to D&O Indemnitees) and ARTICLE X (with respect to Indemnified Persons), this Agreement is solely for the benefit of the Parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or will confer on any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.8 Further Assurances. On and after the Closing Date, upon the request of any Party, the other Parties shall, at the requesting Party’s expense, execute and deliver such assignments and other instruments as may be reasonably requested by the requesting Party in order to evidence and effectuate the Transactions.

Section 12.9 Severability. If any provision of this Agreement is declared invalid, illegal, or unenforceable, (a) all other provisions of this Agreement will remain in full force and effect and (b) the Parties shall negotiate in good faith to amend or modify this Agreement to replace such invalid, illegal, or unenforceable provision with a valid, legal, and enforceable provision giving effect to the Parties’ intent to the maximum extent permitted by Law.

Section 12.10 Entire Agreement. This Agreement (including the Schedules), the Related Agreements, and the Confidentiality Agreement contain the entire agreement among the Parties and supersede all prior agreements, arrangements, and understandings, written or oral, among the Parties relating to the subject matter of this Agreement, the Related Agreements, and the Confidentiality Agreement.

Section 12.11 No Strict Construction. The Parties have each participated in the negotiation and drafting of the terms of this Agreement. The Parties agree that any rule of legal interpretation to the effect that any ambiguity is to be resolved against the drafting party will not apply in interpreting this Agreement.

Section 12.12 Governing Law. This Agreement, and all claims or causes of action that are based on, arise out of, or relate to this Agreement, will be governed by and construed in accordance with the Laws of the State of Delaware without regard to its conflicts of law rules and any other Law that would cause the application of the Laws (including the statute of limitations) of any jurisdiction other than the State of Delaware.

Section 12.13 Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement or any of the Related Agreements, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party’s intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the “AAA”), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in New York City, New York, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the State of Delaware Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction.

Section 12.14 WAIVER OF TRIAL BY JURY. EACH PARTY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.14.

Section 12.15 Equitable Relief; Other Remedies. Each Party acknowledges that (i) money damages may be an insufficient remedy for any actual or threatened breach of this Agreement by such Party, (ii) any such breach may cause the other Parties irreparable harm, and (iii) in addition to any other remedies available at law or in equity, the other Parties will be entitled to equitable relief by way of injunction, specific performance, or otherwise, without posting any bond or other undertaking, for any actual or threatened breach of this Agreement by such Party. No Party will contest the appropriateness of any injunction or specific performance as a remedy for a breach of this Agreement. Without limiting the generality of the foregoing, the Parties agree that:

(a) the Seller Representative will be entitled (but not obligated) to enforce specifically Purchaser’s obligation to consummate the Transactions if (x) the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than any conditions that by their nature can only be satisfied on the Closing Date, but provided that such conditions are then capable of being satisfied) and (y) Purchaser fails to consummate the Closing by the date the Closing is required to have occurred pursuant to the terms of this Agreement;

(b) the Seller Representative will be entitled (but not obligated) to enforce specifically Purchaser’s obligations under Section 6.5; and

(c) Purchaser will be entitled (but not obligated) to enforce specifically the Seller Representative’s, the Company’s and Sellers’ obligation to consummate the Transactions if (x) the conditions set forth in Section 8.1 and Section 8.3 have been satisfied or waived (other than any conditions that by their nature can only be satisfied on the Closing Date, but provided that such conditions are then capable of being satisfied) and (y) Sellers, the Company and/or the Seller Representative fail to consummate the Closing by the date the Closing is required to have occurred pursuant to the terms of this Agreement.

Section 12.16 Schedules. All Schedules attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Schedules shall be deemed to refer to this entire Agreement, including all Schedules. Any information disclosed in any Schedule shall be deemed to be incorporated into the other Schedules to this Agreement to the extent the relevance of such disclosure to such other Schedule is reasonably apparent on its face (including by means of an appropriate cross-reference). Neither the specification of any Dollar amount or any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Schedule is intended to imply that such amount, or higher or lower amounts, or the item or matter so specified or included, or other items or matters, are or are not material, and no Party may use the fact of the specification of any such amount or the specification or inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any item or matter not specified in this Agreement or included in any Schedule is or is not material for purposes of this Agreement. In addition, unless otherwise set forth in this Agreement, neither the specification of any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business or in a manner consistent with past practice, and no Party may use the fact of the specification or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any item or matter not specified in this Agreement or included in any Schedule is or is not in the ordinary course of business or in a manner consistent with past practice for purposes of this Agreement.

Section 12.17 Legal Counsel; Consent and Waiver. In any dispute or Proceeding arising out of or relating to this Agreement following the Closing, each Seller and the Seller Representative will have the right, at its election, to retain Mayer Brown LLP (together with its Affiliates, “Mayer Brown”) to represent it in such dispute or Proceeding, even if such representation is adverse to Purchaser, the Company, or their respective Affiliates. Purchaser, for itself and its Affiliates (including the Company), and for its and its Affiliates’ respective successors and assigns, hereby (a) consents to any such representation in any such dispute or Proceeding and (b) waives any actual or potential conflict arising from any such representation, regardless of the existence of (i) any adversity between the interests of Sellers or the Seller Representative, on the one hand, and Purchaser, the Company, or their respective Affiliates, on the other hand, in any such matter or (ii) any communication between Mayer Brown, on the one hand, and Sellers, the Seller Representative, the Company, or their respective Affiliates or employees, on the other hand, whether privileged or not, or any other information known to Mayer Brown by reason of Mayer Brown’s representation of Sellers, the Seller Representative, or the Company prior to the Closing.

Section 12.18 Privileged Communications. Mayer Brown and the in-house legal department of the Seller Representative have acted as counsel for the Seller Representative and the Fairfax Parties, and each of Beccar Varela, Finlaysons Lawyers, Syed Ishtiaq Ahmed & Associates and the in-house legal department of APR have acted as counsel for the Company (all of the foregoing, together with Mayer Brown, “Counsel”) in connection with this Agreement and the Related Agreements, the negotiation and documentation of this Agreement and the Related Agreements, and the consummation of the Transactions (collectively, the “Pre-Closing Engagements”). Purchaser agrees, on behalf of itself and, after the Closing, on behalf of the Company and its Subsidiaries, that (a) all communications in any form or format whatsoever between or among Counsel, on the one hand, and Sellers, the Seller Representative, the Company, and/or any of their respective Representatives, on the other hand, that relate in any way to the Pre-Closing Engagements (collectively, the “Privileged Communications”) will be deemed to be attorney-client privileged, (b) immediately prior to the Closing, without the need for any further action on the part of any Person, all right, title, and interest of the Company and its Subsidiaries or any Seller in and to any and all Privileged Communications shall transfer to and be vested solely in the Seller Representative, (c) from and after the Closing, the Privileged Communications and the expectation of client confidence relating thereto shall belong solely to the Seller Representative and may be controlled by the Seller Representative and shall not pass to or be claimed by Purchaser or the Company, and (d) Counsel shall have no duty whatsoever to reveal or disclose any such Privileged Communications, or any of its files relating to the Pre-Closing Engagements, to Purchaser, the Company, or any of their respective Representatives by reason of any attorney-client relationship between Counsel and the Company or otherwise. Purchaser and its Affiliates (including, after the Closing, the Company) will not intentionally access any such Privileged Communications for the purposes of pursuing any claim against Sellers, or to the files of Counsel relating to the Pre-Closing Engagements. Notwithstanding anything set forth in the foregoing provisions of this Section 12.18 to the contrary, if after the Closing a dispute arises between Purchaser or any of its Affiliates, including the Company or any of its Subsidiaries, on the one hand, and a third party, other than any Seller, the Seller Representative, or any of their respective Affiliates, on the other hand, the Company may assert the attorney-client privilege to prevent disclosure of Privileged Communications to such third party; provided, however, that neither Purchaser nor the Company may waive such privilege without the written Consent of the Seller Representative.

Section 12.19 No Waiver of Privilege; Protection from Disclosure or Use. Nothing in this Agreement will be deemed to be a waiver of any attorney-client privilege, work product protection, or other protection from disclosure or use. Purchaser acknowledges that Sellers and the Company have undertaken reasonable efforts to prevent the disclosure of any information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure or use but that, notwithstanding such efforts, the consummation of the Transactions could result in the inadvertent disclosure of such information. The Parties agree that any such inadvertent disclosure of information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure or use will not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure, and further agree to use reasonable best efforts to return any inadvertently disclosed information to the disclosing Party promptly upon becoming aware of its existence. Promptly following the return of any inadvertently disclosed information, the Party returning such information shall destroy any and all copies, summaries, descriptions, or notes of such inadvertently disclosed information, including electronic versions thereof, and all portions of larger documents or communications that contain such copies, summaries, descriptions, or notes.

Section 12.20 Counterparts. This Agreement may be signed in any number of counterparts, each of which is an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLERS:

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: President

FFHL GROUP LTD

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Director

ODYESSY REINSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

UNITED STATES FIRE INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

[Signature Page to Acquisition Agreement]

TIG INSURANCE (BARBADOS) LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

BRIT SYNDICATES LIMTED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

ZENITH INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

WENTWORTH INSURANCE COMPANY LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

ALLIED WORLD ASSURANCE COMPANY, LTD, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

[Signature Page to Acquisition Agreement]

ALLIED WORLD SPECIALTY INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

RIVERSTONE INSURANCE (UK) LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

TIG INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

NEWLINE CORPORATE NAME LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

RIVERSTONE CORPORATE CAPITAL LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

[Signature Page to Acquisition Agreement]

BRIT REINSURANCE (BERMUDA) LIMITED, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

ALLIED WORLD INSURANCE COMPANY, by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

FAIRFAX (BARBADOS) INTERNATIONAL CORP., by its Investment Manager, Hamblin Watsa Investment Counsel Ltd.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Vice Chairman

[Signature Page to Acquisition Agreement]

ACM ENERGY HOLDINGS I, LTD

By:	/s/ JOHN K. YONEMOTO

Name:	JOHN K. YONEMOTO
Title:	CHIEF INVESTMENT OFFICER

ACM APPLE HOLDINGS I, L.P.

By:	/s/ JOHN K. YONEMOTO

Name:	JOHN K. YONEMOTO
Title:	CHIEF INVESTMENT OFFICER

COMPANY:

APPLE BIDCO LIMITED

By:	/s/ Wendy Teramoto

Name:	Wendy Teramoto
Title:	Director

By:	/s/ Peter Wernink

Name:	Peter Wernink
Title:	Director

SELLER REPRESENTATIVE:

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Paul Rivett

Name:	Paul Rivett
Title:	President

[Signature Page to Acquisition Agreement]

SEASPAN:

SEASPAN CORPORATION

By:	/s/ Ryan Cameron Courson
Name: Ryan Cameron Courson Title: Chief Financial Officer

PURCHASER:

ATLAS CORP.

By:	/s/ Ryan Cameron Courson
Name: Ryan Cameron Courson Title: Chief Financial Officer

[Signature Page to Acquisition Agreement]

JCLA CAYMAN LIMITED

By:	/s/ Robert Udell
Name: Robert Udell Title: CFO and Authorized Officer

[Signature Page to Acquisition Agreement]

Exhibit 99.1

Seaspan Corporation
Unit 2, 16/F., W668 Building, Nos. 668 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong, China c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

Seaspan Announces Proposed Holding Company Reorganization

Forming Atlas Corp., a Leading Global Asset Manager

Enters into Agreement to Acquire APR Energy in $750 Million Transaction

Proposed Transactions to be Discussed at Investor Day Tomorrow

HONG KONG, China, November 21, 2019 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) today announced that its Board of Directors has approved the implementation of a holding company reorganization (the “Proposed Reorganization”), to create a new holding company, Atlas Corp. (“Atlas”), which will become the new parent company of Seaspan. The Proposed Reorganization is intended to advance strategic capital allocation initiatives and provide operational transparency. In conjunction with the Proposed Reorganization, Seaspan also announced that it has entered into a definitive agreement to acquire APR Energy Limited (“APR”), a global leader in fast-track, mobile power solutions (the “Proposed Acquisition”; together with the “Proposed Reorganization”, the “Proposed Transactions”).

Highlights of Proposed Transactions

•	The Proposed Reorganization advances the commitment from the Board of Directors and management to thoughtful capital allocation and diversification of cash flows through professional asset management.

•

In the Proposed Acquisition, Atlas will acquire APR, the world’s largest lessor of mobile gas turbines, in an all-stock transaction valued at $750 million including the assumption of debt, for an expected equity value at closing of approximately $425 million. Atlas shares will be issued to the sellers in the Proposed Acquisition at $11.10 per share.

•	Seaspan and APR are the global leaders in scale and service quality for their asset classes and offer unique integrated platforms to both lease and manage assets on long-term contracts.

•	David Sokol will be Chairman of the Board of Directors of Atlas along with Bing Chen as Chief Executive Officer and Director of Atlas and Ryan Courson as Chief Financial Officer of Atlas.

1

Comments from Seaspan Chairman & Fairfax Financial Holdings (“Fairfax”) Chairman

David Sokol, Chairman of Seaspan’s Board of Directors, commented, “The Proposed Acquisition is a transformative transaction on our journey as professional asset managers. We are bringing together two leading, integrated platforms, in two industries in which we have long-term confidence – maritime and energy. APR has built a compelling business with contracted cash flows and a focused management team, led by their talented CEO Charles “Chuck” Ferry. The addition of APR to Atlas will diversify our cash flows and expand our asset portfolio. We now have significant runway to deploy capital into two attractive businesses where scale and operational transparency can generate long-term shareholder value through cycles. We will provide further detail on the Proposed Acquisition and how it advances our corporate strategy at our Investor Day tomorrow.”

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, said, “We are thrilled to expand our partnership with David Sokol, Bing Chen and the Atlas management team. APR’s management has successfully repositioned the company and strengthened its financial performance since we took the company private in 2016. Now under the guidance of Atlas, with their deep experience in the energy industry and capital allocation, we are excited to participate in the next phase of APR’s growth. I am confident that the Atlas team is the best partner for APR for the long-term.”

APR Is a Compelling Strategic Global Energy Platform

APR, like Seaspan, is a global leasing business that owns and operates a fleet of capital-intensive assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and/or government backed utilities. APR focuses on maintaining high asset utilization through medium-to-long-term contracts, to optimize cash flows across its lease portfolio. APR is the global leader in its asset class and offers a unique integrated platform to both lease and operate its assets.

•

Favourable market dynamics. Expanding power demand in emerging markets, transition to non-baseload power sources, and the increasing propensity for power grid disruption resulting from natural disasters provide tailwinds for fast-track power generation.

•	Leading lessor of fast-track power solutions. Able to uniquely capitalize on fast-track power generation opportunities as the only global, at-scale operator of gas turbines.

•

Substantial platform growth potential. Positioned to leverage global platform to provide diversified medium-to-long-term contracted power to an expanded network of global customers with a management team committed to disciplined capital deployment to ensure high returns on invested capital.

•

Improved combined operations. Formation of Atlas will seek to drive substantially higher and more stable cash flows by maximizing effective synergies and unifying capital allocation processes across the Atlas group of companies.

Chuck Ferry, Chief Executive Officer of APR said, “APR is excited to be joining the Atlas team. We know this will provide a significant opportunity to remain the best-in-class for delivering fast power while expanding our efforts into renewable, alternative fuels, and other longer-term power projects.”

John Campion, Founder and Chairman of APR’s Board of Directors commented, “The business is well positioned for its next phase of growth. APR has a bright future under the combined leadership of David Sokol and Chuck Ferry.”

2

Seaspan Remains Focused on Leading Maritime Infrastructure

Subsequent to the Proposed Transactions, Seaspan will continue to operate independently, on a business-as-usual basis, focused on providing best-in-class service to its customers. Seaspan will remain unchanged from an operational perspective and will continue to finance its own operations. Seaspan will have the full support of Atlas in becoming a provider of leading global maritime infrastructure. Bing Chen will become Chairman of Seaspan upon closing of the Proposed Reorganization, in addition to his current role as President and Chief Executive Officer.

Bing Chen, President and Chief Executive Officer of Seaspan, commented, “Over the past two years, by executing on our core competencies, our team has consistently delivered value to each of our stakeholders through customer partnership and operational excellence. Going forward, we remain 100% committed to our customers, as it is paramount that our partners continue to rely on Seaspan for dedicated and best-in-class service. We are investing to drive further improvement in our unique integrated platform, as we continue to lead the industry in service quality and market consolidation. We are confident that our consistent execution will create sustainable value for our stakeholders. Our unwavering commitment to our global customers is further demonstrated by the two recently announced acquisitions of seven large, high quality containerships to best serve our global customers.”

The Proposed Reorganization

The Proposed Reorganization will be implemented through the merger of Seaspan and an indirect, wholly-owned subsidiary, with Seaspan continuing as the surviving corporation and a direct, wholly-owned subsidiary of Atlas. Upon completion of the Proposed Reorganization, holders of Seaspan common shares and Seaspan preferred shares will become holders of Atlas common shares and Atlas preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior to the Proposed Reorganization. The Proposed Reorganization is intended to be a tax-free transaction for U.S. federal income tax purposes for Seaspan shareholders.

Consummation of the Proposed Reorganization is subject to approval by the holders of Seaspan common shares. The date, time and place of the special meeting of shareholders (“Special Meeting”) at which holders of Seaspan common shares will vote on a proposal to approve the Proposed Reorganization will be announced by Seaspan at a later time, however it is expected to be held in the first quarter of 2020. Fairfax, the Washington Family and David Sokol, who together hold approximately 65% of outstanding Seaspan common shares, have indicated they intend to vote their shares in favour of the Proposed Reorganization. Atlas common shares and Atlas preferred shares are expected to be listed on the New York Stock Exchange upon the consummation of the Proposed Reorganization. Atlas’ common shares are expected to be listed with the ticker ATCO.

Ryan Courson, Chief Financial Officer of Seaspan commented, “The formation of Atlas as a global asset manager enables diversification of capital to hard-asset intensive industries and beyond, which we expect will yield strong through cycle returns. We see ample opportunities for attractive capital deployment in maritime in 2020 as demonstrated by our recent acquisitions of over $400 million of containership assets, and we are excited about the prospect of allocating capital towards the global energy platform of APR. Maritime or energy, we remain committed to thoughtfully allocating capital through cycles. The Proposed Reorganization is an important step that advances this strategic initiative.”

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The Proposed Acquisition

Atlas will acquire all of the outstanding common shares of APR from sellers including Fairfax, Albright Capital Management LLC, and certain other shareholders, in an all-stock transaction valued at $750 million, including the assumption of debt, for an expected equity value at closing of approximately $425 million. The Proposed Acquisition, which is subject to completion of the Proposed Reorganization and other customary closing conditions including receipt of applicable regulatory approvals, is expected to close in the first quarter of 2020.

A special committee of Seaspan’s Board of Directors, composed of two directors, including the Chairman, each of whom are independent of Fairfax and APR (the “Special Committee”), unanimously determined that the Proposed Transaction is fair, advisable and in the best interests of Atlas. The Special Committee unanimously recommended the Proposed Transaction to the Board, which approved the Transaction (with certain directors related to Fairfax and APR recusing themselves).

Further Details to be Provided at Seaspan’s Investor Day on November 22, 2019

Seaspan will host its annual Investor Day at 9:00am EST on November 22nd at NYSE Freedom Hall. Seaspan will discuss the Proposed Transactions and other developments. If you would like to attend the presentation and lunch please submit your attendance to IR@seaspancorp.com.

To listen-in, please dial 1-877-246-9875 (US) or 1-707-287-9353 (international) before the start of the call (Conference ID: 3496628). To access the live webcast of the conference call, go to www.seaspancorp.com and click on “Investor Relations” then “Events & Presentations” for the link.

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s fleet consists of 119 containerships, including seven vessels the Company has agreed to purchase, which have not yet been delivered, representing total capacity of more than 975,000 TEU. Seaspan’s current operating fleet of 112 vessels has an average age of approximately seven years and an average remaining lease period of approximately four years, on a TEU-weighted basis.

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About APR Energy

APR Energy provides rapidly deployable, large-scale power and fast-track mobile power to underserved markets and industries. APR Energy’s mobile, turnkey power plants help run cities, countries and industries around the world in both developed and developing markets. APR creates unique values through delivering large-scale power projects anywhere in the world in less time than the typical 2-5 years required to plan, finance, construct and commission a permanent power plant, and offering customized turnkey solutions including flexible plant design, fast track installation, balance of plant, and decommissioning. For more information, please visit www.aprenergy.com.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas will file a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHEN FILED, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The definitive proxy statement/prospectus will be mailed to the holders of Seaspan shares prior to the Special Meeting. In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can be obtained without charge by accessing them on Seaspan’s web site at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Matt Borys

Investor Relations

Seaspan Corporation

Tel. +1-778-328-5340

Email: IR@seaspancorp.com

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Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding the Proposed Transactions and the benefits of the Proposed Reorganization in terms of creating a leading global asset manager and of the Proposed Acquisition in terms of growth potential and high returns on invested capital. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the potential for delays in the consummation of the Proposed Transactions; challenges in integrating the operations of APR; the possibility that we might not recognize the benefits of the Acquisition; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and the Report of Foreign Private Issuer on Form 6-K to which this release is attached is attached as an exhibit. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

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